As filed with the Securities and Exchange Commission on June 22, 2005	Registration No. _________

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549
FORM SB-2
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

Greenville Federal Financial Corporation

(Name of small business issuer in its charter)

United States	6035	To be Applied For

(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. employer identification number)

690 Wagner Avenue
Greenville, Ohio 45331
(937) 548-4158

(Address and telephone number of registrant’s principal executive offices)

690 Wagner Avenue
Greenville, Ohio 45331
(937) 548-4158

(Address of principal place of business or intended principal place of business)

David M. Kepler
Greenville Federal Financial Corporation
690 Wagner Avenue
Greenville, Ohio 45331
(937) 548-4158

(Name, address and telephone number of agent for service)

With copies to:
Cynthia A. Shafer
Vorys, Sater, Seymour and Pease LLP
Atrium Two, 221 East Fourth Street
Cincinnati, Ohio 45202
(513) 723-4000

Fred A. Summer
Squire, Sanders & Dempsey L.L.P.
1300 Huntington Center
41 South High Street
Columbus, Ohio 43215
(614) 365-2700

Approximate date of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class		Proposed maximum	Proposed maximum
of securities to be	Amount to	offering price	aggregate	Amount of
registered	be registered	per share	offering price(1)	registration fee

Common shares, par value $.01 per share	1,606,837 shares	$10.00	$16,068,370	$1,891.25

(1)	Estimated solely for the purpose of calculating the registration fee.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

GREENVILLE FEDERAL FINANCIAL CORPORATION

1,397,250 Shares of Common Stock
(subject to increase to up to 1,606,837 shares)

     Greenville Federal Financial Corporation, a federally chartered corporation, is offering for sale 1,397,250 shares of its common stock on a best efforts basis. The shares being offered represent 45% of the shares of common stock of Greenville Federal Financial Corporation that will be outstanding following the offering. After the offering, 55% of Greenville Federal Financial Corporation’s outstanding common stock will be owned by Greenville Federal MHC, our federally chartered mutual holding company parent. Greenville Federal Financial Corporation is the proposed holding company for the planned successor to Greenville Federal Savings and Loan Association.

     We must sell a minimum of 1,032,750 shares in order to complete the offering, and we will terminate the offering if we do not sell the minimum number of shares. We may sell up to 1,606,837 shares because of regulatory considerations or changes in market or economic conditions without resoliciting subscribers. The offering is scheduled to terminate on _________, 2005. We may extend the termination date without notice to you, until _________, 200_, unless the Office of Thrift Supervision approves a later date, which may not be beyond _________, 200_.

     The minimum number of shares you may purchase is 25. The maximum purchase limitation that an individual may make is $150,000, and no person with an associate or group of persons acting in concert may purchase more than $200,000. Once submitted, orders are irrevocable unless the offering is terminated or extended beyond _________, 200_. If the offering is extended beyond _________, 200_, subscribers will have the right to modify or rescind their purchase orders. Funds received prior to the completion of the offering will be held in an account at Greenville Federal Savings and Loan Association and will bear interest at our savings account rate, which is currently ___% per annum. If the offering is terminated, subscribers will have their funds returned promptly, with interest.

     Keefe, Bruyette & Woods, Inc., will use its best efforts to assist us in selling our common stock but is not obligated to purchase any of the common stock that is being offered for sale. Subscribers will not pay any commissions to purchase shares of common stock in the offering. There is currently no public market for the common stock. Keefe, Bruyette & Woods, Inc. has advised us that it intends to make a market in the common stock but is under no obligation to do so. We expect that the common stock of Greenville Federal Financial Corporation will be quoted on the OTC Bulletin Board.

     For more information, you may call the Stock Information Center at the main office of Greenville Federal in Greenville, Ohio, at (937)
__-_______.

This investment involves risk, including the possible loss of principal.

Please read the “Risk Factors” beginning on page 11.

OFFERING SUMMARY
Price: $10.00 per share

	Minimum	Maximum	Adjusted maximum
Number of shares	1,032,750	1,397,250	1,606,837

Estimated offering expenses, excluding underwriting commissions and expenses	$625,579	$626,371	$627,077

Underwriting commissions and expenses	$184,421	$233,629	$261,923

Net proceeds	$9,517,500	$13,112,500	$15,179,370

Net proceeds per share	$9.22	$9.38	$9.45

     These securities are not deposits or savings accounts and are not insured or guaranteed by the FDIC or any other governmental agency.

     None of the Securities and Exchange Commission, the Office of Thrift Supervision, the FDIC, nor any state securities regulator has approved or disapproved these securities or has determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

KEEFE, BRUYETTE & WOODS

The date of this prospectus is _________, 2005

Greenville Federal Savings & Loan Association

Main Office: 690 Wagner Avenue   Greenville, Ohio 45331

Kroger Location: 100 Lease Avenue   Greenville, Ohio 45331

Toledo
Cleveland
Akron
Columbus
Dayton
Cincinnati
Darke County

Page
SUMMARY	1
RISK FACTORS	11
SELECTED FINANCIAL AND OTHER DATA	15
GREENVILLE FEDERAL FINANCIAL CORPORATION	16
GREENVILLE FEDERAL	17
GREENVILLE FEDERAL MHC	17
HOW WE INTEND TO USE THE PROCEEDS	18
PRO FORMA DATA	20
CAPITALIZATION	26
OUR PLANS REGARDING DIVIDENDS	27
MARKET FOR THE COMMON STOCK	28
REGULATORY CAPITAL REQUIREMENTS	28
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	30
BUSINESS OF GREENVILLE FEDERAL	45
SUPERVISION AND REGULATION	67
TAXATION	74
MANAGEMENT	77
OUR REORGANIZATION AND STOCK OFFERING	83
RESTRICTIONS ON ACQUISITION OF GREENVILLE FEDERAL FINANCIAL CORPORATION AND GREENVILLE FEDERAL	107
DESCRIPTION OF CAPITAL STOCK OF GREENVILLE FEDERAL FINANCIAL CORPORATION	110
TRANSFER AGENT AND REGISTRAR	111
LEGAL AND TAX OPINIONS	112
ADDITIONAL INFORMATION	112
INDEX TO FINANCIAL STATEMENTS	F-1
Exhibit 1.1
Exhibit 1.2
Exhibit 2
Exhibit 4
Exhibit 5
Exhibit 8
Exhibit 10.1
Exhibit 10.2
Exhibit 10.3
Exhibit 10.4
Exhibit 21
Exhibit 23.2
Exhibit 23.3
Exhibit 99.2
Exhibit 99.3
Exhibit 99.4

i

SUMMARY

     The following summary explains selected aspects of the reorganization and the offering of common stock by Greenville Federal Financial Corporation and the business of Greenville Federal. It may not contain all information that is important to you. We suggest you read this entire document carefully, including the financial statements and the notes to the financial statements.

     When used in this summary and elsewhere in this prospectus, terms such as “we,” “our,” “us” and similar terms refer to Greenville Federal Financial Corporation or, as indicated by the context, Greenville Federal Savings and Loan Association or Greenville Federal MHC. Greenville Federal Savings and Loan Association is also referred to as “Greenville Federal.”

The reorganization and the stock offering

     Greenville Federal Savings and Loan Association is a federally chartered mutual savings and loan association with two offices located in Greenville, Ohio. We are reorganizing into the mutual holding company structure. As part of the reorganization, Greenville Federal Financial Corporation is offering for sale between 1,032,750 and 1,397,250 shares to the public, or 45% of the shares to be outstanding upon completion of the reorganization. Greenville Federal MHC, a federally chartered mutual holding company, will own 55% of the outstanding common stock of Greenville Federal Financial Corporation upon the completion of the reorganization. Greenville Federal Financial Corporation will own all of the outstanding common stock of Greenville Federal.

     The following diagram shows our structure after the reorganization:

     The same directors and executive officers who manage Greenville Federal will manage Greenville Federal MHC and Greenville Federal Financial Corporation.

The companies

     Greenville Federal MHC will be a federally chartered mutual holding company that will own a majority of the outstanding common stock of Greenville Federal Financial Corporation. Greenville Federal MHC will not conduct any business other than owning the stock of Greenville Federal Financial Corporation. So long as Greenville Federal MHC exists, it is required to own at least a majority of the outstanding common stock of Greenville Federal Financial Corporation. Voting control over Greenville Federal MHC will be held by the members of Greenville Federal, who will be the depositors of Greenville Federal (as well as a few borrowers of Greenville Federal who have borrowings that have been outstanding since March 1986).

     Greenville Federal Financial Corporation will be a federally chartered mid-tier stock holding company for Greenville Federal. Greenville Federal currently has no plans for Greenville Federal Financial Corporation to engage in any business activities other than holding 100% of the outstanding stock of Greenville Federal. Because Greenville Federal MHC will hold a majority of the outstanding common stock of Greenville Federal Financial Corporation, the Board of Directors of Greenville Federal MHC will be able to exercise voting control over most matters put to a vote of the stockholders of Greenville Federal Financial Corporation.

     Greenville Federal is a federally chartered mutual savings and loan association headquartered in Greenville, Ohio. Greenville Federal was originally founded in 1883 as an Ohio chartered mutual savings and loan association. We converted to a federal charter in 1942. Our main office is located at 690 Wagner Avenue, Greenville, Ohio 45331, and our telephone number is 937-548-4158. We also have a branch located in a Kroger store in Greenville. The executive offices of Greenville Federal MHC and Greenville Federal Financial Corporation will also be located at that address and use that telephone number.

     Greenville Federal’s principal business activity is the origination of mortgage loans secured by one- to four-family residential real estate. We also originate construction loans, loans secured by nonresidential real estate and multifamily real estate, and consumer loans. Greenville Federal offers a variety of deposit accounts, including savings, certificate of deposit and demand accounts.

Our reasons for the reorganization

     Our primary reasons for the reorganization are: (i) to structure our business in a form that will enable us to access capital markets; (ii) to support future lending and operational growth; (iii) to enhance our ability to attract and retain qualified directors and management through stock-based compensation plans; and (iv) to support future branching activities and the acquisition of other financial institutions or financial services companies or their assets. In addition, we determined that the mutual holding company structure was preferable to a standard, full mutual-to-stock conversion because it permits us to limit the amount of capital being raised to enable us to deploy more prudently the proceeds of the offering. Although we have purchased property for the construction of an additional branch, we do not have any specific plans or arrangements for further expansion, and we do not now have any specific acquisition plans.

     In the future, Greenville Federal MHC may convert from the mutual to capital stock form, in a transaction commonly known as a “second-step conversion.” If Greenville Federal MHC decides to undergo a second step conversion, Office of Thrift Supervision regulations require that we obtain the approval of a majority of the total outstanding votes of the MHC’s members and the approval of a majority of the votes eligible to be cast by its minority stockholders in order to complete the transaction. The Board of Directors has no current plan to undertake a second-step conversion transaction.

     We are utilizing the mutual holding company form of reorganization, rather than a standard conversion in which the shares of a savings association are wholly owned by a parent holding company, which sells all of its stock to the public. The mutual holding company structure provides us the benefits of a stock company without the directors and officers of Greenville Federal losing control of the company to a stockholder or another company, thus allowing us to remain an independent savings association providing community-oriented financial services.

How we determined the offering range and the $10.00 price per share

     The independent appraisal by Keller & Company, dated as of May 12, 2005, established the offering range. This appraisal was based on our financial condition and operations and the effect of the additional capital raised in this offering. The $10.00 price per share was determined by our board of directors and is the price most commonly used in stock offerings involving reorganizations of mutual savings institutions. Keller & Company will receive fees totaling $30,000 for its appraisal services, plus reasonable out-of-pocket expenses incurred in connection with the appraisal.

     The appraisal incorporated an analysis of a peer group of publicly traded thrift institutions and mid-tier thrift holding companies that Keller & Company considered to be comparable to Greenville Federal. This analysis included an evaluation of the average and median price-to-earnings and price-to-book value ratios indicated by the market prices of the peer companies. Keller & Company applied the peer group’s pricing ratios, as adjusted for certain qualitative valuation factors to account for differences between Greenville Federal and the peer group, to Greenville Federal’s pro forma earnings and book value to derive the estimated pro forma market value of Greenville Federal.

     Keller & Company has estimated that as of May 12, 2005, the pro forma market value of Greenville Federal Financial Corporation on a fully-converted basis ranged from a minimum of $22,950,000 to a maximum of $31,050,000, with a midpoint of $27,000,000. The term “fully converted” means assuming that 100% of our common stock had been sold to the public, as opposed to the 45% that will be sold in the offering. Based on this valuation, the decision to sell 45% of the shares of Greenville Federal Financial Corporation to the public and the $10.00 per share price, the number of shares of common stock being issued by Greenville Federal Financial Corporation to the public will range from 1,032,750 shares to 1,397,250 shares, with a midpoint of 1,215,000 shares. The estimated offering range of Greenville Federal Financial Corporation may be increased by up to 15%, up to 1,606,837 shares.

     The following table presents a summary of selected pricing ratios for the peer group companies and the resulting pricing ratios for Greenville Federal. The estimated appraised value and the resulting premium/discount took into consideration the potential financial impact of the stock offering of Greenville Federal Financial Corporation. See “PRO FORMA DATA” for a description of the assumptions we used in making these calculations.

	Price-to-		Price-to-book
	earnings multiple		value ratio
Greenville Federal Financial Corporation
Maximum	—	(1)	124.69%
Minimum	—	(1)	105.26%

Valuation of peer group companies as of May 12, 2005
Averages	22.24	x	104.83%
Medians	17.88	x	104.35%

(1)	As Greenville Federal had a loss during the period, there is no price-to-earnings multiple for Greenville Federal.

     The following table presents pro forma pricing ratios for the peer group companies, assuming they had completed a second-step conversion, and for Greenville Federal, assuming it had also fully converted. Keller & Company’s calculations of the fully-converted pricing multiples for the peer group companies assume the pro forma impact of selling the mutual holding company shares of each of the peer group companies at their respective trading prices as of May 12, 2005. Keller & Company’s calculation of the fully-converted pricing multiples for Greenville Federal assumes the pro forma impact of selling 100% of the shares to be issued to the public at $10.00 per share.

	Fully-converted	Fully-converted
	pro forma	pro forma
	price-to-core	price-to-book
	earnings multiple	value ratio
Greenville Federal
Maximum	64.02 x	74.93%
Minimum	61.04 x	67.77%

Valuation of peer group companies as of May 12, 2005
Averages	17.72 x	104.83%
Medians	17.32 x	104.35%

     Based on the results of the appraisal, compared to the average pricing of the peer group on a fully-converted basis, Greenville Federal’s fully-converted pro forma pricing ratios at the maximum of the offering range indicated a premium of 261.21% on a price-to-core earnings basis and a discount of 28.52% on a price-to-book basis.

     The independent appraisal does not indicate market value. Do not assume or expect that the valuation of Greenville Federal Financial Corporation as indicated above means that the common stock will trade at or above the $10.00 purchase price after the reorganization.

     This table is not intended to be indicative of how our stock may perform. Stock appreciation is affected by many factors, including, but not limited to, the factors set forth in the more complete discussion elsewhere in this prospectus. Before you make an investment decision, we urge you to carefully read this prospectus, including, but not limited to, the “Risk Factors,” beginning on page 11.

     The independent appraisal will be updated before we complete the reorganization. Any changes in the appraisal would be subject to Office of Thrift Supervision approval.

After-market performance information provided by independent appraiser

     The following information was provided to our board of directors by Keller & Company as part of the appraisal. The table presents information for all “first step” mutual holding company offerings completed between January 1, 2004, and June 7, 2005. The information shows the average after-market performance of the trading price of the stock at certain points after the completion of the offerings.

	Average appreciation from initial trading date
Number of Transactions	1 Day	1 Week	1 Month	To June 7, 2005
27	12.78%	14.19%	9.90%	8.12%

None of the transactions contained in this table involved issuers that are part of the “peer group” of 10 publicly traded savings institutions included by Keller & Company in its appraisal.

     The table above presents only short-term historical information on stock price performance, which may not be indicative of the longer-term performance of such stock prices. The data presented in the table is not intended to predict how our shares of common stock may perform following the offering. The historical information in the table may not be meaningful to you because the data were calculated using a small sample.

     You should bear in mind that stock price appreciation or depreciation is affected by many factors. There can be no assurance that our stock price will not trade below $10.00 per share. Of these 27 initial public offerings, 8 were trading below their initial offering price on June 7, 2005. Before you make an investment decision, we urge you to carefully read this prospectus, including, but not limited to, the section entitled “Risk Factors” beginning on page 11.

     Keller & Company advised our board of directors that the appraisal was prepared based on guidelines provided by the Office of Thrift Supervision entitled “Guidelines for Appraisal Reports for the Valuation of Savings Institutions Converting from the Mutual to Stock Form of Organization.” That methodology requires a valuation based on an analysis of the financial condition and performance of selected publicly traded savings institutions whose stocks have traded for at least one year prior to the valuation date compared to our financial condition and performance. Keller & Company also gave consideration to the market conditions for securities in general and for publicly traded savings institution stocks in particular, but such conditions were not relied upon as a primary valuation methodology. Keller & Company also reviewed the aftermarket trading experience of recent transactions, but that factor was not relied upon as part of the valuation methodology. Considering that the recent offerings were completed in a variety of different market conditions and in different geographic areas, our board of directors did not consider the recent offering data particularly relevant to our appraisal. The table above is not intended to be indicative of how our stock may perform. Stock appreciation is affected by many factors, including, but not limited to, the factors set forth below. Before you make an investment decision, we urge you to carefully read this prospectus, including, but not limited to, the “RISK FACTORS” generally beginning on page 11. THERE CAN BE NO ASSURANCE THAT OUR STOCK PRICE WILL NOT TRADE BELOW $10.00 PER SHARE, AS HAS BEEN THE CASE FOR SOME MUTUAL HOLDING COMPANY OFFERINGS. Although the stock prices for the companies in the above table have, on average, increased during the period presented, data represented in the table may not be meaningful to investors in our stock for several reasons, including:

•	the data were calculated using a small sample;

•	the transactions from which the data were derived occurred primarily during a low market interest rate environment, during which time the trading prices for financial institution stocks typically increase;

•	if interest rates rise, our net interest income and the value of our assets could be reduced, which could negatively affect our stock price. See “RISK FACTORS — Rising interest rates may hurt our profits” on page 12; and

•	stock prices will be affected by general market conditions, the interest rate environment, merger or takeover transactions, speculative market pressures and other unforeseeable events. See “RISK FACTORS — There will be a limited market for our common stock, which may lower our stock price” on page 13; and “ — Our stock price may decline when trading commences” on page 13.

     Finally, a particular company’s stock price is subject to various factors, including the amount of proceeds a company raises, the quality of management and management’s ability to deploy the proceeds (such as through investments, the acquisition of other financial institutions or other businesses, the payment of dividends and common stock repurchases).

Conditions to completing the reorganization

     We are conducting the reorganization under the terms of our plan of reorganization. We cannot complete the reorganization and related offering unless the plan of reorganization is approved by at least a majority of votes eligible to be cast by members of Greenville Federal, we sell at least the minimum number of shares offered and we receive the final approval of the Office of Thrift Supervision to complete the reorganization and stock offering.

Benefits to management from the offering

     We intend to establish the Greenville Federal Financial Corporation Employee Stock Ownership Plan, which will purchase a number of shares equal to 3.92% of the total number of shares issued in the reorganization, including the shares issued to Greenville Federal MHC. A loan from Greenville Federal Financial Corporation to the plan, funded by a portion of the proceeds from this offering, will be used to purchase these shares. If shares are not available for purchase by the employee stock ownership plan in the offering, then the plan will purchase the shares in the open market. We will allocate these shares to employees over a period of years in proportion to their compensation. The employee stock ownership plan will provide a retirement benefit to all employees eligible to participate in the plan. The establishment of the plan will also result in additional compensation expense to Greenville Federal Financial Corporation. See “PRO FORMA DATA” for an illustration of the effects of this plan.

     We also intend to adopt a stock option plan and a recognition and retention plan for the benefit of directors, officers and employees, subject to stockholder approval. The stock option plan will permit awards representing up to 4.90%, and the recognition and retention plan will permit awards representing up to 1.96%, of the total number of shares of Greenville Federal Financial Corporation issued in the reorganization, including the shares issued to Greenville Federal MHC. Under Office of Thrift Supervision regulations, the plans cannot be adopted until at least six months after the closing of the reorganization. If the plans are adopted within one year of the closing of the reorganization, the Office of Thrift Supervision requires that the plans be approved by a vote of the shareholders of Greenville Federal Financial Corporation, other than Greenville Federal MHC. The vote requirement would be a majority of the votes eligible to be cast by the stockholders other than Greenville Federal MHC. The Office of Thrift Supervision may permit a vote of the majority of the votes actually cast, again not including the voting of the shares held by Greenville Federal MHC. If we adopt the recognition and retention plan, some members of management may be awarded stock at no cost to them. As a result, both the employee stock ownership plan and the recognition and retention plan will increase the voting control of management without a cash outlay. The granting of awards under the recognition and retention plan and the stock option plan will result in additional compensation expense to Greenville Federal Financial Corporation.

     The value of the stock options that would be issued under a stock option plan will be affected by the price of the Greenville Federal Financial Corporation stock at the time the stock option plan is implemented and the options are granted. If the stock option plan were to award stock options for 4.90% of the number of shares issued in the reorganization, including the shares issued to Greenville Federal MHC, the total shares subject to options would be 112,455, 132,300, 152,145 and 174,966, respectively, at the minimum, midpoint, maximum and adjusted maximum of the valuation range.

     The following table presents the total value of the shares of common stock, at the maximum of the offering range, which would be acquired by the employee stock ownership plan and the total value of all shares to be available for award and issuance under the recognition and retention plan. The table assumes that the value of the shares is the same as the purchase price in the offering. The table does not include a value for the options because the price paid for the option shares will be equal to the fair market value of the common stock on the day that the options are granted. As a result, financial gains can be realized under an option only if the market price of the common stock increases.

	Estimated	Percentage of shares
	value of shares	sold in the offering
Employee stock ownership plan	$1,217,160	8.71%
Recognition and retention plan awards	608,580	4.36
Stock options	—	10.89

     For a further discussion of benefits to management, see “MANAGEMENT.”

Tax consequences of the reorganization

     In general, the reorganization and the offering will not be taxable transactions for U.S. federal income tax purposes to Greenville Federal MHC, Greenville Federal Financial Corporation, Greenville Federal, persons who receive or exercise subscription rights, or persons purchasing Greenville Federal Financial Corporation stock in the offering. Our counsel, Vorys, Sater, Seymour and Pease LLP, has issued an opinion to Greenville Federal stating in part that, for federal income tax purposes:

•	no gain or loss will be recognized by Greenville Federal as a result of the reorganization; and

•	no gain or loss will be recognized by account holders of Greenville Federal as a result of the reorganization.

     Greenville Federal has also received an opinion from Vorys, Sater, Seymour and Pease stating that implementation of the plan of reorganization will not result in any Ohio corporation franchise tax liability. See “OUR REORGANIZATION AND STOCK OFFERING — Tax effects of our reorganization and stock offering.”

Persons who can order stock in the offering

     We are offering the shares of common stock in a Subscription Offering to those with subscription rights, listed below in the following order of priority:

1.	Depositors who held at least $50 with us on March 31, 2004;

2.	The Greenville Federal Financial Corporation Employee Stock Ownership Plan;

3.	Depositors who held at least $50 with us on _________, 2005; and

4.	Members of Greenville Federal at the close of business on _________, 2005.

     If we receive subscriptions for more shares than are to be sold in this offering, shares will be allocated in order of the priorities described above under a formula outlined in the plan of reorganization. If we increase the number of shares to be sold above 1,397,250 the employee stock ownership plan will have the first priority right to purchase any shares exceeding that amount to the extent that its subscription has not previously been filled. Any shares remaining will be allocated in the order of priorities described above. See “OUR REORGANIZATION AND STOCK OFFERING” for a description of the allocation procedure. Shares of common stock not subscribed for in the Subscription Offering will be offered to the general public in a direct community offering and, if necessary a public offering. See pages 99 to 100. The direct community offering, if any, will begin at the same time as, during or promptly after the Subscription Offering.

Purchase limitations

     Our plan of reorganization establishes limitations on the purchase of stock in the offering. Such limitations include the following:

•	The minimum purchase is 25 shares;

•	No person individually may purchase more than $150,000 (15,000 shares) of stock;

•	No two or more persons who are associates or acting in concert may purchase more than $200,000 of stock (20,000 shares); and

•	Subject to the approval of the Office of Thrift Supervision, we may increase or decrease the purchase limitations.

How to purchase common stock

     Note: Once we receive your order, you cannot cancel or change it without our consent. If Greenville Federal Financial Corporation intends to sell fewer than 1,032,750 shares or more than 1,666,837 shares, all subscribers will be notified and given the opportunity to change or cancel their orders. If you do not respond to this notice, we will return your funds promptly with interest.

     If you want to subscribe for shares, you must complete an original stock order form and drop it off, together with full payment or withdrawal authorization, at any Greenville Federal branch office or send it, together with full payment or withdrawal authorization, to Greenville Federal in the postage-paid envelope provided. You must sign the certification that is part of the stock order form. We must receive your stock order form before _____________________, 2005.

     To ensure that we properly identify your subscription rights, you must list all of your deposit accounts as of the eligibility dates on the stock order form. If you fail to do so, your subscription may be reduced or rejected.

     You may pay for your subscriptions:

(1)	by personal check, official bank check or money order made payable to Greenville Federal Financial Corporation;

(2)	by authorizing us to withdraw money from your deposit account(s), including certificates of deposit, maintained at Greenville Federal. To use funds in an individual retirement account or a Coverdell education savings account at Greenville Federal, you must transfer your account to an unaffiliated institution or broker. Please contact the Stock Information Center as soon as possible for assistance; or

(3)	in cash, if delivered in person at any full-service banking office of Greenville Federal, although we request that you exchange cash for a check with any of our tellers.

Stock Information Center

     If you have any questions regarding the offering or our change in structure, please call the Stock Information Center at (937) ______-_________.

Subscription rights

     Subscription rights are not allowed to be transferred and we will act to ensure that you do not transfer your subscription rights. We will not accept any stock orders that we believe involve the transfer of subscription rights.

Important Risks in Owning Greenville Federal Financial Corporation’s Common Stock

     Before you decide to purchase stock, you should read the “RISK FACTORS” section on pages 11 to 14 of this document.

Termination of the offering

     The Subscription Offering will end on _________, 2005. We expect that the direct community offering, if any, would end at the same time. If all of the shares are not subscribed for and we do not get orders for the remaining shares by _________, 2005, we will either:

•	Promptly return any payment you made to us, with interest, or cancel any withdrawal authorization you gave us; or

•	Extend the offering, if allowed by the Office of Thrift Supervision, and give you notice of the extension and of your rights to cancel or change your order. If we extend the offering and you do not respond to the notice, then we will cancel your order and return your payment, with interest, or cancel any withdrawal authorization you gave us.

How we will use the proceeds from the sale of the stock

     We intend to use the net proceeds received from the stock offering as follows:

	Minimum	Maximum	Maximum, as adjusted
Retained by Greenville Federal Financial Corporation and initially placed in short-term investments for general corporate purposes	$3,859	$5,339	$6,189
Employee stock ownership plan loan	900	1,217	1,400
Contributed to the capital of Greenville Federal	4,759	6,557	7,590

Net offering proceeds	$9,518	$13,113	$15,179

     We may use the net proceeds to invest in mortgage-related and investment securities, to finance the possible acquisition of other financial institutions or financial service businesses, to pay dividends or for other general corporate purposes, including repurchasing shares of our common stock. Greenville Federal may use the proceeds it receives to make loans, to purchase securities, to expand its banking business internally or through acquisitions, and for general corporate purposes. See “HOW WE INTEND TO USE THE PROCEEDS OF THE OFFERING.”

Dividends

     We intend to pay a quarterly dividend to the shareholders of Greenville Federal Financial Corporation, but the amount of such dividend has not yet been determined. Dividends will depend on our ability to pay them and the discretion of the board of directors. We will not pay or take any steps to pay a tax-free dividend that qualifies as a return of capital for one year following the stock offering. See “OUR PLANS REGARDING DIVIDENDS.”

Market for common stock

     We expect that the stock of Greenville Federal Financial Corporation will be quoted on the OTC Bulletin Board. Keefe, Bruyette & Woods, Inc., has indicated its intention to register to trade the stock, will assist us in identifying other firms to do the same, and may solicit potential buyers and sellers to match buy and sell orders, but it is under no obligation to do so.

RISK FACTORS

     You should consider these risk factors, in addition to the other information in this prospectus, before deciding whether to make an investment in this stock.

Risks related to our business:

After the change in structure and stock offering, our return on equity will be low compared to other companies, which could negatively impact the price of our stock.

     Our return on equity has been below that of our peers for the last two fiscal years for a number of reasons. In fact, we incurred a net loss in the fiscal year ended June 30, 2004, as well as for the first nine months of fiscal year 2005. We sold most of the fixed-rate loans we originated from June 2001 until June 2003 in an attempt to manage our interest rate risk, leaving us with excess liquidity in a time of low interest rates. In addition, in the late 1990’s to the middle of 2001, we used long-term borrowings from the Federal Home Loan Bank of Cincinnati to fund our loan portfolio. The loans held in our portfolios have been paid off because interest rates have decreased to historic lows, but the borrowings cannot be prepaid without incurring large prepayment penalties. As a result, we are maintaining these liabilities with relatively high interest rates.

     The proceeds we will receive from the sale of our common stock will significantly increase our capital and it will take us time to fully use it in our business operations. Our compensation expenses will also increase because of the costs associated with the employee stock ownership and stock-based incentive plans. We estimate the increase in annual compensation expense to be approximately $237,000 on an after-tax basis, based on the maximum of the valuation range. We will also have additional expenses as a publicly owned company. Therefore, we expect our return on equity to be below our historical level and less than our regional and national peers. This low return on equity could hurt our stock price. We cannot guarantee when or if we will achieve returns on equity that are comparable to industry peers. For further information regarding pro forma income and expenses, see “PRO FORMA DATA.”

Rising interest rates may hurt our profits.

     To be profitable, we have to earn more money in interest we receive on loans and investments we make than we pay in interest to our depositors and lenders. If interest rates continue to rise, our net interest income will be negatively affected because interest paid on interest-bearing liabilities, such as deposits and borrowings, generally increases more quickly than interest received on interest-earning assets, such as loans. This would cause our income to go down. In addition, rising interest rates may hurt our income because they may reduce the demand for loans. For a further discussion of how changes in interest rates could impact us, see “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS — Asset and Liability Management and Market Risk.”

Increased foreclosures may hurt earnings.

     We have experienced increased foreclosures on single-family homes during the last three years. From 1985 until March 31, 2005, we have foreclosed on a total of 45 properties, 15 of them just in the last three years. Our foreclosure experience reflects that of Darke County in general, which had 133 foreclosures in 2003, 160 foreclosures in 2004, and 78 foreclosures just through mid-March of 2005. Although we try to minimize losses on foreclosures by requiring private mortgage insurance for loans with loan-to-value ratios greater than 80%, no assurance can be provided that losses will not increase, particularly if housing prices fall in our market area.

Strong competition within our market area may limit our growth and profitability.

     Competition in the banking and financial services industry is intense. In our market area, we compete with commercial banks, savings institutions, mortgage brokerage firms, credit unions, finance companies, mutual funds, insurance companies, and brokerage and investment banking firms operating locally and elsewhere. Many of these competitors have substantially greater resources and lending limits than we do and may offer certain services that we do not or cannot provide. Our profitability depends upon our continued ability to successfully compete in our market.

Our use of proceeds from this offering to buy U.S. government and federal agency securities, mortgage-backed securities and deposits in financial institutions could increase our risk that changes in market interest rates will result in lower income.

     We intend initially to use the net proceeds from the stock sale to purchase U.S. government and federal agency securities, mortgage-backed securities and deposits in financial institutions with interest rates that fluctuate with the general trends in the U.S. bond market. These rates could decrease, causing us to earn less on these assets in the future.

We may be adversely affected by changes in laws and regulations.

     We are subject to extensive regulation, supervision and examination by the Office of Thrift Supervision, our chartering authority, and by the FDIC, as insurer of our deposits. Both Greenville Federal MHC and Greenville Federal Financial Corporation will be subject to regulation and supervision by the Office of Thrift Supervision. This regulation and supervision governs the activities in which an institution and its holding company may engage, and are intended primarily for the protection of the insurance fund and depositors. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the level of our allowance for loan losses. Any change in this regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations.

A reduction in the involvement of the Chief Executive Officer in the operations of Greenville Federal may have a material adverse effect on our operations.

     As is the case with many small financial institutions, we rely heavily on our President and Chief Executive Officer, David M. Kepler. Mr. Kepler has been employed by Greenville Federal for 32 years, serving as President and Chief Executive Officer for the last eight years. He performs many functions that typically are delegated to other officers in larger institutions, and he is well known in the community for his affiliation with Greenville Federal. Mr. Kepler’s reduction in involvement in our operations could have a material adverse effect on our operations. Mr. Kepler has no current intention to decrease his involvement, other than possibly hiring one or more additional employees to assume some customary officer positions he performs.

Risks related to the offering:

Our stock price may decline when trading commences.

     We cannot guarantee that if you purchase shares in the offering, you will be able to sell them at or above the $10.00 purchase price. After the shares of our common stock begin trading, the trading price of the common stock will be determined by the marketplace, and will be influenced by many factors, including prevailing interest rates, investor perceptions and general industry, geopolitical and economic conditions. Publicly traded stocks, including stocks of financial institutions, have recently experienced substantial market price volatility. These market fluctuations might not be related to the operating performance of particular companies whose shares are traded. Moreover, if our return on equity and return on assets for the last two fiscal years continues, our stock price may not increase to or beyond $10.00 per share and may, in fact, fall below $10.00 per share.

There will be a limited market for our common stock, which may lower our stock price.

     Although we intend to have Greenville Federal Financial Corporation’s stock quoted on the OTC Bulletin Board, there is no guarantee that the shares of Greenville Federal Financial Corporation will be regularly traded. If an active trading market for Greenville Federal Financial Corporation’s stock does not develop, you may not be able to sell all of your shares of Greenville Federal Financial Corporation’s common stock on short notice, and the sale of a large number of shares at one time could temporarily depress the market price. There also may be a wide spread between the bid and asked price for our common stock. When there is a wide spread between the bid and asked price, the price at which you may be able to sell your common stock may be significantly lower than the price at which you could buy it at that time.

Greenville Federal MHC will have enough votes to control what happens on most matters put to a vote of stockholders.

     Greenville Federal MHC is required by the Office of Thrift Supervision to own more than half of the common stock of Greenville Federal Financial Corporation. The board of directors of Greenville Federal MHC will have the power to vote this stock. Therefore, the board of Greenville Federal MHC will control the results of most matters put to a vote of stockholders of Greenville Federal Financial Corporation, including the election of directors. Consequently, Greenville Federal MHC, acting through its board of directors, will be able to control the business and operations of Greenville Federal Financial Corporation and will be able to prevent any challenge to the ownership or control of Greenville Federal Financial Corporation by stockholders other than Greenville Federal MHC. We cannot assure you that Greenville Federal MHC will not take actions that public stockholders believe are against their interests. For more information regarding your lack of voting control over Greenville Federal Financial Corporation, see “GREENVILLE FEDERAL MHC” and “RESTRICTIONS ON ACQUISITION OF GREENVILLE FEDERAL FINANCIAL CORPORATION AND GREENVILLE FEDERAL.”

Stock benefits we plan to award following the change in structure and stock offering could reduce your voting control and ownership interest.

     If approved by a vote of the stockholders, excluding the shares owned by Greenville Federal MHC, we intend to establish a stock option plan with a number of shares equal to 4.9%, and a recognition and retention plan with a number of shares equal to 1.96%, of the total number of shares issued in the reorganization, including the shares issued to Greenville Federal MHC. Stock options are paid for by the recipient in an amount equal to the fair market value of the stock on the date of the grant. This payment is not made until the option is actually exercised by the recipient. Recognition and retention plan awards compensation paid in the form of stock rather than cash, and is not paid for by the recipient. Awards under these plans will reduce the voting interest of the original shareholders other than Greenville Federal MHC by up to 13.23%, if previously unissued shares are issued for exercised options and recognition and retention plan awards. For further discussion regarding these plans, see “PRO FORMA DATA” and “MANAGEMENT — Benefits — Other Future Stock Benefit Plans.”

Office of Thrift Supervision policy on remutualization transactions could prohibit acquisition of Greenville Federal Financial Corporation, which may lower our stock price.

     Current Office of Thrift Supervision regulations permit a mutual holding company to be acquired by a mutual institution in a remutualization transaction. The possibility of a remutualization transaction has recently resulted in a degree of takeover speculation for mutual holding companies which is reflected in the per share price of mutual holding companies’ common stock. The Office of Thrift Supervision has issued a policy statement indicating that it views remutualization transactions as raising significant issues concerning disparate treatment of minority stockholders and mutual members of the target entity and raising issues concerning the effect on the mutual members of the acquiring entity. Under certain circumstances the Office of Thrift Supervision intends to give these issues special scrutiny and reject applications providing for the remutualization of a mutual holding company unless the applicant can clearly demonstrate that the Office of Thrift Supervision’s concerns are not warranted in the particular case. Should the Office of Thrift Supervision prohibit or otherwise restrict these transactions in the future, our per share stock price may be adversely affected.

SELECTED FINANCIAL AND OTHER DATA

     The summary information presented below under “Selected Financial Condition Data” and “Selected Operations Data” for, and as of the end of, each of the years ended June 30, 2004 and 2003, is derived from our audited financial statements. The information as of and for the nine months ended March 31, 2005 and 2004, is unaudited but, in the opinion of management, contains all adjustments (none of which were other than normal recurring accruals) necessary for a fair presentation of the results of these periods. The following information is only a summary and you should read it in conjunction with our financial statements and notes beginning on page F-1.

	March 31,	At June 30,
	2005	2004	2003
SELECTED FINANCIAL CONDITION DATA:	(In thousands)
Total assets	$124,247	$126,335	$137,235
Cash and cash equivalents	3,104	7,902	12,393
Certificates of deposit	—	297	6,237
Investment securities available for sale	15,651	15,404	20,214
Investment securities held to maturity	18,000	18,999	22,000
Mortgage-backed securities held to maturity	1,891	2,591	3,155
Loans receivable (1)	76,554	72,571	66,585
Deposits	78,297	83,970	89,883
Advances from the Federal Home Loan Bank	31,025	27,347	31,690
Retained earnings, net – restricted	13,072	13,673	13,876
Allowance for loan losses	580	451	441
Nonperforming loans	429	800	1,366

	For the nine months ended		For the year ended
	March 31,		June 30,
SELECTED OPERATIONS DATA:	2005	2004	2004	2003
Total interest income	$4,627	$4,626	$6,130	$7,199
Total interest expense	2,228	2,574	3,351	4,141

Net interest income	2,399	2,052	2,779	3,058
Provision for losses on loans	180	10	10	40

Net interest income after provision losses on loans	2,219	2,042	2,769	3,018
Total other income	561	513	660	1,171
Total general, administrative and other expense	3,679	2,710	3,623	3,305

Earnings (loss) before income taxes	(899)	(155)	(194)	884
Federal income taxes (credits)	(340)	(87)	(113)	301

Net earnings (loss)	$(559)	$(68)	$(81)	$583

(1)	Includes loans held for sale at June 30, 2003.

SELECTED FINANCIAL RATIOS
AND OTHER DATA

	March 21,		June 30,
	2005	2004	2004	2003
PERFORMANCE RATIOS:
Return on average assets	(0.45)%	(0.05)%	(0.06)%	0.44%
Return on average equity	(4.12)%	(0.50)%	(0.59)%	4.29%
Average equity to average assets	10.98%	10.43%	10.48%	10.24%
Equity to assets at the end of the period	10.52%	10.73%	10.82%	10.11%
Interest rate spread (1)	2.38%	1.85%	1.90%	2.03%
Net interest margin (2)	2.69%	2.17%	2.22%	2.39%
Average interest-earning assets to average interest-bearing liabilities	112.44%	111.72%	111.86%	111.11%
Total general, administrative and other expenses to average total assets	2.97%	2.08%	2.79%	2.49%
Efficiency ratio	70.91%	52.73%	53.35%	39.49%

ASSET QUALITY RATIOS:

Nonperforming loans as a percent of total loans	0.56%	1.55%	1.10%	2.05%
Nonperforming loans as a percent of total assets	0.34%	0.86%	0.63%	1.00%
Allowance for loan losses as a percent of total loans	0.76%	0.64%	0.62%	0.66%
Allowance for loan losses as a percent of nonperforming assets	135.51%	41.18%	52.19%	31.43%

REGULATORY CAPITAL RATIOS:

Tangible capital	10.62%	10.79%	10.91%	10.09%
Core capital	10.62%	10.79%	10.91%	10.09%
Risk-based capital	21.35%	23.29%	23.09%	24.16%

Number of banking offices	2	2	2	2

(1)	Interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities for the period.

(2)	Net interest margin represents net interest income as a percent of average interest-earning assets for the period.

GREENVILLE FEDERAL FINANCIAL CORPORATION

     Greenville Federal Financial Corporation has been incorporated under federal law to hold all of the stock of Greenville Federal. Greenville Federal Financial Corporation has applied for the approval of the Office of Thrift Supervision to become a savings and loan holding company and will be subject to regulation by that agency. After we complete the stock sale, Greenville Federal Financial Corporation will be a unitary savings and loan holding company.

     Greenville Federal Financial Corporation will have no significant assets other than all of the outstanding shares of common stock of Greenville Federal, the net proceeds it keeps ($5.3 million at the maximum of the offering range) and its loan to the Greenville Federal Financial Corporation Employee Stock Ownership Plan. Greenville Federal Financial Corporation will have no significant liabilities. Initially, the management of Greenville Federal Financial Corporation and Greenville

Federal will be substantially the same and Greenville Federal Financial Corporation will use the offices of Greenville Federal. Greenville Federal Financial Corporation intends to utilize the support staff of Greenville Federal from time to time and will pay Greenville Federal for this expense. We do not have any current plans for Greenville Federal Financial Corporation to conduct any business other than owning the stock of the Greenville Federal and investing its money. If Greenville Federal Financial Corporation expands or changes it business in the future, we may hire our own employees.

     The executive offices of Greenville Federal Financial Corporation are located at 690 Wagner Avenue, Greenville, Ohio 45331, and its telephone number is (937) 548-4158.

GREENVILLE FEDERAL

     Greenville Federal is a federally chartered and insured mutual savings institution with two full-service offices. At March 31, 2005, Greenville Federal had total assets of $124.2 million, including total loans receivable of $76.6 million; total deposits of $78.3 million; and retained earnings of $13.1 million. Greenville Federal is examined and regulated by the Office of Thrift Supervision, its primary regulator, and the Federal Deposit Insurance Corporation (the “FDIC”). Greenville Federal is also subject to reserve requirements of the Board of Governors of the Federal Reserve System and membership requirements of the Federal Home Loan Bank of Cincinnati, from which Greenville Federal borrows funds.

     The executive offices of Greenville Federal are located at 690 Wagner Avenue, Greenville, Ohio 45331, and its telephone number is (937) 548-4158.

GREENVILLE FEDERAL MHC

     Greenville Federal will organize the Greenville Federal MHC under federal law as a federal mutual holding company. Persons with membership rights in Greenville Federal as of the date of the reorganization will have membership rights in Greenville Federal MHC after the reorganization as long as they remain depositors of Greenville Federal. In addition, a few borrowers of Greenville Federal as of March 20, 1986, who still have one or more of those loans outstanding as of the date of the reorganization will continue to have membership rights after the reorganization so long as those loans continue to be outstanding. Such depositors and borrowers of Greenville Federal, as well as new depositors, will have the authority to elect the directors of Greenville Federal MHC after the reorganization.

     The primary assets of Greenville Federal MHC will be shares of common stock of Greenville Federal Financial Corporation received in the reorganization, which will constitute 55% of the outstanding shares initially, as well as $50,000 contributed by Greenville Federal as its initial capitalization. Greenville Federal MHC is not expected initially to engage in any business activities other than holding the stock of Greenville Federal Financial Corporation and investing its money. Greenville Federal MHC will be subject to the Home Owners’ Loan Act and regulation by the Office of Thrift Supervision.

     The executive offices of Greenville Federal MHC will be located at 690 Wagner Avenue, Greenville, Ohio 45331, and its telephone number will be (937) 548-4158.

HOW WE INTEND TO USE THE PROCEEDS

     Although the actual net proceeds from the sale of the shares of common stock cannot be determined until the reorganization is completed, we presently anticipate that the net proceeds from the sale of the shares of common stock will be between $9.5 million and $13.1 million and up to $15.2 million assuming an increase in the estimated value of the common stock sold in the reorganization by 15%.

     We intend to use the net proceeds received from the stock offering as follows:

			Maximum,
	Minimum	Maximum	as adjusted
	(In thousands)
Retained by Greenville Federal Financial Corporation and initially placed in short-term investments for general corporate purposes	$3,859	$5,339	$6,189
Employee stock ownership plan loan	900	1,217	1,400
Contributed to the capital of Greenville Federal	4,759	6,557	7,590

Net offering proceeds	$9,518	$13,113	$15,179

     Greenville Federal Financial Corporation will retain 50% of the net reorganization proceeds from which the loan to be made to the employee stock ownership plan will be made, and will contribute the remaining reorganization proceeds to the capital of Greenville Federal. Greenville Federal Financial Corporation intends to use a portion of the net proceeds to make a loan directly to the employee stock ownership plan to enable the plan to purchase up to a number of shares equal to 3.92% of the total number of shares issued in the reorganization, including the shares issued to Greenville Federal MHC. Based upon the issuance of 2,295,000 shares of common stock and 3,105,000 shares of common stock at the minimum and maximum of the estimated offering range, respectively, the loan to the employee stock ownership plan would be $899,640 and $1,217,160, respectively. See “MANAGEMENT — Benefits — Employee Stock Ownership Plan.” The remaining net proceeds retained by Greenville Federal Financial Corporation initially may be used to invest in U.S. Government and federal agency securities of various maturities, mortgage-backed or other securities, deposits in either Greenville Federal or other financial institutions, or a combination thereof. The net proceeds may ultimately be used to:

•	support Greenville Federal’s lending activities;

•	repay borrowings in the ordinary course of business; or

•	support the future expansion of operations through the establishment of additional banking offices or other customer facilities or through acquisitions of other financial institutions or branch offices, although no such acquisition transactions are specifically being considered at this time.

     The net proceeds from the reorganization may also be used for other business and investment purposes, including the payment of regular or special cash dividends, possible repurchases of the common stock or returns of capital. Greenville Federal Financial Corporation and Greenville Federal have committed, however, not to take any action to further the payment of any return of capital on the common stock during the one-year period subsequent to completion of the reorganization. Management of Greenville Federal Financial Corporation may consider expanding or diversifying its activities, as such opportunities become available.

     Following the completion of the reorganization, to the extent permitted by the Office of Thrift Supervision and based upon then existing facts and circumstances, Greenville Federal Financial Corporation’s board of directors may determine to repurchase shares of common stock, subject to any applicable statutory and regulatory requirements. Such facts and circumstances may include but not be limited to:

•	market and economic factors, such as the price at which the stock is trading in the market, the volume of trading, the attractiveness of other investment alternatives in terms of the rate of return and risk involved in the investment, the ability to increase the book value and/or earnings per share of the remaining outstanding shares, an improvement in Greenville Federal Financial Corporation’s return on equity, and the availability of cash;

•	the avoidance of dilution to stockholders by not having to issue additional shares to cover the exercise of stock options or to fund employee stock benefit plans; and

•	any other circumstances in which repurchases would be in the best interests of Greenville Federal Financial Corporation and its stockholders.

Any stock repurchases will be subject to the determination of Greenville Federal Financial Corporation’s board of directors that Greenville Federal will be capitalized in excess of all applicable regulatory requirements after any such repurchases.

     The portion of the net proceeds contributed by Greenville Federal Financial Corporation to the capital of Greenville Federal will be added to Greenville Federal’s general funds to be used for general corporate purposes, including increased lending activities. The amount of net proceeds received by Greenville Federal will further strengthen Greenville Federal’s capital position, which already exceeds all regulatory requirements. After the reorganization, based upon the maximum of the estimated offering range, Greenville Federal’s tangible capital ratio will be approximately 13.7%. As a result, Greenville Federal will continue to be a well-capitalized institution.

     The net proceeds may vary because total expenses of the reorganization may be more or less than those estimated. The net proceeds will also vary if the number of shares to be issued in the reorganization is adjusted to reflect a change in the estimated pro forma market value of Greenville Federal. Payments for shares made through withdrawals from existing investment by Greenville Federal will result in a reduction of Greenville Federal’s interest expense and liabilities as funds are transferred from interest-bearing certificates or other deposit accounts.

PRO FORMA DATA

     The actual net proceeds from the sale of the common stock cannot be determined until the reorganization is completed. Net proceeds are currently estimated to be between $9.5 million and $13.1 million, or $15.2 million in the event the estimated offering range is increased by 15%, based upon the following assumptions:

•	all shares of common stock will be sold in the Subscription Offering;

•	Keefe, Bruyette & Woods, Inc., will receive a fee equal to the greater of 1.35% of the aggregate purchase price for sales in the Subscription Offering, or between $139,421 and $188,629, or $216,923 in the event the estimated offering range is increased by 15%; and

•	total expenses, including the marketing fees paid to Keefe, Bruyette & Woods, Inc., will be between $810,000 and $860,000, or $889,000 in the event the estimated offering range is increased by 15.0%. Actual expenses may vary from those estimated.

     Pro forma consolidated net income and stockholders’ equity of Greenville Federal Financial Corporation have been calculated for the nine months ended March 31, 2005, and the fiscal year ended June 30, 2004, as if the common stock to be issued in the offering had been sold at the beginning of the period and the net proceeds had been invested at 3.00% and 1.25%, which represents the yield on one-year U.S. Government securities at March 31, 2005, and June 30, 2004, respectively. In light of changes in interest rates in recent periods, these yields are deemed by Greenville Federal Financial Corporation and Greenville Federal to more accurately reflect pro forma reinvestment rates than the arithmetic average method. The effect of withdrawals from deposit accounts for the purchase of common stock has not been reflected. A tax rate of 34.0% has been assumed for each of the periods, resulting in an after-tax yield of 1.98% and 0.83% for the nine months ended March 31, 2005, and the fiscal year ended June 30, 2004. Historical and pro forma per share amounts have been calculated by dividing historical and pro forma amounts by the indicated number of shares of common stock, as adjusted to give effect to the shares purchased by the employee stock ownership plan. See Note 3 to the tables below. No effect has been given in the pro forma stockholders’ equity calculations for the assumed earnings on the net proceeds. Greenville Federal Financial Corporation intends to make a loan to fund the purchase of the common stock by the employee stock ownership plan and intends to retain $5.3 million of the net proceeds from the offering, at the maximum of the offering range.

     No effect has been given in the tables to the issuance of additional shares of common stock pursuant to the proposed stock option plan. See “MANAGEMENT – Benefits – Other Future Stock Benefit Plans.” The table below gives effect to the recognition and retention plan, which is expected to be adopted by Greenville Federal Financial Corporation following the reorganization and presented along with the stock option plan to stockholders for approval at an annual or special meeting of stockholders to be held at least six months following the completion of the reorganization. If the recognition and retention plan is approved by stockholders, the recognition and retention plan intends to acquire an amount of common stock equal to or up to 1.96 % of the common stock issued in the reorganization, including the shares issued to Greenville Federal MHC, either through open market purchases or from authorized but unissued shares of common stock, if permissible. The table below assumes that stockholder approval has been obtained, as to which there can be no assurance, and that the shares acquired by the recognition and retention plan are purchased in the open market at the purchase price in the Offerings. No effect has been given to Greenville Federal Financial Corporation’s results of operations after the reorganization, the market price of the common stock after the reorganization or a smaller purchase by the recognition and retention plan.

     The following pro forma information may not be representative of the financial effects of the foregoing transactions at the dates on which such transactions actually occur and should not be taken as indicative of future results of operations. Pro forma stockholders’ equity represents the difference between the stated amount of assets and liabilities of Greenville Federal Financial Corporation computed in accordance with generally accepted accounting principles (“GAAP”). Greenville Federal Financial Corporation is offering its common stock on a best efforts basis. Greenville Federal Financial Corporation must sell a minimum of 1,032,750 shares to complete its offering.

	At or for the nine months ended March 31, 2005
	1,032,750	1,215,000	1,397,250	1,606,837
	shares sold at	shares sold at	shares sold at	Shares sold at
	$10.00 per share	$10.00 per share	$10.00 per share	$10.00 per share
	(minimum)	(midpoint)	(maximum)	(adjusted maximum) (1)
	(Dollars in thousands)
Gross offering proceeds	$10,328	$12,150	$13,973	$16,068
Offering expenses	(810)	(835)	(860)	(889)

Estimated net offering proceeds	9,518	11,315	13,113	15,179
Less:
Common stock purchased by ESOP (2)	(900)	(1,058)	(1,217)	(1,400)
Common stock purchased by recognition and retention plan (3)	(450)	(529)	(609)	(700)
Capitalization of Greenville Federal MHC	(50)	(50)	(50)	(50)

Estimated net cash proceeds	$8,118	$9,678	$11,237	$13,029

Net loss:
Historical	$(559)	$(559)	$(559)	$(559)
Pro forma adjustments:
Net earnings from proceeds	121	44	167	193
ESOP (2)	(45)	(52)	(60)	(69)
Recognition and retention plan (3)	(45)	(52)	(60)	(69)
Stock option plan (4)	(43)	(50)	(58)	(67)

Pro forma net loss	$(571)	$(569)	$(570)	$(571)

Earnings (loss) per share (5)
Historical	$(0.25)	$(0.21)	$(0.19)	$(0.16)
Pro forma adjustments:
Net earnings from proceeds	0.05	0.05	0.06	0.05
ESOP (2)	(0.02)	(0.02)	(0.02)	(0.02)
Recognition and retention plan (3)	(0.02)	(0.02)	(0.02)	(0.02)
Stock option plan (4)	(0.02)	(0.02)	(0.02)	(0.02)

Pro forma loss per share (5)	$(0.26)	$(0.22)	$(0.19)	$(0.17)

Shares considered outstanding in calculating earnings (loss) per share	2,211,783	2,602,098	2,992,413	3,441,275

Shareholders’ equity: (6)
Historical	$13,072	$13,072	$13,072	$13,072
Net offering proceeds	9,518	11,315	13,113	15,179
ESOP (2)	(900)	(1,058)	(1,217)	(1,400)
Recognition and retention plan (3)	(450)	(529)	(609)	(700)
Capitalization of Greenville Federal MHC	(50)	(50)	(50)	(50)

Pro forma shareholders’ equity	$21,190	$22,750	$24,309	$26,101

Shareholders’ equity per share: (7)
Historical	$5.69	$4.84	$4.21	$3.66
Net offering proceeds	4.15	4.19	4.22	4.25
ESOP (2)	(0.39)	(0.39)	(0.39)	(0.39)
Recognition and retention plan (3)	(0.20)	(0.20)	(0.20)	(0.20)
Capitalization of Greenville Federal MHC	(0.02)	(0.02)	(0.01)	(0.01)

Pro forma shareholders’ equity per share	$9.23	$8.42	$7.83	$7.31

Pro forma tangible equity per share (8)	$9.30	$8.48	$7.88	$7.35

Offering price to pro forma tangible equity per share	107.53%	117.92%	126.90%	136.05%

Offering price to pro forma earnings (loss) per share	—	—	—	—

Offering price to pro forma shareholders’ equity per share	108.34%	118.76%	127.71%	136.80%

Shares considered outstanding in calculating pro forma shareholders equity per share	2,295,000	2,700,000	3,105,000	3,570,750

     (Footnotes follow next table)

	At or for the year ended June 30, 2004
	1,032,750	1,215,000	1,397,250	1,606,837
	shares sold at	shares sold at	shares sold at	Shares sold at
	$10.00 per share	$10.00 per share	$10.00 per share	$10.00 per share
	(minimum)	(midpoint)	(maximum)	(adjusted maximum) (1)
	(Dollars in thousands)
Gross offering proceeds	$10,328	$12,150	$13,973	$16,068
Offering expenses	(810)	(835)	(860)	(889)

Estimated net offering proceeds	9,518	11,315	13,113	15,179
Less:
Common stock purchased by ESOP (2)	(900)	(1,058)	(1,217)	(1,400)
Common stock purchased by recognition and retention plan (3)	(450)	(529)	(609)	(700)
Capitalization of Greenville Federal MHC	(50)	(50)	(50)	(50)

Estimated net cash proceeds	$8,118	$9,678	$11,237	$13,029

Net loss:
Historical	$(81)	$(81)	$(81)	$(81)
Pro forma adjustments:
Net earnings from proceeds	67	80	93	108
ESOP (2)	(59)	(70)	(80)	(92)
Recognition and retention plan (3)	(59)	(70)	(80)	(92)
Stock option plan (4)	(57)	(67)	(77)	(89)

Pro forma net loss	$(189)	$(208)	$(225)	$(246)

Earnings (loss) per share (5)
Historical	$(0.03)	$(0.03)	$(0.03)	$(0.02)
Pro forma adjustments:
Net earnings from proceeds	0.03	0.03	0.03	0.03
ESOP (2)	(0.03)	(0.03)	(0.03)	(0.03)
Recognition and retention plan (3)	(0.03)	(0.03)	(0.03)	(0.03)
Stock option plan (4)	(0.03)	(0.02)	(0.02)	(0.02)

Pro forma loss per share (5)	$(0.09)	$(0.08)	$(0.08)	$(0.07)

Shares considered outstanding in calculating earnings (loss) per share	2,211,783	2,602,098	2,992,413	3,441,275

Shareholders’ equity: (6)
Historical	$13,673	$13,673	$13,673	$13,673
Net offering proceeds	9,518	11,315	13,113	15,179
ESOP (2)	(900)	(1,058)	(1,217)	(1,400)
Recognition and retention plan (3)	(450)	(529)	(609)	(700)
Capitalization of Greenville Federal MHC	(50)	(50)	(50)	(50)

Pro forma shareholders’ equity	$21,791	$23,351	$24,910	$26,702

Shareholders’ equity per share: (7)
Historical	$5.96	$5.07	$4.41	$3.83
Net offering proceeds	4.15	4.19	4.22	4.25
ESOP (2)	(0.39)	(0.39)	(0.39)	(0.39)
Recognition and retention plan (3)	(0.20)	(0.20)	(0.20)	(0.20)
Capitalization of Greenville Federal MHC	(0.02)	(0.02)	(0.02)	(0.01)

Pro forma shareholders’ equity per share	$9.50	$8.65	$8.02	$7.48

Pro forma tangible equity per share (8)	$9.54	$8.48	$8.06	$7.35

Offering price to pro forma tangible equity per share	104.82%	115.07%	124.07%	133.16%

Offering price to pro forma earnings (loss) per share	—	—	—	—

Offering price to pro forma shareholders’ equity per share	105.26%	115.61%	124.69%	133.69%

Shares considered outstanding in calculating pro forma shareholders equity per share	2,295,000	2,700,000	3,105,000	3,570,750

     (Footnotes on next page)

(1)	As adjusted to give effect to an increase in the number of shares which could occur due to an increase in the estimated offering range of up to 15% to reflect changes in market and financial conditions following the commencement of the reorganization.

(2)	It is assumed that 3.92% of the total number of shares of Greenville Federal Financial Corporation issued in the reorganization, including the shares issued to Greenville Federal MHC, will be purchased by Greenville Federal’s employee stock ownership plan. The funds used to acquire such shares are assumed to have been borrowed by the employee stock ownership plan from Greenville Federal Financial Corporation. The amount to be borrowed is reflected as a reduction to shareholders’ equity. Annual contributions are expected to be made to the employee stock ownership plan in an amount at least equal to the principal and interest requirement of the debt. The pro forma net earnings assumes: (i) that the contribution to the employee stock ownership plan is equivalent to the debt service requirement for the nine months ended March 31, 2005, and the fiscal year ended June 30, 2004, at an average fair value of $10.00; (ii) that 6,747, 7,938, 9,129 and 10,498 shares at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively, were committed to be released during the nine months ended March 31, 2005, and that 8,996, 10,584, 12,172 and 13,997 shares at minimum, midpoint, maximum and adjusted maximum of the offering range, respectively, were committed to be released during the fiscal year ended June 30, 2004, at an average fair value of $10.00 per share; and (iii) only the employee stock ownership plan shares committed to be released were considered outstanding for purposes of the earnings per share calculations.

(3)	Gives effect to the award of stock under the recognition and retention plan Greenville Federal Financial Corporation expects to adopt following the offering. This plan is expected to acquire a number of shares of common stock equal to 1.96% of the total number of shares of Greenville Federal Financial Corporation stock issued in the reorganization, including the shares issued to Greenville Federal MHC, or 44,982, 52,920, 60,858 and 69,986 shares of common stock at the minimum, midpoint, maximum and adjusted maximum of the estimated offering range, respectively, either through open market purchases or directly from Greenville Federal Financial Corporation. In calculating the pro forma effect of the stock recognition and retention plan, it is assumed that the shares were acquired by the plan at the beginning of the year presented in open market purchases at $10.00 per share and that 20% of the amount contributed was an amortized expense during such period. The issuance of authorized but unissued shares of Greenville Federal Financial Corporation common stock to the stock recognition and retention plan instead of open market purchases would dilute the voting interests of existing shareholders other than Greenville Federal MHC, by approximately 4.17%, at the midpoint.

(4)	Assumes the issuance of additional shares of common stock pursuant to the stock option plan that Greenville Federal Financial Corporation expects to adopt following the reorganization. Under the stock option plan, an amount equal to 4.90% of the total number of shares of Greenville Federal Financial Corporation issued in the reorganization, including the shares issued to Greenville Federal MHC, or 112,455, 132,300, 152,145 and 174,966 shares at the minimum, midpoint, maximum and adjusted maximum of the estimated offering range, respectively, will be reserved for future issuance upon the exercise of options to be granted under the stock option plan. The fair value of the share options is estimated using the Black-Scholes options pricing model, which model is based upon specific types of assumptions that include an appropriate dividend yield, risk-free reinvestment rate, expected option maturity and volatility rate for the stock. Expense related to the stock option plan, pursuant to SFAS No. 123(R), has been calculated assuming a fair value of $3.84 per share granted and a vesting period of five years.

(5)	Per share earnings data is based on weighted-average shares outstanding, which represents shares sold in the reorganization offering, shares issued to Greenville Federal MHC and shares to be allocated or distributed under Greenville Federal’s employee stock ownership plan and recognition and retention plan for the year presented. For the year ended June 30, 2004, the weighted average shares outstanding for purposes of computing earnings per share have been calculated as follows:

	Shares at	Shares at midpoint	Shares at maximum	Shares at adjusted
	minimum of offering	of offering	of offering	maximum of offering
	range	range	range	range
Shares issued	2,295,000	2,700,000	3,105,000	3,570,750
Shares acquired by the employee stock ownership plan	(89,964)	(105,840)	(121,716)	(139,973)
Employee stock ownership plan shares allocated or committed to be released	8,996	10,584	12,172	13,997

Weighted-average shares outstanding	2,214,032	2,604,744	2,995,456	3,444,774

     (Footnotes continued on next page)

For the nine months ended March 31, 2005, the weighted average shares outstanding for purpose of computing earnings per share have been calculated as follows:

	Shares at minimum	Shares at midpoint	Shares at maximum	Shares at adjusted
	of offering	of offering	of offering	maximum of offering
	range	range	range	range
Shares issued	2,295,000	2,700,000	3,105,000	3,570,750
Shares acquired by the employee stock ownership plan	(89,964)	(105,840)	(121,716)	(139,973)
Employee stock ownership plan shares allocated or committed to be released	6,747	7,938	9,129	10,498

Weighted-average shares outstanding	2,211,783	2,602,098	2,992,413	3,441,275

(6)	The retained earnings of Greenville Federal will continue to be restricted after the reorganization. The restriction relates primarily to the regulatory capital requirements and the tax bad debt reserves.

(7)	Pro forma shareholders’ equity per share data is based upon 2,295,000, 2,700,000, 3,105,000 and 3,570,750 shares outstanding at the minimum, midpoint, maximum and adjusted maximum of the estimated offering range, respectively, representing shares issued in the offering, shares purchased by the Greenville Federal employee stock ownership plan and shares issued to Greenville Federal MHC.

(8)	Pro forma tangible shareholders’ equity per share is based on pro forma shareholders’ equity, at the minimum, midpoint, maximum and adjusted maximum of the estimated offering range, increased by unrealized losses on securities designated as available for sale of $164,000 and $122,000 at March 31, 2005, and June 30, 2004, respectively, and decreased by disallowed mortgage servicing rights of $19,000 and $21,000 at March 31, 2005, and June 30, 2004, respectively, and divided by total pro forma shares.

CAPITALIZATION

     The following table presents the historical capitalization of Greenville Federal at March 31, 2005, and the pro forma consolidated capitalization of Greenville Federal Financial Corporation after giving effect to the reorganization, excluding assumed earnings on the net proceeds, based upon the sale of the number of shares shown below and the other assumptions set forth under “PRO FORMA DATA.” Greenville Federal Financial Corporation is offering its common stock on a best efforts basis. Greenville Federal Financial Corporation must sell a minimum of 1,032,750 shares to complete its offering.

					1,606,837
	Greenville	1,032,750	1,215,000	1,397,250	Shares (1)
	Federal	Shares	Shares	Shares	(maximum of
	historical	(minimum of	(midpoint of	(maximum of	range, as
	capitalization	range)	range)	range)	adjusted)
	(In thousands)
Deposits (2)	$78,297	$78,297	$78,297	$78,297	$78,297
Borrowings	31,025	31,025	31,025	31,025	31,025

Total	$109,322	$109,322	$109,322	$109,322	$109,322

Stockholders’ equity
Preferred stock, $.01 par value, 1,000,000 shares authorized; none to be issued	$—	$—	$—	$—	$—
Common stock, $.01 par value, 8,000,000 shares authorized; shares to be issued as reflected (3)	—	23	27	31	36
Additional paid-in capital	—	9,495	11,288	13,082	15,143
Retained earnings, net (4)	13,072	13,022 (5)	13,022 (5)	13,022 (5)	13,022 (5)
Less:
Common stock to be acquired by the employee stock ownership plan (6)	—	(900)	(1,058)	(1,217)	(1,400)
Common stock to be acquired by the recognition and retention plan (7)	—	(450)	(529)	(609)	(700)

Total retained earnings/stockholders’ equity	$13,072	$21,190	$22,750	$24,309	$26,101

Total pro forma stockholders’ equity as a percentage of pro forma total assets		16.01%	16.99%	17.94%	19.01%

(1)	As adjusted to give effect to an increase in the number of shares which could occur due to an increase in the estimated offering range of up to 15% to reflect changes in market and financial conditions following the commencement of the reorganization.

(2)	Does not reflect withdrawals from deposit accounts for the purchase of common stock in the reorganization. Such withdrawals would reduce pro forma deposits by the amount of the withdrawals.

(3)	Reflects the issuance of the shares of common stock to be sold in the reorganization. No effect has been given to the issuance of additional shares of common stock pursuant to the proposed stock option plan. See “PRO FORMA DATA” and “MANAGEMENT — Benefits — Other future stock benefit plans.”

(4)	Amount is net of unrealized losses on securities designated as available for sale of $164,000.

(Footnotes continued on next page)

(5)	Amount reflects $50,000 contribution by Greenville Federal to Greenville Federal MHC.

(6)	Assumes that 3.92% of the total number of shares of Greenville Federal Financial Corporation issued in the reorganization, including the shares issued to Greenville Federal MHC, will be purchased by the employee stock ownership plan, which is reflected as a reduction from stockholders’ equity. The employee stock ownership plan shares will be purchased with funds loaned to the employee stock ownership plan by Greenville Federal Financial Corporation. See “PRO FORMA DATA” and “MANAGEMENT — Benefits — Employee Stock Ownership Plan.”

(7)	Greenville Federal Financial Corporation intends to adopt the recognition and retention plan and to submit such plan to stockholders at an annual or special meeting of stockholders held at least six months following the completion of the reorganization. If the plan is approved by stockholders, Greenville Federal Financial Corporation intends to contribute sufficient funds to the recognition and retention plan to enable the plan to purchase a number of shares of common stock equal to 1.96% of the total number of shares of Greenville Federal Financial Corporation stock issued in the reorganization, including the shares issued to Greenville Federal MHC. This assumes that stockholder approval has been obtained and that the shares have been purchased in the open market at the purchase price. In the event Greenville Federal Financial Corporation issues authorized but unissued shares of common stock to the recognition and retention plan, the voting interests of existing stockholders other than Greenville Federal MHC, would be diluted approximately 4.17%. The shares are reflected as a reduction of stockholders’ equity. See “PRO FORMA DATA” and “MANAGEMENT — Benefits — Other future stock benefit plans.”

OUR PLANS REGARDING DIVIDENDS

     Although we intend to pay a dividend to the shareholders of Greenville Federal Financial Corporation, the declaration and payment of dividends will be subject to the discretion of the board of directors and will be based on the earnings and financial condition of Greenville Federal Financial Corporation and general economic conditions. If the board of directors determines in the exercise of its discretion that the net income, capital and consolidated financial condition of Greenville Federal Financial Corporation and Greenville Federal and the general economy justify the declaration and payment of dividends, the board of directors may authorize the payment of dividends on the common stock. There can be no assurance that dividends will be declared and paid or, if declared and paid, that such dividends will continue to be paid in the future. In addition, pursuant to a commitment we made to the Office of Thrift Supervision, during the one-year period after the reorganization, Greenville Federal Financial Corporation will not take any action to declare an extraordinary dividend to stockholders that could be treated by recipients as a tax-free return of capital for federal income tax purposes.

     Other than earnings on the investment of the proceeds of the stock offering retained by Greenville Federal Financial Corporation, the only income currently anticipated to be received by Greenville Federal Financial Corporation will be dividends paid by Greenville Federal and the payments on the ESOP loan. The payment of dividends by Greenville Federal to Greenville Federal Financial Corporation will be subject to the discretion of the board of directors of Greenville Federal, based on the earnings and financial condition of Greenville Federal and general economic conditions, and subject to applicable regulations of the Office of Thrift Supervision. Greenville Federal may not pay a cash dividend after the reorganization if its regulatory capital would, as a result of the payment of such dividend, be reduced below the amount required for the liquidation account or the applicable regulatory capital requirements of the Office of Thrift Supervision. Regulations of the Office of Thrift Supervision also require Greenville Federal to obtain approval from the Office of Thrift Supervision if the amount of capital distributions for the calendar year would exceed the sum of Greenville Federal’s net income for that year to date plus its retained net income for the preceding two years.

     If Greenville Federal Financial Corporation pays dividends to its stockholders, generally it will be required to pay dividends to Greenville Federal MHC. We expect, however, that Greenville Federal MHC will elect to waive the receipt of dividends if the Office of Thrift Supervision approves of such waiver and Greenville Federal MHC determines that it will not result in adverse federal income tax consequences.

MARKET FOR THE COMMON STOCK

     We anticipate that after we complete the reorganization, the common stock of Greenville Federal Financial Corporation will be quoted on the OTC Bulletin Board. In order to remain eligible for trading on the OTC Bulletin Board, we must remain current in our periodic reporting with the Securities and Exchange Commission. Keefe, Bruyette & Woods, Inc., has indicated its intention to register to trade our stock, will assist us in identifying other firms to do the same and may solicit potential buyers and sellers to match buy and sell orders, but it is under no obligation to do so.

     The development of a public market for our common stock depends on the existence of willing buyers and sellers, which is not under the control of Greenville Federal Financial Corporation, Greenville Federal or any market maker. There can be no assurance that persons purchasing the common stock will be able to sell their shares at or above the subscription price of $10.00 per share. Therefore, purchasers of the common stock should have long-term investment intent and should recognize that there may be a limited trading market for the common stock. This limited market may make it difficult to sell the common stock after the reorganization and stock issuance and may have an adverse effect on the price at which your common stock can be sold.

REGULATORY CAPITAL REQUIREMENTS

     At March 31, 2005, Greenville Federal exceeded all of the regulatory capital requirements applicable to it. The following table sets forth the historical regulatory capital of Greenville Federal at March 31, 2005, and the pro forma regulatory capital of Greenville Federal after giving effect to the reorganization, based upon the sale of the number of shares shown in the table. The pro forma regulatory capital amounts reflect the receipt by Greenville Federal of 50% of the net stock proceeds, after expenses. The pro forma risk-based capital amounts assume the investment of the net proceeds received by Greenville Federal in assets which have a risk-weight of 20% under applicable regulations, as if such net proceeds had been received and so applied at March 31, 2005.

			Pro forma at March 31, 2005
	Historical at		1,032,750 shares		1,215,00 shares		1,397,250 shares		1,606,837 shares
	March 31, 2005		sold at $10.00 per share		sold at $10.00 per share		sold at $10.00 per share		sold at $10.00 per share
		Percent of		Percent of		Percent of		Percent of		Percent of
	Amount	assets (2)	Amount	assets (3)	Amount	assets (3)	Amount	assets (3)	Amount	assets (3)
	(Dollars in thousands)
Equity capital under GAAP (1)	$13,072	10.5%	$16,431	12.7%	$17,093	13.2%	$17,753	13.6%	$18,512	14.0%

Tangible capital:
Actual	$13,217	10.6%	$16,576	12.8%	$17,238	13.3%	$17,898	13.7%	$18,657	14.1%
Requirement	1,866	1.5	1,937	1.5	1,950	1.5	1,963	1.5	1,979	1.5

Excess	$11,351	9.1%	$14,639	11.3%	$15,288	11.8%	$15,935	12.2%	$16,678	12.6%

Core capital:
Actual	$13,217	10.6%	$16,576	12.8%	$17,238	13.3%	$17,898	13.7%	$18,657	14.1%
Requirement	4,976	4.0	5,164	4.0	5,200	4.0	5,236	4.0	5,277	4.0

Excess	$8,241	6.6%	$11,412	8.8%	$12,038	9.3%	$12,662	9.7%	$13,380	10.1%

Risk-based capital:
Actual	$13,758	21.4%	$17,117	26.2%	$17,779	27.1%	$18,439	28.6%	$19,198	29.1%
Requirement	5,154	8.0	5,229	8.0	5,244	8.0	5,258	8.0	5,275	8.0

Excess	$8,604	13.4%	$11,888	18.2%	$12,535	19.1%	$13,181	20.6%	$13,923	21.1%

(1)	“GAAP” means generally accepted accounting principals in the United States.

(2)	Tangible and core capital levels are shown as percentage of adjusted total assets of $124.7 million. Risk-based capital is shown as a percentage of risk-weighted assets of $64.3 million.

(3)	Tangible capital and core capital levels are shown as a percentage of adjusted total assets of $129.0 million, $129.9 million, $130.8 million and $131.8 million at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively. Risk-based capital levels are shown as a percentage of risk-weighted assets of $65.4 million, $65.5 million, $65.7 million and $65.9 million at the minimum, midpoint, maximum and adjusted maximum of the offering range.

     The following table reflects the reconciliation from GAAP capital to regulatory capital at March 31, 2005.

				Maximum
	Minimum	Midpoint	Maximum	as adjusted
GAAP capital	$13,072	$13,072	$13,072	$13,072
Unrealized losses on available-for-sale securities	164	164	164	164
Offering proceeds received from Greenville Federal Financial Corporation	4,759	5,658	6,557	7,590
Shares to be acquired by ESOP	(900)	(1,058)	(1,217)	(1,400)
Shares to be acquired by recognition and retention plan	(450)	(529)	(609)	(700)
Capitalization of Greenville Federal MHC	(50)	(50)	(50)	(50)

Tangible and core capital	16,596	17,256	17,917	18,676
Allowance for loan losses	541	541	541	541
Risk-based capital	$17,137	$17,797	$18,458	$19,217

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This discussion and analysis reflects Greenville Federal’s financial statements and other relevant statistical data and is intended to enhance your understanding of our financial condition and results of operations. You should read the information in this section in conjunction with our financial statements and their notes beginning on page F-1 of this prospectus, and the other statistical data provided in this prospectus. The preparation of financial statements involves the application of accounting policies relevant to our business. Certain of our accounting policies are important to the portrayal of our financial condition, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. Estimates associated with these policies are susceptible to material changes as a result of changes in facts and circumstances. Facts and circumstances that could affect these judgments include, without limitation, changes in interest rates, in the performance of the economy or in the financial condition of borrowers.

General

     Our results of operations are dependent primarily on net interest income, which is the difference between the income earned on our loans and securities and our cost of funds, consisting of the interest paid on deposits and borrowings. Results of operations are also affected by the provision for losses on loans and service charges and fees collected on our deposit accounts. Our general, administrative and other expense primarily consists of employee compensation and benefits, occupancy and equipment expense, franchise taxes, data processing expense, charitable contributions expense, other operating expenses and federal income taxes. Results of operations are also significantly affected by general economic and competitive conditions, particularly changes in interest rates, government policies and actions of regulatory authorities.

     General, administrative and other expense can be expected to increase following completion of the reorganization, as a result of the increased costs associated with operating as a public company, the increased compensation expense associated with adopting and funding our employee stock ownership plan and the recognition and retention plan, if approved by stockholders.

     Assuming that the adjusted maximum number of shares are sold in the offering, and further assuming a price of $10.00 per share: (i) the employee stock ownership plan will acquire 139,973 shares with a $1.4 million loan that is expected to be repaid over ten years, resulting in an annual expense (pre-tax) of approximately $140,000 (assuming that the common stock maintains a value of $10.00 per share); and (iii) the recognition and retention plan would award 1.96% of the total number of shares issued in the reorganization, including the shares issued to Greenville Federal MHC, or 69,986 shares to be offered to eligible participants, which would be expensed as the awards vest. Assuming all shares are awarded under the recognition and retention plan at a price of $10.00 per share, and that the awards are subject to a five-year vesting period, the corresponding annual expense (pre-tax) associated with shares awarded under the recognition and retention plan would be approximately $140,000.

     The actual expense that will be recorded for the employment stock ownership plan will be determined by the market value of the shares released to employees over the term of the loan. Accordingly, increases in the stock price above $10.00 per share will increase the expense. Further, the actual expense of the recognition and retention plan will be determined by the fair market value of the stock on the grant date, which might be greater than $10.00 per share.

Critical accounting policies

     We consider accounting policies involving significant judgments and assumptions by management that have, or could have, a material impact on the carrying value of certain assets or on income to be critical accounting policies. We consider our accounting for the allowance for loan losses and mortgage servicing rights to involve critical accounting policies.

     The allowance for loan losses is the estimated amount considered necessary to cover credit losses inherent in the loan portfolio at the balance sheet date. The allowance is established through the provision for losses on loans, which is charged against income. In determining the allowance for loan losses, management makes significant estimates and has identified this policy as one of the most critical for us.

     Management performs a quarterly evaluation of the allowance for loan losses. Consideration is given to a variety of factors in establishing this estimate, including, but not limited to, current economic conditions, delinquency statistics, geographic and industry concentrations, the adequacy of the underlying collateral, the financial strength of individual borrowers, results of internal loan reviews and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant change.

     The analysis has two components, specific allocations and general allocations. Specific allocations are made for loans that are determined to be impaired. Impairment is measured by determining the present value of expected future cash flows or, for collateral-dependent loans, the fair value of the collateral adjusted for market conditions and selling expenses. The general allocation is determined by segregating the remaining loans by type of loan, risk weighting (if applicable) and payment history. We also analyze historical loss experience, delinquency trends, general economic conditions and geographic and industry concentrations. This analysis establishes factors that are applied to the loan groups to determine the amount of the general reserve. Actual loan losses may be significantly more than the reserves we have established, which could have a material negative effect on our financial results.

     Mortgage servicing rights are recognized as separate assets when loans are sold with servicing retained. Mortgage servicing rights are subject to an impairment assessment based upon fair value estimates. A pooling methodology is applied for valuation purposes, in which loans supporting mortgage servicing rights and with similar characteristics are “pooled” together. Once pooled, each grouping of loans supporting the mortgage servicing rights is evaluated on a discounted earnings basis to determine the present value of future earnings that a purchaser could expect to realize from the portfolio. Earnings are projected from a variety of sources, including loan service fees, interest earned on float, net interest earned on escrow balances, miscellaneous income and costs to service the loans. The present value of future earnings is the estimated market value for the pool, calculated using consensus assumptions that a third-party purchaser would utilize in evaluating a potential acquisition of the servicing rights. Events that may significantly affect the estimates used are changes in interest rates and the related impact on mortgage loan prepayment speeds and the payment performance of the underlying loans. Based on the assumptions discussed, pre-tax projections are prepared for each pool of loans serviced by a third-party provider. These earning figures approximate the cash flow that could be received from the servicing portfolio.

Management reviews the valuation information, and mortgage servicing rights are carried at the lower of amortized cost or fair value.

Business Strategy

     Our business strategy is to operate a financially sound and profitable community-oriented savings bank providing high quality services to individuals and businesses in Darke County and the surrounding counties. We have emphasized one- to four-family residential lending and will continue to do so. At March 31, 2005, our one- to four-family loans constituted 80.7% of our loan portfolio.

     We will also continue to manage our interest rate risk through the origination of adjustable-rate loans, the sale of long-term, fixed-rate loans when appropriate, the maintenance of a laddered investment portfolio and the lengthening of terms of borrowed funds and attraction of core deposits. Although our earnings have suffered in recent years due to our sale of fixed-rate loans, such sales still may be appropriate in a rising interest rate environment. Adjustable-rate loans constituted 32% of our total loans at March 31, 2005. Of our fixed rate loans at March 31, 2005, 15% are scheduled to mature by June 30, 2007.

     We will also maintain asset quality by continuing to adhere to conservative underwriting guidelines and emphasizing the origination of loans secured by real estate. Since we have had increased foreclosures in the last three years, we will continue to require private mortgage insurance for loans with loan-to-value ratios in excess of 80%.

     We will also implement a strategy to enhance our profitability, which strategy includes:

•	Expanding our branch network. Currently, we operate from our main office and a branch inside a Kroger grocery store in Greenville. We have purchased property in Arcanum, Ohio, with the expectation that we may construct a branch on that property. We believe we may draw to that branch customers who currently bank in Dayton. Although we have no further plans for additional branches, management will continue to consider strategic opportunities to expand our branch network within and outside of Darke County.

•	Cross-selling products and services. We have begun the process of educating all of our employees on how to make customers better aware of the various products and services we offer that may serve customers’ needs.

•	Increasing our loan portfolio. From July 1, 2001, until June 2003, we sold a substantial portion of our fixed-rate loan portfolio in an attempt to manage our interest rate risk. We expected interest rates to rise faster than they have. Our earnings suffered as we were unable to re-invest the proceeds from the sales in better-yielding investments. We have begun maintaining more loans in our portfolio and will continue to do so, while still carefully monitoring our interest rate risk. We may also consider participating in loans originated by other banks in our market area or to a limited extent in other areas, and we will search for employees who will help us increase our loan originations.

     We have a long tradition and reputation of providing people and businesses in our market area with personalized and quality service. We intend to maintain our community orientation, which we believe attracts customers who prefer a smaller, community financial institution to larger regional banks. Our strategy in the near future will be to provide more products and services to existing customers and to become better known and more accessible within our market area.

Comparison of financial condition at March 31, 2005, and June 30, 2004

     At March 31, 2005, we had total assets of $124.2 million, a decrease of $2.1 million, or 1.7%, compared to the $126.3 million total at June 30, 2004. The decrease in total assets was comprised primarily of decreases in investment securities and cash and cash equivalents, which were partially offset by an increase in loans receivable.

     Cash and cash equivalents, consisting of cash and due from banks and interest-bearing deposits in other financial institutions, totaled $3.1 million at March 31, 2005, a decrease of $4.8 million, or 60.7%, from June 30, 2004. Investment securities totaled $33.7 million at March 31, 2005, a decrease of $752,000, or 2.2%, from the $34.4 million total at June 30, 2004. During the nine months ended March 31, 2005, investment securities purchases consisted of $2.0 million of U.S. Government agency obligations, which were offset by maturities, calls and repayments totaling $3.0 million.

     Mortgage-backed securities totaled $1.9 million at March 31, 2005, a decrease of $700,000, or 27.0%, from the $2.6 million total at June 30, 2004. This decrease was comprised entirely of principal repayments.

     Loans receivable totaled $76.6 million at March 31, 2005, an increase of $4.0 million, or 5.5%, over June 30, 2004. The increase resulted primarily from loan disbursements of $18.3 million, which were partially offset by principal repayments of $14.0 million. At March 31, 2005, our loan portfolio, before net items, was comprised of $70.0 million of real estate loans, 90.0% of which were loans secured by one- to four-family residential real estate, $2.6 million of loans secured by nonresidential real estate, $2.9 million of commercial loans and $5.2 million in consumer loans. After a time of selling its fixed-rate mortgage loans in order to manage interest rate risk, we stopped selling loans in June 2003, resulting in the increase in our portfolio.

     At March 31, 2005, the allowance for loan losses totaled $580,000, or 0.76% of total loans, compared to $451,000, or 0.62% of total loans, at June 30, 2004. Nonperforming loans totaled $429,000 at March 31, 2005, compared to $800,000 at June 30, 2004. At March 31, 2005, non-performing loans were comprised of $418,000 of one- to four-family loans and $11,000 of consumer loans. The nonperforming loans at June 30, 2004, included unrelated loans to two deceased individuals whose affairs took time to resolve. Those two loans and a third for $134,000 have all been paid off or resolved in full through foreclosure. The allowance for loans losses totaled 135.2% and 56.5% of nonperforming loans at March 31, 2005, and June 30, 2004, respectively. In determining the allowance for loan losses at any point in time, management and the board of directors apply a systematic process focusing on the risk of loss in the portfolio. First, the loan portfolio is segregated by loan types to be evaluated collectively and loan types to be evaluated individually. Delinquent multifamily and nonresidential loans are evaluated individually for potential impairment. Second, the allowance for loan losses is evaluated using our historic loss experience, adjusted for changes in economic trends in our lending area, by applying these adjusted loss percentages to the loan types to be evaluated collectively in the portfolio.

     Our analysis of the allowance for loan losses as of and for the nine-month period ended March 31, 2005, included recognition of the increasing level of foreclosure actions filed in our lending area over the past two years. Specifically, foreclosure actions filed in Darke County totaled 160 and 133 in 2004 and 2003, respectively, and 78 through mid-March 2005. To the best of management’s knowledge, all known and inherent losses that are probable and that can be reasonably estimated have been recorded at March 31, 2005. Although management believes that its allowance for loan losses conforms with generally accepted accounting principles based upon the available facts and circumstances, there can be no assurance that additions to the allowance will not be necessary in future periods, which would adversely affect our results of operations.

     Deposits totaled $78.3 million at March 31, 2005, a decrease of $5.7 million, or 6.8%, from the $84.0 million total at June 30, 2004. The decrease resulted primarily from the withdrawal of maturing certificates of deposit during the period. Although management generally strives to maintain a moderate rate of growth in deposits, primarily through consistent marketing and pricing strategies, we historically have not engaged in short-term, promotional increases in interest rates on deposits, nor have we generally offered the highest interest rate on deposit products in our market area. Advances from the Federal Home Loan Bank amounted to $31.0 million at March 31, 2005, an increase of $3.7 million, or 13.4%, over June 30, 2004. The increase in advances was used primarily to fund deposit withdrawals and the growth in loans during the period.

     Retained earnings totaled $13.1 million at March 31, 2005, a decrease of $601,000, or 4.4%, from June 30, 2004. The decrease resulted from a net loss of $559,000 and a $42,000 increase in unrealized losses on securities designated as available for sale.

     We are required to maintain minimum regulatory capital pursuant to federal regulations. In September 2003, management was notified by the Office of Thrift Supervision that we were categorized as well capitalized under regulatory guidelines. At March 31, 2005, our regulatory capital substantially exceeded all minimum regulatory capital requirements.

Comparison of results of operations for the nine-month periods ended March 31, 2005, and March 31, 2004

     General. We recorded a net loss of $559,000 for the nine-month period ended March 31, 2005, compared to the $68,000 net loss recorded for the nine-month period ended March 31, 2004. The increased net loss was primarily attributable to an increase in the provision for losses on loans of $170,000 and an increase in general, administrative and other expense of $969,000, which included our $877,000 increase in retirement plan expenses, which was due primarily to the expenses related to terminating Greenville Federal’s participation in a multi-employer defined benefit pension plan. These losses and expenses were partially offset by an increase in net interest income of $347,000, an increase in other income of $48,000 and an increase in the credit provision for federal income taxes of $253,000.

     Interest income. Total interest income for the nine month-period ended March 31, 2005, amounted to $4.6 million, an increase of $1,000 compared to the nine-month period ended March 31, 2004. The increase in interest income primarily reflects an increase in the average yield, to 5.19% for the 2005 period from 4.90% for the 2004 period, which was partially offset by a $7.0 million, or 5.5%, decrease in interest-earning assets year to year.

     Interest income on loans increased by $166,000, or 4.7%, for the nine-month period ended March 31, 2005, compared to the same period in 2004, due primarily to a $7.7 million, or 11.6%, increase in the average balance outstanding, which was partially offset by a decrease in the average yield on loans, to 6.61% for the 2005 period from 7.04% for the same period in 2004. Interest income on mortgage-backed securities decreased by $9,000 during the nine-month period ended March 31, 2005, due primarily to a $148,000 decrease in the average balance outstanding and a decrease in the average yield from 4.33% to 4.07%. Interest income on investment securities decreased by $103,000, or 11.7%, during the nine-month period ended March 31, 2005, due primarily to a $9.6 million, or 21.8%, decrease in the average balance outstanding, which was partially offset by an increase in the average yield from 2.67% to 3.01%. Interest income on other interest-earning assets decreased by $53,000, or 37.6%, during the during the nine-month period ended March 31, 2005, due primarily to a $5.0 million, or 39.4%, decrease in the average balance outstanding year to year.

     Interest expense. Interest expense totaled $2.2 million for the nine-month period ended March 31, 2005, a decrease of $346,000, or 13.4%, from interest expense of $2.6 million for the comparable period in 2004. The decrease resulted from a decrease in the average cost of funds, to 2.81% for the 2005 period, compared to 3.05% in 2004, and a $6.9 million, or 6.1%, decrease in the average balance of deposits and borrowings outstanding year to year. Interest expense on deposits totaled $1.2 million for the nine-month period ended March 31, 2005, a decrease of $233,000, or 16.2%, from the same period in 2004. This decrease was a result of a decrease in the average cost of deposits to 2.04% for the 2005 period from 2.31% for the 2004 period, and a decrease in the average balance of deposits outstanding of $4.4 million, or 5.3%, year to year. Interest expense on borrowings totaled $1.0 million for the nine month period ended March 31, 2005, a decrease of $113,000, or 9.9%, compared to the same period in 2004. The decrease was due to a $2.5 million, or 8.4%, decrease in the average balance outstanding and a slight decline in the average cost year to year. Decreases in yields on interest-earning assets and costs of interest-bearing liabilities during the 2005 period, as compared to the same period in 2004, were due primarily to the overall decreases in interest rates in the economy.

     Net interest income. As a result of the foregoing changes in interest income and interest expense, net interest income increased by $347,000, or 16.9%, during the nine-month period ended March 31, 2005, compared to the same period in 2004. The average interest rate spread increased to 2.38% for the nine-month period ended March 31, 2005, from 1.85% for the 2004 period. The net interest margin increased to 2.69% for the 2005 period from 2.17% for the 2004 period.

     Provision for losses on loans. Based upon an analysis of historical experience, the volume and type of lending conducted by Greenville Federal, the status of past due principal and interest payments and other factors related to the collectibility of the loan portfolio, management recorded a provision for losses on loans totaling $180,000 for the nine-month period ended March 31, 2005, compared to a $10,000 provision recorded in the comparable 2004 period. The provisions recorded generally reflect management’s perception of the risk prevalent in the economy, as evidenced by the increasing level of foreclosure actions filed in Greenville Federal’s primary lending area, integrated with the overall increase in the level of the loan portfolio and the level of charge-offs recorded in fiscal 2005 and 2004. Management believes all nonperforming loans are adequately collateralized; however, there can be no assurance that the loan loss allowance will be adequate to absorb losses on known nonperforming assets or that the allowance will be adequate to cover losses on nonperforming assets in the future.

     Other income. Other income totaled $561,000 for the nine-month period ended March 31, 2005, an increase of $48,000, or 9.4%, compared to the same period in 2004. The increase was primarily attributable to a $27,000, or 7.3%, increase in customer service charges and a $49,000, or 52.1%, increase in other operating income, which were partially offset by a $41,000 decrease in gain on sale of loans. The increase in customer service charges represented increased fees on checking accounts for overdrafts and an increase in debit card fee income. In December 2002, we initiated a discretionary overdraft privilege service in which we pay overdrafts for customers up to certain limits, for which the customers are charged a fee. The increase in other operating income was due primarily to a $48,000 decrease in amortization of mortgage servicing rights, a $13,000 increase in earnings on life insurance policies and a $13,000 increase in gains on sales of real estate acquired through foreclosure. The decrease in gains on sale of loans was due to the decline in loan sales activity during the 2005 period.

     General, administrative and other expense. General, administrative and other expense totaled $3.7 million for the nine-month period ended March 31, 2005, an increase of $969,000, or 35.8%, compared to the same period in 2004. The increase in general, administrative and other expense was due primarily to a $937,000, or 62.1%, increase in employee compensation and benefits and a $55,000 increase in charitable contributions expense. The increase in employee compensation and benefits was due mostly to an $877,000 increase in expense related to Greenville Federal’s participation in a multi-employer defined benefit pension plan, and the recognition of costs to terminate our participation in the plan. Greenville Federal’s board of directors elected to terminate its participation in the plan during the nine-month period ended March 31, 2005, and recorded a charge of approximately $726,000 to reflect the estimated costs accrued for the plan participants through the date of termination. Additionally, the increase in employee compensation and benefits reflects a $39,000, or 4.1%, increase in other compensation expense year to year. The increase in charitable contributions expense reflects our pledge of $50,000 to the Greenville Public Library capital campaign, payable over a five-year term.

     Federal income taxes. We recorded a credit provision for federal income taxes totaling $340,000 for the nine-month period ended March 31, 2005, an increase of $253,000, or 290.8%, compared to the credit provision recorded for the same period in 2004. The increase resulted primarily from a $744,000, or 480.0%, increase in the pre-tax loss year to year and the effects of non-taxable income on the increase in the cash surrender value of life insurance policies. The effective tax rate was 37.8% and 56.1% for the nine-month periods ended March 31, 2005 and 2004, respectively.

Comparison of financial condition at June 30, 2004, and June 30, 2003

     At June 30, 2004, we had total assets of $126.3 million, a decrease of $10.9 million, or 7.9%, compared to the $137.2 million total at June 30, 2003. The decrease in total assets was comprised primarily of decreases in investment securities and cash and cash equivalents, which were partially offset by an increase in loans receivable.

     Cash and cash equivalents, consisting of cash and due from banks and interest-bearing deposits in other financial institutions, totaled $7.9 million at June 30, 2004, a decrease of $4.5 million, or 36.2%, from June 30, 2003. Investment securities, including certificates of deposit in other financial institutions, totaled $34.7 million at June 30, 2004, a decrease of $13.8 million, or 28.4%, from the $48.5 million total at June 30, 2003. During the fiscal year ended June 30, 2004, investment securities purchases consisted of $20.4 million of U.S. Government agency obligations, which were partially offset by maturities, calls and repayments totaling $28.9 million and sales of $5.0 million.

     Mortgage-backed securities totaled $2.6 million at June 30, 2004, a decrease of $564,000, or 17.9%, from the $3.2 million total at June 30, 2003. During the fiscal year ended June 30, 2004, mortgage-backed securities purchases consisted of $1.0 million of U.S. Government agency obligations, which were partially offset by principal repayments totaling $1.6 million.

     Loans receivable totaled $72.6 million at June 30, 2004, an increase of $6.0 million, or 9.0%, over June 30, 2003. The increase resulted from loan disbursements of $34.8 million, which were partially offset by loan repayments of $27.2 million, and sales of loans of $1.5 million. At June 30, 2004, our loan portfolio, before net items, was comprised of $68.2 million of real estate loans, 90.6% of which were loans secured by one- to four-family residential real estate, $2.1 million of loans secured by nonresidential real estate, $1.6 million of commercial loans and $4.6 million in consumer loans. After a time of selling our fixed-rate mortgage loans in order to manage interest rate risk, we stopped selling loans in June 2003, resulting in the increase in our portfolio.

     At June 30, 2004, the allowance for loans losses totaled $451,000, or 0.62% of total loans, compared to $441,000, or 0.66% of total loans, at June 30, 2003. Nonperforming loans totaled $800,000 at June 30, 2004, compared to $1.4 million at June 30, 2003. At June 30, 2004, nonperforming loans consisted of $604,000 of one- to four-family loans, $191,000 of nonresidential real estate loans and $5,000 of consumer loans. The allowance for loans losses totaled 56.4% and 32.3% of nonperforming loans at June 30, 2004, and June 30, 2003, respectively.

     Deposits totaled $84.0 million at June 30, 2004, a decrease of $5.9 million, or 6.6%, from the $89.9 million total at June 30, 2003. The decrease resulted primarily from the withdrawal of $4.0 million in public deposits during the period, as we were not successful in bidding to retain these deposits. Although management generally strives to maintain a moderate rate of growth in deposits, primarily through consistent marketing and pricing strategies, we historically have not engaged in short-term, promotional increases in interest rates on deposits, nor have we generally offered the highest interest rate on deposit products in our market area. Advances from the Federal Home Loan Bank amounted to $27.3 million at June 30, 2004, a decrease of $4.3 million, or 13.7%, from June 30, 2003.

     Retained earnings totaled $13.7 million at June 30, 2004, a decrease of $203,000, or 1.5%, from June 30, 2003. The decrease resulted from a net loss of $81,000 and a $122,000 increase in the unrealized losses on securities designated as available for sale.

     At June 30, 2004, the Association’s regulatory capital substantially exceeded all minimum regulatory capital requirements.

Comparison of results of operations for the fiscal years ended June 30, 2004, and June 30, 2003

     General. We recorded a net loss of $81,000 for the fiscal year ended June 30, 2004, compared to $583,000 of net earnings recorded for the fiscal year ended June 30, 2003. The decrease in net earnings was primarily attributable to a decrease in net interest income of $279,000, a decrease in other income of $510,000 and an increase in general, administrative and other expense of $318,000, which were partially offset by a decrease in the provision for losses on loans of

$30,000 and a decrease in the provision for federal income taxes of $414,000.

     Interest income. Total interest income for the fiscal year ended June 30, 2004, amounted to $6.1 million, a decrease of $1.1 million, or 14.8%, compared to the fiscal year ended June 30, 2003. The decrease in interest income primarily reflects the impact of a decrease in the average yield, from 5.63% for fiscal 2003 to 4.90% for fiscal 2004.

     Interest income on loans decreased by $1.0 million, or 17.8%, for the fiscal year ended June 30, 2004, compared to fiscal 2003, due primarily to a $6.8 million, or 9.1%, decrease in the average balance outstanding and a decrease in the average yield on loans, to 6.94% for fiscal 2004 from 7.67% for fiscal 2003. Interest income on mortgage-backed securities decreased by $113,000, or 54.1%, during the fiscal year ended June 30, 2004, due primarily to a $2.1 million decrease in the average balance outstanding and a decrease in the average yield from 4.87% in fiscal 2003 to 4.29% in fiscal 2004. Interest income on investment securities increased by $175,000, or 18.0%, during the fiscal year ended June 30, 2004, due primarily to an $8.8 million, or 25.9%, increase in the average balance outstanding, which was partially offset by a decrease in the average yield from 2.87% in fiscal 2003 to 2.69% in fiscal 2004. Interest income on other interest-earning assets decreased by $110,000, or 39.3%, during the fiscal year ended June 30, 2004. The decrease was due primarily to a decrease of $2.8 million, or 18.7%, in the average balance outstanding from fiscal 2003 and a decrease in the average yield from 1.88% to 1.40%.

     Interest expense. Interest expense totaled $3.4 million for the fiscal year ended June 30, 2004, a decrease of $790,000, or 19.1%, from interest expense of $4.1 million for fiscal 2003. The decrease resulted from a decrease in the average cost of funds, to 3.00% for fiscal 2004 compared to 3.60% for fiscal 2003, and a $3.4 million, or 2.9%, decrease in the average balance of deposits and borrowings outstanding for the fiscal year ended June 30, 2004. Interest expense on deposits totaled $1.9 million for the fiscal year ended June 30, 2004, a decrease of $692,000, or 27.2%, from fiscal 2003. This decrease was a result of a decrease in the average cost of deposits to 2.25% for fiscal 2004 from 2.99% for fiscal 2003, and a decrease in the average balance of deposits outstanding of $2.7 million, or 3.1%, for fiscal 2004. Interest expense on borrowings totaled $1.5 million for the fiscal year ended June 30, 2004, a decrease of $98,000, or 6.2%, from fiscal 2003. The decrease was due to a decline in the average cost of borrowings from 5.33% to 5.13% and a $714,000, or 2.4%, decrease in the average balance outstanding year to year. Decreases in yields on interest-earning assets and costs of interest-bearing liabilities during fiscal 2004 as compared to fiscal 2003 were due primarily to the overall decreases in interest rates in the economy.

     Net interest income. As a result of the foregoing changes in interest income and interest expense, net interest income decreased by $279,000, or 9.1%, during the fiscal year ended June 30, 2004, compared to fiscal 2003. The average interest rate spread decreased to 1.90% for the fiscal year ended June 30, 2004, from 2.03% for fiscal 2003. The net interest margin decreased to 2.22% for the fiscal year ended June 30, 2004, from 2.39% for fiscal 2003.

     Provision for losses on loans. A provision for losses on loans is charged to earnings to maintain the total allowance for loan losses at a level calculated by management based on historical experience, the volume and type of lending conducted by the Association, the status of past due principal and interest payments and other factors related to the collectibility of the Association’s loan portfolio. Based upon an analysis of these factors, management recorded a provision for losses on loans totaling $10,000 for the fiscal year ended June 30, 2004, a decrease of $30,000 compared to fiscal 2003. The provision recorded during the fiscal year ended June 30, 2004, generally reflects management’s perception of the risk prevalent in the economy integrated with the overall increase in the level of the loan portfolio and the level of charge-offs recorded in fiscal 2004. Management believes all nonperforming loans are adequately collateralized; however, there can be no assurance that the loan loss allowance will be adequate to absorb losses on known nonperforming assets or that the allowance will be adequate to cover losses on nonperforming assets in the future.

     Other income. Other income totaled $660,000 for the fiscal year ended June 30, 2004, a decrease of $511,000, or 43.6%, compared to other income of $1.2 million recorded for the fiscal year ended June 30, 2003. The decrease was primarily attributable to a $665,000 decrease in gains on sales of loans and a $60,000 loss on sales of investment securities, which were partially offset by a $79,000, or 18.6%, increase in customer service charges and a $127,000 increase in other operating income. During fiscal 2004 management elected to retain one- to four-family residential real estate loans it originated, whereas such loans were sold during fiscal 2003. Loans sold amounted to $1.5 million during fiscal 2004, compared to $21.0 million during fiscal 2003. The increase in customer service charges was due primarily to an increase in fees for overdraft protection and other checking account services. The increase in other operating income was due primarily to a $131,000 increase in the cash surrender value of life insurance policies.

     General, administrative and other expense. General, administrative and other expense totaled $3.6 million for the fiscal year ended June 30, 2004, an increase of $318,000, or 9.6%, compared to fiscal 2003. The increase in general, administrative and other expense was due primarily to a $221,000, or 12.3%, increase in employee compensation and benefits, a $26,000, or 5.5%, increase in occupancy and equipment, a $46,000, or 13.2%, increase in data processing and a $26,000, or 6.6%, increase in other operating expense. The increase in employee compensation and benefits was comprised primarily of normal merit increases, a $98,000 increase in expense related to our participation in a multi-employer defined benefit pension plan and a $35,000 decrease in deferred loan origination costs, due to the overall decline in lending volume. The increase in occupancy and equipment was due primarily to an increase in depreciation expense. The increase in other operating expense was due primarily to a $26,000 increase in consulting expenses related to the new overdraft protection program implemented during the fiscal year.

     Federal income taxes. We recorded a federal income tax credit provision of $113,000 for the fiscal year ended June 30, 2004, compared to the $301,000 provision recorded for taxes owed for fiscal 2003. The change resulted primarily from having pre-tax earnings of $884,000 in fiscal 2003 and a pre-tax loss of $194,000 in fiscal 2004. The nontaxable $132,000 increase in the cash surrender value of life insurance policies also contributed to the changes. The effective tax rate was 58.2% and 34.0% for the fiscal years ended June 30, 2004 and 2003, respectively.

Average balance sheets

     The following table presents certain of Greenville Federal’s average balance sheet information and reflects the average yield on interest-earning assets and the average cost of customer deposits and Federal Home Loan Bank of Cincinnati advances for the periods indicated. Such yields and costs are derived by dividing annual income or expense by the average monthly balance of interest-earning assets or interest-bearing liabilities, respectively, for the years presented. Average balances are derived from monthly balances, net of the allowance for losses on loans.

			Nine months ended						Year ended
		March 31, 2005			March 31, 2004			June 30, 2004			June 30, 2003
		Interest			Interest			Interest			Interest
	Average	income/	Yield/	Average	income/	Yield/	Average	income/	Yield/	Average	income/	Yield/
	balance	expense	rate	balance	expense	rate	balance	expense	rate	balance	expense	rate
	(Dollars in thousands)
Loans receivable	$74,521	$3,694	6.61%	$66,784	$3,528	7.04%	$67,996	$4,718	6.94%	$74,815	$5,739	7.67%
Mortgage-backed Securities	2,225	68	4.07	2,373	77	4.33	2,237	96	4.29	4,293	209	4.87
Investment Securities	34,393	777	3.01	43,957	880	2.67	42,614	1,146	2.69	33,845	971	2.87
Other interest-bearing deposits	7,699	88	1.52	12,697	141	1.48	12,135	170	1.40	14,932	280	1.88

Total interest-earning assets	118,838	4,627	5.19	125,811	4,626	4.90	124,982	6,130	4.90	127,885	7,199	5.63
Non-interest-earning assets	4,853			4,703			4,663			4,990

Total Assets	$123,691			$130,514			$129,644			$132,874

Deposits	$78,514	1,202	2.04	$82,944	1,435	2.31	$82,577	1,856	2.25	$85,228	2,548	2.99

Borrowings	27,174	1,026	5.03	29,664	1,139	5.12	29,154	1,495	5.13	29,868	1,593	5.33

Total interest-bearing liabilities	105,688	2,228	2.81	112,608	2,574	3.05	111,731	3,351	3.00	115,096	4,141	3.60

Non-interest-bearing liabilities	4,424			4,297			4,324			4,178

Total liabilities	110,112			116,905			116,055			119,274

Retained earnings	13,579			13,609			13,589			13,600

Total liabilities and retained earnings	$123,691			$130,514			$129,644			$132,874

Net interest income/average yield		$2,399	2.38%		$2,052	1.85%		$2,779	1.90%		$3,058	2.03%

Net interest margin			2.69%			2.17%			2.22%			2.39%

Average interest-earning assets to average interest-bearing liabilities			112.44%			111.72%			111.86%			111.11%

Yields earned and rates paid

     The following table sets forth, for the periods and at the date indicated, the weighted average yields earned on Greenville Federal’s interest-earning assets, the weighted average interest rates paid on interest-bearing liabilities, the interest rate spread and the net interest margin on interest-earning assets. Such yields and costs are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented.

		Nine months ended
	At March 31,	March 31, (1)		Year ended June 30,
	2005	2005	2004	2004	2003
Weighted average yield on loan portfolio	6.41%	6.61%	7.04%	6.94%	7.67%
Weighted average yield on mortgage-backed securities	4.35	4.07	4.33	4.29	4.87
Weighted average yield on investment securities	2.82	3.01	2.67	2.69	2.87
Weighted average yield on interest-bearing deposits	3.59	1.52	1.48	1.40	1.88
Weighted average yield on all interest-earning assets	5.30	5.19	4.90	4.90	5.63

Weighted average interest rate on deposits	1.85	2.04	2.31	2.25	2.99
Weighted average interest rate on Federal Home Loan Bank advances	4.84	5.03	5.12	5.13	5.33
Weighted average interest rate paid on all interest-bearing liabilities	2.70	2.81	3.05	3.00	3.60

Interest rate spread (spread between weighted average interest rate on all interest-bearing assets and all interest-bearing liabilities)	2.60	2.38	1.85	1.90	2.03
Net interest margin (net interest income as a percentage of average interest-earning assets)	N/A	2.69	2.17	2.22	2.39

(1)	Annualized

     The following table describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected Greenville Federal’s interest income and expense during the years indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume) and (iii) total changes in rate and volume. The combined effects of changes in both volume and rate, which cannot be separately identified, have been allocated proportionately to the change due to volume and the change due to rate.

	Nine months ended March 31,			Year ended June 30,
	2004 vs. 2003			2004 vs. 2003
	Increase	Increase	Total	Increase	Increase	Total
	(decrease)	(decrease)	increase	(decrease)	(decrease)	increase
	due to rate	due to volume	(decrease)	due to rate	due to volume	(decrease)
Interest income attributable to:
Loans receivable	$(226)	$392	$166	$(522)	$(499)	$(1,021)
Mortgage-backed securities	(4)	(5)	(9)	(22)	(91)	(113)
Investment securities	104	(207)	(103)	(64)	239	175
Interest-earning deposits	4	(57)	(53)	(63)	(47)	(110)

Total interest income	(122)	123	1	(671)	(398)	(1,069)
Interest expense attributable to:
Deposits	(159)	(74)	(233)	(615)	(77)	(692)
Federal Home Loan Bank advances	(19)	(94)	(113)	(60)	(38)	(98)

Total interest expense	(178)	(168)	(346)	(675)	(115)	(790)

Increase (decrease) in net interest income	$56	$291	$347	$4	$(283)	$(279)

Asset and Liability Management

     Greenville Federal, like other financial institutions, is subject to interest rate risk to the extent that our interest-earning assets reprice differently than our interest-bearing liabilities. As part of our effort to monitor and manage interest rate risk, we use the net portfolio value (“NPV”) methodology adopted by the Office of Thrift Supervision.

     Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest-bearing and other liabilities. The application of the methodology attempts to quantify interest rate risk as the change in the NPV that would result from a theoretical change in market interest rates. Both increases and decreases in market interest rates are considered.

     Presented below, as of March 31, 2005, is an analysis of our interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in market interest rates.

     As illustrated in the table, our NPV is more sensitive to rising rates than declining rates. Differences in sensitivity occur principally because, as rates rise, borrowers do not prepay fixed-rate loans as quickly as they do when interest rates are declining. As a result, in a rising interest rate environment, the amount of interest we would receive on our loans would increase relatively slowly as loans are slowly repaid and new loans at higher rates are made. Moreover, the interest we would pay on deposits would increase because our deposits generally have shorter periods to repricing. A possible flow of funds away from savings institutions into direct investments or other investment vehicles, such as mutual funds, which can occur for a number of reasons, may also affect our NPV.

Assumptions used in calculating the amounts in this table are Office of Thrift Supervision assumptions.

	Net portfolio value (2)
Change in		Estimated increase (decrease) in		Net portfolio value as a percentage of
interest rates		NPV		present value of assets (3)
(basis points) (1)	Estimated NPV	Amount	Percent	NPV ratio (4)	Change in basis points
+300	$14,633	$(3,907)	(21)%	12.01%	(232	)bp
+200	16,170	(2,371)	(13)	12.98	(135)
+100	17,587	(954)	(5)	13.83	(50)
0	18,541	—	—	14.33	—
-100	18,353	(188)	(1)	14.06	(27)
-200	17,377	(1,164)	(6)	13.27	(106)

(1)	One hundred basis points equals one percent. Assumes an instantaneous uniform change in interest rates at all maturities.

(2)	Net portfolio value represents the discounted represent value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest-bearing liabilities.

(3)	Present value of assets represents the discounted present value of incoming cash flows on interest-earning assets.

(4)	NPV ratio represents the net portfolio value divided by the present value of assets.

     The change in our NPV that would have been caused by the respective interest rate shock was within the policy limits set by the board of directors. The board of directors considers the results of each quarterly analysis and factors the information into its decision in adjusting the pricing of loans and deposits in the future.

     As with any method of measuring interest rate risk, certain shortcomings are inherent in the NPV approach. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market rates while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, expected rates of prepayment on loans and mortgage-backed securities and early withdrawal levels from certificates of deposit would likely deviate significantly from those assumed in making the risk calculations.

     If interest rates continue to rise from the recent levels, our net interest income will be slightly positively affected, although those same rising interest rates may negatively affect our earnings due to diminished loan demand. In order to maintain our net interest margin, management is continually developing and modifying our strategies to stimulate the demand for quality loans and tailoring the types of loan products available that can be adjusted to match the current market conditions.

Liquidity and Capital Resources

     Greenville Federal’s liquidity, primarily represented by cash equivalents, is a result of its operating, investing and financing activities. These activities are summarized below for the periods presented.

	Nine months ended
	March 31,		Year ended June 30,
	2005	2004	2004	2003
	(In thousands)
Net earnings (loss)	$(559)	$(68)	$(81)	$583
Adjustments to reconcile net earnings (loss) to net cash from operating activities	515	666	865	(721)

Net cash provided by (used in) operating activities	(44)	598	784	(138)
Net cash provided by (used in) investing activities	(2,690)	1,901	4,765	155
Net cash provided by (used in) financing activities	(2,064)	(8,471)	(10,040)	7,767

Net change in cash and cash equivalents	(4,798)	(5,972)	(4,491)	7,784
Cash and cash equivalents at beginning of period	7,902	12,393	12,393	4,609

Cash and cash equivalents at end of period	$3,104	$6,421	$7,902	$12,393

     Greenville Federal’s principal sources of funds are deposits, loan and mortgage-backed securities repayments, maturities of securities and other funds provided by operations. We also borrow from the Federal Home Loan Bank of Cincinnati. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows and early loan and mortgage-backed security prepayments are more influenced by interest rates, general economic conditions and competition. We maintain investments in liquid assets based upon management’s assessment of (i) the need for funds, (ii) expected deposit flows, (iii) the yields available on short-term liquid assets and (iv) the objectives of the asset/liability management program.

     Office of Thrift Supervision regulations require us to maintain an average daily balance of liquid assets, which may include, but are not limited to, investments in United States Treasury obligations, federal agency obligations and other investments having maturities of five years or less, in an amount sufficient to provide a source of relatively liquid funds upon which we may rely if necessary to fund deposit withdrawals or other short-term funding needs. At March 31, 2005, our regulatory liquidity ratio was 31.1% of average daily balances of net withdrawable deposit accounts and borrowings payable in one year or less. At such date, we had commitments to originate loans totaling $1.1 million and no commitments to purchase or sell loans. We consider our liquidity and capital reserves sufficient to meet our outstanding short- and long-term needs. Adjustments to liquidity and capital reserves may be necessary, however, if loan demand increases more than expected or if deposits decrease substantially.

     Greenville Federal is required by applicable law to meet certain minimum capital standards. Such capital standards include a tangible capital requirement, a core capital requirement or leverage ratio and a risk-based capital requirement. We exceeded all of our capital requirements at March 31, 2005.

     The following tables summarize Greenville Federal’s regulatory capital requirements and actual capital at March 31, 2005, and at June 30, 2004:

	March 31, 2005
					Excess of actual
					capital over current
	Actual capital		Current requirement		requirement		Applicable
	Amount	Percent	Amount	Percent	Amount	Percent	asset total
	(Dollars in thousands)
Tangible capital	$13,217	10.6%	$1,866	1.5%	$11,351	9.1%	$124,392
Core capital	13,217	10.6	4,976	4.0	8,241	6.6	124,392
Risk-based capital	13,758	21.4	5,154	8.0	8,604	13.4	64,431

	June 30, 2004
					Excess of actual
					capital over current
	Actual capital		Current requirement		requirement		Applicable
	Amount	Percent	Amount	Percent	Amount	Percent	asset total
	(Dollars in thousands)
Tangible capital	$13,774	10.9%	$1,897	1.5%	$11,877	9.4%	$126,436
Core capital	13,774	10.9	5,057	4.0	8,717	6.9	126,436
Risk-based capital	14,207	23.1	4,922	8.0	9,285	15.1	61,521

Impact of Inflation and Changing Prices

     The financial statements and notes included herein have been prepared in accordance with GAAP. GAAP requires us to measure financial position and operating results in terms of historical dollars, and changes in the relative value of money due to inflation or recession are generally not considered.

     In management’s opinion, changes in interest rates affect the financial condition of a financial institution to a far greater degree than changes in the inflation rate. While interest rates are greatly influenced by changes in the inflation rate, they do not change at the same rate or in the same magnitude as the inflation rate. Rather, interest rate volatility is based on changes in the expected rate of inflation, as well as on changes in monetary and fiscal policies.

BUSINESS OF GREENVILLE FEDERAL

General

     We are principally engaged in the business of accepting deposits from the general public in the area surrounding our offices and using those deposits, as well as funds generated from our operations and investments and borrowed funds, to make loans. The loans we make are secured primarily by one- to four-family residences, multifamily residences and nonresidential real estate, although we also make a variety of consumer and commercial loans. Our income is derived principally from interest on loans and securities and also from service charges and gains on the sale of loans and securities.

Market area

     We conduct business from our main office and from a branch office inside a Kroger grocery store, both of which are located in Greenville, Darke County, Ohio. Although our primary market area is Darke County, we also attract deposits from, and make loans in, the adjacent Ohio counties of Preble, Auglaize, Miami, Shelby and Mercer, and the Indiana counties of Randolph and Wayne. Greenville Federal also operates six automated teller machines, two of which are located at Greenville Federal offices and the other four of which are located in various other businesses in Greenville, Ansonia, Gettysburg and Troy.

     Greenville Federal’s primary market area has a diversified employment base and a higher level of manufacturing employment than the State of Ohio and the country in general. The major employers include consumer products manufacturers and retailers, health care providers and transportation and distribution companies, as well as governmental entities. The top ten employers in Darke County are Whirlpool Corporation, Midmark Corporation (manufacturer of health care products), Greenville Technology, Inc., Wayne Hospital, Brethren Retirement Community, Honeywell (manufacturer of a wide range of products, including aerospace and technology for buildings), Neff Co. (custom lettering and graphic design), Beauty Systems Group (distributor of hair care and makeup products), Dick Lavy Trucking and Norcold (manufacturer of refrigerators and freezers for RVs, boats and trucks). Darke County is rural and is one of the top agricultural counties in Ohio.

     The unemployment rate in Darke County in January 2005 was 7.4%, compared to 7.2% for the State of Ohio and 6.2% for the United States. The population of Darke County remained relatively stable, declining slightly, from 2000 to 2004. The median household income in Darke County increased from $39,815 in 2000 to $42,860 in 2004, or 1.9%, while the median household income in the State of Ohio increased at almost the same rate from $41,499 to $44,607 and median household income in the United States increased at a slightly higher rate, from $42,729 to $46,475.

Competition

     We compete for deposits with a number of national, regional and locally-based financial institutions, including banks, savings associations and credit unions, as well as the stock and bond markets, mutual funds and insurance companies. There are currently eight banks, three savings associations and two credit unions with offices in Darke County. We hold approximately 9.5% of the deposits in Darke County as of June 30, 2004, which ranks Greenville Federal third among the financial institutions in the county. With respect to loans, we compete not only with those financial institutions with which we compete for deposits but also with mortgage banking companies and consumer finance companies. We compete primarily through interest rates and fees charged and through the efficiency and quality of the services provided.

Lending activities

     General. Our primary lending activity is the origination of conventional mortgage loans secured by one- to four-family homes located in our primary market area. Loans for the construction of one- to four-family homes and mortgage loans on multifamily properties containing five units or more and nonresidential properties are also offered. We do not currently offer loans insured by the Federal Housing Administration or guaranteed by the Veterans Administration, although we have some in our portfolio. In addition to mortgage lending, we make consumer loans secured by deposits and automobiles and home improvement loans. We also make a small amount of commercial loans.

     Loan portfolio composition. The following tables present certain information with respect to the composition of Greenville Federal’s loan portfolio at the dates indicated.

	At March 31,		At June 30,
	2005		2004		2003
		Percent		Percent		Percent
		of total		of total		of total
	Amount	loans	Amount	loans	Amount	loans
	(Dollars in thousands)
Residential real estate loans:
One- to four-family	$63,749	81.67%	$62,683	84.32%	$57,424	85.77%
Multifamily	3,886	4.98	3,244	4.36	2,064	3.08
Construction	1,676	2.15	1,939	2.61	1,975	2.95
Nonresidential real estate	3,137	4.02	2,369	3.19	2,245	3.36
Commercial	2,888	3.70	1,581	2.13	937	1.40
Consumer and other	2,720	3.48	2,524	3.39	2,304	3.44

Total loans	78,056	100.00%	74,340	100.00%	66,949	100.00%

Less:
Unearned interest	13		10		13
Deferred loan origination fees, net	319		326		268
Allowance for loan losses	580		451		441
Undisbursed portion of loans in process	590		982		939

Loans receivable, net	$76,554		$72,571		$65,288

     Loan maturity schedule. The following table sets forth certain information as of March 31, 2005, regarding the dollar amount of loans maturing in Greenville Federal’s portfolio based on their contractual terms to maturity. Demand loans and loans having no stated schedule of repayments and no stated maturity are reported as due in one year or less.

	Due during the year ending			Due 4-5	Due 6-10	Due 11-20	Due more than
	June 30,			years after	years after	years after	20 years after
	2005	2006	2007	6/30/04	6/30/04	6/30/04	6/30/04	Total
	(In thousands)
Fixed-rate loans
Residential real estate loans:
One- to four-family (first mortgage)	$1,277	$1,359	$1,443	$3,168	$10,156	$16,132	$9,581	$43,116
Home equity (second mortgage)	161	173	187	415	1,347	219	—	2,502
Multifamily and nonresidential real estate loans	37	39	42	94	299	351	—	862
Construction loans	20	22	23	51	163	547	850	1,676

Total real estate loans	1,495	1,593	1,695	3,728	11,965	17,249	10,431	48,156

Commercial loans	271	290	311	688	547	—	—	2,107
Consumer and other loans	734	783	833	370	—	—	—	2,720

Total fixed-rate loans	2,500	2,666	2,839	4,786	12,512	17,249	10,431	52,983

Adjustable-rate loans
Residential real estate loans:
One- to four-family (first mortgage)	260	276	293	644	1,992	6,364	4,970	14,799
Home equity (second mortgage)	250	269	290	646	1,664	213	—	3,332

Multifamily and nonresidential real estate loans	169	181	193	208	668	2,290	2,452	6,161
Construction loans	—	—	—	—	—	—	—	—

Total real estate loans	679	726	776	1,498	4,324	8,867	7,422	24,292

Commercial loans	781	—	—	—	—	—	—	781
Consumer and other loans	—	—	—	—	—	—	—	—

Total adjustable-rate loans	1,460	726	776	1,498	4,324	8,867	7,422	25,073

Total loans	$3,960	$3,392	$3,615	$6,284	$16,836	$26,116	$17,853	$78,056

     One- to four-family residential real estate loans. The primary lending activity of Greenville Federal has been the origination of permanent conventional loans secured by one- to four-family residences, primarily single-family residences, located in our primary market area. Each of such loans is secured by a mortgage on the underlying real estate and improvements, if any. Loans secured by non-owner occupied properties are considered to carry greater risk of loss because the borrower typically depends upon income generated by the property to cover operating expenses and debt service, although such loans carry higher rates of interest. The profitability of a property can be affected by economic conditions, governmental policies and other factors beyond the control of the borrower.

     We make fixed-rate first mortgage loans on single-family residences in amounts up to 97% of the value of the real estate and improvements (the “LTV”). We offer fixed-rate residential real estate loans for terms of up to 30 years. We require private mortgage insurance for any loans with an LTV in excess of 80%. We also require an escrow of insurance and taxes on loans with an LTV in excess of 80%, but on other loans, an escrow is optional.

     We also originate adjustable-rate mortgage loans (“ARMs”). ARMs are offered on single-family residences, two- to four-family properties and non-owner occupied one- to four-family properties with the same maximum LTV, terms and private mortgage insurance requirement as for fixed-rate residential real estate loans. The initial interest rate adjustment periods currently offered are one year, three years, five years and seven years, with annual adjustments after the initial fixed-rate period. The adjustments generally are tied to changes in the monthly average yield on the U.S. Treasury constant maturities index for the corresponding adjustment frequency. We also hold in our portfolio some loans with adjustment periods every three years or five years. For those loans with three- or five-year adjustment periods, the adjustments are limited to 2%. In addition, we hold in our portfolio some loans with seven- and ten-year fixed-rate periods before first adjustment. For those loans with seven-year fixed-rate periods before first adjustment, the first adjustment is limited to 5%, and the annual adjustment thereafter is limited to 2%. Rate adjustments are computed by adding a stated margin, usually a minimum of 2.5%, to the index. The maximum allowable adjustment for one-year adjustment periods is usually 2%, with a maximum adjustment of 6% over the term of the loan.

     We also offer ARMs and fixed-rate loans secured by unimproved lots for the construction of single-family homes.

     ARMs are subject to increased risk of delinquency or default due to increasing monthly payments as the interest rates on such loans increase to the fully-indexed level, although such increase is considered in our underwriting of any such loans if the initial adjustment period is less than five years.

     We also originate residential home equity loans, lines of credit and second mortgage loans. Such loans have both fixed rates and adjustable rates, LTVs generally limited to 80%, and terms of up to 15 years. If we have the first mortgage on a property, we will lend up to 90% LTV.

     The aggregate amount of our one- to four-family residential real estate loans equaled approximately $63.7 million at March 31, 2005, and represented 81.7% of loans at such date. Of such amount, approximately 28.4% were ARMs. The largest individual loan balance on a one- to four-family loan at such date was $404,000. At such date, loans secured by one- to four-family residential real estate with outstanding balances of $358,000, or 0.6% of its one- to four-family residential real estate loan balance, were 90 days or more delinquent.

     Multifamily residential real estate loans. In addition to loan secured by one- to four-family residences, we make loans secured by multifamily properties containing over four units. Such loans are made with fixed or adjustable interest rates, a maximum LTV of 80% and a maximum term of 30 years.

     Multifamily lending is generally considered to involve a higher degree of risk because the loan amounts are larger and the borrower typically depends upon income generated by the property to cover operating expenses and loan payments. The profitability of a property can be affected by economic conditions, government polices and other factors beyond the control of the borrower. We attempt to reduce the risk associated with multifamily lending by evaluating the credit-worthiness of the borrower and the projected income from the property and by obtaining personal guarantees on loans made to corporations and partnerships. We require financial statements annually to enable us to monitor the loans.

     At March 31, 2005, loans secured by multifamily properties totaled approximately $3.9 million, or 5.0% of total loans, all of which were secured by property located within our primary market area, and all of which were performing in accordance with their terms. The largest such loan at March 31,

2005, had a balance of $1.1 million. At March 31, 2005, approximately $327,000, or 0.4% of total loans, were fixed-rate multifamily loans.

     Construction loans. We make loans for the construction of residential and nonresidential real estate. Such loans are structured as permanent loans with fixed rates or adjustable rates of interest with a maximum LTV of 97% for single-family, owner-occupied homes, 90% for two-family homes and 80% for all other construction loans. Our construction loans have been made to borrowers who intended to occupy the newly-constructed real estate or to developers who may or may not have had a purchaser for the property at the time the loan was made. Approximately 29.2% of the construction loan balance at March 31, 2005, was secured by property owned by developers. All construction loans are written as permanent loans but require the payment of only interest until the construction is completed. Construction is required to be completed within one year.

     Construction loans generally involve greater underwriting and default risks than do loans secured by mortgages on existing properties because such loans are more difficult to evaluate and monitor. Loan funds are advanced upon the security of the project under construction, which is more difficult to evaluate before the completion of construction. Moreover, because of the uncertainties inherent in estimating construction costs, it is relatively difficult to evaluate accurately the LTV and the total loan funds required to complete a project. In the event a default on a construction loans occurs and foreclosure follows, we must take control of the project and attempt either to arrange for completion of construction or dispose of the unfinished project. We attempt to reduce such risks on loans to developers by requiring personal guarantees and reviewing current personal financial statements and tax returns and other projects undertaken by the developers.

     At March 31, 2005, $1.7 million, or approximately 2.2% of our total loans, consisted of construction loans. All of our construction loans are secured by property located within our primary market area. At March 31, 2005, all of such loans were performing in accordance with their terms.

     Nonresidential real estate loans. We also make loans secured by a wide variety of nonresidential real estate located in our market area, including churches, retail businesses, offices, a funeral home and farm land. Such loans generally are originated with terms of up to 30 years and may have fixed or adjustable rates. The maximum LTV for such loans is generally 80%.

     Nonresidential real estate lending is generally considered to involve a higher degree of risk than residential lending due to the relatively larger loan amounts and the effects of general economic conditions on the successful operation of income-producing properties. If the cash flow on the property is reduced, for example, as leases are not obtained or renewed, the borrower’s ability to repay may be impaired. We have endeavored to reduce such risk by evaluating the credit history and past performance of the borrower, the location of the real estate, the quality of the management operating the property, the debt service ratio, and quality and characteristics of the income stream generated by the property and appraisals supporting the property’s valuation. We also require personal guarantees on most of such loans, and we generally obtain tax returns and annual financial statements.

     At March 31, 2005, we had a total of $3.1 million invested in nonresidential real estate loans, $1.9 million of which were secured by property located within Darke County. Such loans comprised approximately 4.0% of our total loans at that date, and none of such loans was delinquent at that date.

     Federal regulations limit the amount of nonresidential mortgage loans an association may make to 400% of its tangible capital. At March 31, 2005, our nonresidential mortgage loans totaled 20.0% of our tangible capital.

     Consumer loans. We make loans secured by deposits, automobiles and recreational vehicles. We also make unsecured loans for a variety of consumer purposes. All lines of credit have adjustable rates, while our other consumer loans have mostly fixed rates but some adjustable rates. Vehicle loans have maximum LTVs of as much as 100% and terms of up to six years, depending upon the age of the vehicle. Loans secured by deposits have maximum LTVs of 85% and terms of up to five years.

     Consumer loans may entail greater credit risk than do residential mortgage loans. The risk of default on consumer loans increases during periods of recession, high unemployment and other adverse economic conditions. Although we have not had significant delinquencies on consumer loans, no assurance can be provided that delinquencies will not increase.

     At March 31, 2005, we had approximately $2.7 million, or 3.5% of total loans, invested in consumer loans. Of such loans, $11,000 were more than 90 days delinquent or nonaccruing.

     Commercial loans. We do a small amount of commercial lending, securing loans to businesses with a variety of collateral, such as inventory, business equipment, vehicles and accounts receivable. Commercial loans are made at fixed rates with terms of up to five years. We also make commercial loans with one-year terms with interest payments only until maturity.

     Commercial lending entails significant risks. The loans are subject to greater risk of default during periods of adverse economic conditions. Particularly with respect to loans secured by equipment, inventory, accounts receivable and other non-real estate assets, the collateral may not be sufficient to ensure full payment in the event of default. We try to minimize such risks through prudent underwriting, which includes guidelines to determine the acceptability of the collateral to be pledged. An evaluation is made of the real estate, if any, accounts receivable, inventory and equipment securing the loan as to their value, marketability, strength of brand names, stability of conditions and environmental impact in order to mitigate or minimize the risk of loss. Loan advance amounts are established in accordance with the type of collateral asset. Credit guidelines have been established relative to debt service coverage, leveraging, established profitability, guarantor strength, liquidity and sales concentration. The guarantee of the principals will generally be required on all loans made to closely held business entities and affiliates. The credit information required includes fully completed financial statements, two years’ federal income tax returns, a current credit report and, generally, a business plan. Adequate insurance, appropriate regulatory disclosures and both a preliminary and final lawyer’s title opinion are required when real estate is involved.

     At March 31, 2005, we had total commercial loans in the amount of $2.9 million, or approximately 3.7% of our total loans. At such date, no commercial loans were more than 90 days delinquent or nonaccruing. The total indebtedness of the largest single borrower within the commercial portfolio was $199,000 at March 31, 2005, and the borrowing was secured by a variety of collateral, including equipment and real estate.

     Loan solicitation and processing. Loan originations are developed from a number of sources, including continuing business with depositors, borrowers, realtors, real estate developers, referrals,

periodic newspaper advertisements, solicitations by Greenville Federal staff and walk-in customers. We do not use third-party brokers or originators.

     Loan personnel take applications for permanent mortgage loans. We obtain a credit report concerning the credit-worthiness of the borrower. We generally comply with Freddie Mac standards, under which we limit the ratio of mortgage loan payments to the borrower’s income to 28% and the ratio of the borrower’s total debt payments to income to 36%. We may make some loans that exceed those ratios if the borrower has a strong credit report or a low LTV. An appraisal of the fair market value of the real estate on which we will be granted a mortgage to secure the loan is prepared by an outside appraiser. As part of the appraisal and prior to foreclosure on any delinquent loan, a visual inspection is performed to identify any obvious environmental concerns. If the visual inspection or the history of the property provides reason to believe an environmental problem might exist, we will conduct further investigations.

     For multifamily and nonresidential mortgage loans, a personal guarantee of the borrower’s obligation to repay the loan is usually required. We also obtain the borrower’s financial statement, tax returns and information with respect to prior projects completed by the borrower. For multifamily mortgage loans, we obtain schedules of rents and sometimes copies of lease agreements.

     Upon completion of the appraisal and the receipt of information on the borrower, the application for a loan is approved by the Loan Officer, the President, the Executive Committee or the Board, depending upon the type of the property or the amount of the loan. Any loan in excess of $125,000 for single-family owner-occupied homes or lower amounts for other loans must be approved by the Executive Committee. Loans for multi-family residences and nonresidential loans must be approved by the Executive Committee or the full Board of Directors. Loans of any type of $300,000 or more must be approved by the full Board of Directors.

     If a mortgage loan application is approved, we obtain an attorney’s opinion of title, but we do not require title insurance. Borrowers are required to carry satisfactory fire and casualty insurance and flood insurance, if applicable, and to name Greenville Federal as an insured mortgagee.

     The procedure for approval of construction loans is the same as for permanent mortgage loans, except that an appraiser evaluate the building plans, construction specifications and estimates of construction costs. We also evaluate the feasibility of the proposed construction project and the experience and record of the builder.

     Consumer loans are underwritten on the basis of the borrower’s credit history and an analysis of the borrower’s income and expenses, ability to repay the loan and the value of the collateral, if any.

     Our loans provide that the entire balance of the loan is due upon sale of the property securing the loan, and we generally enforce such due-on-sale provisions. We do not impose prepayment penalties on any loans.

     Loan purchases and sales. We have occasionally purchased some whole loans and some participations in loans originated by other financial institutions and have some in our portfolio, although we have not made any such purchases in at least the last ten years. Before July 2003, we actively originated and sold a substantial amount of our fixed-rate residential mortgage loans into the secondary market for interest rate risk management purposes, retaining the servicing on those loans. This led, however, to a decline in the loan portfolio and an increase in short-term liquidity. Since mid-

2003, we have sold few loans, striving instead to build the loan portfolio to enhance income. At March 31, 2005, we retained the servicing on loans with an aggregate balance of $21 million.

     The following table presents Greenville Federal’s mortgage loan origination and purchase activity for the periods indicated:

	Nine months ended		Year ended
	March 31,		June 30,
	2005	2004	2004	2003
Loan originations:
One- to four-family residential	$10,651	$19,205	$24,917	$35,798
Multifamily residential	942	2,120	2,120	6,567
Nonresidential	801	338	667	180
Land	—	—	—	103
Commercial	2,559	1,542	2,011	878
Consumer	3,315	3,750	5,051	5,517

Total loans originated	18,268	26,955	34,766	49,043

Loans purchased	—	—	—	—

Total loans originated and purchased	18,268	26,955	34,766	49,043

Principal repayments	(14,031)	(21,151)	(27,233)	(48,455)

Loan originations, net	4,237	5,804	7,533	588
Loans sold	—	(1,514)	(1,514)	(20,572)
Transfers from loans to real estate acquired through foreclosure	(308)	(60)	(126)	(226)
Increase (decrease) due to other items, net (1)	54	15	93	438

Net increase (decrease) in net loan portfolio	$3,983	$4,245	$5,986	$(19,772)

(1)	Consists of unearned and deferred fees, costs and the allowance for losses on loans.

     Office of Thrift Supervision regulations generally limit the aggregate amount that a savings association may lend to any one borrower to an amount equal to 15% of the association’s total capital under the regulatory capital requirements plus any additional loan reserve not included in total capital. A savings association may lend to one borrower an additional amount not to exceed 10% of total capital plus additional reserves if the additional amount is fully secured by certain forms of “readily marketable collateral.” Real estate is not considered “readily marketable collateral.” In addition, the regulations require that loans to certain related or affiliated borrowers be aggregated for purposes of such limits. An exception to these limits permits loans to one borrower of up to $500,000 for any purpose.

     Based on such limits, Greenville Federal was able to lend approximately $2.0 to one borrower at March 31, 2005. The largest amount we had outstanding to one borrower at that date was $2.0 million, owed on several loans. Such loans were secured by one- to four-family and multi-family real estate and an automobile. All of such loans were current at March 31, 2005.

     Delinquent Loans, nonperforming assets and classified assets. When a borrower fails to make a required payment on a loan, we attempt to cause the delinquency to be cured by contacting the borrower. In most cases, delinquencies are cured promptly.

     When a loan is 5 to 15 days delinquent, we send a notice to the borrower, possibly accompanied by a phone call, and after 15 days’ delinquency, a second notice is sent. At 21 days, we generally telephone the borrower. When a loan has been delinquent 45 days, we send a letter advising the borrower of the availability of credit counseling from a counseling agency. Between 45 and 60 days, one of our employees will attempt to visit the borrower at the borrower’s home. When a loan is delinquent 90 days, we will send a letter to the borrower declaring acceleration of payment and providing the borrower 30 days in which to make arrangements for payments. Under certain circumstances, we may arrange for an alternative payment structure through a workout agreement. A decision as to whether and when to initiate foreclosure proceedings is based on such factors as the amount of the outstanding loan in relation to the original indebtedness, the extent of the delinquency and the borrower’s ability and willingness to cooperate in curing delinquencies. We generally initiate foreclosure when a loan has been delinquent 120 days and no workout agreement has been reached.

     Real estate acquired by foreclosure proceedings is classified as real estate owned until it is sold. When property is so acquired, it is initially recorded at the lower of cost or fair value of the real estate, less estimated costs to sell. Any reduction in fair value is reflected in a valuation allowance account established by a charge to income. Costs incurred to carry the real estate are charged to expense. We had $181,000 in real estate owned at March 31, 2005.

     We have been experiencing increased foreclosures on single-family homes in the last three years, as has much of the industry. We believe that many of the foreclosures result from people fully mortgaging their homes through first and second mortgages and then incurring more credit card debt than they can afford. We attempt to minimize the effect of increasing foreclosures by requiring private mortgage insurance for any loan with an LTV in excess of 80%.

     Nonaccrual status is considered when a loan is more than 90 days delinquent, although placement on nonaccrual status may come earlier or later than 90 days.

     The following table reflects the amount of loans in a delinquent status as of the date indicated:

	At March 31,			At June 30,
	2005			2004			2003
			Percent			Percent			Percent
			of total			of total			of total
	Number	Amount	loans	Number	Amount	loans	Number	Amount	loans
	(Dollars in thousands)
Loans delinquent for (1):
30 - 59 days	11	$604	0.77%	18	$646	0.87%	26	$1,032	1.54%
60 - 89 days	10	495	0.64	12	787	1.06	8	362	0.54
90 days and over	9	369	0.47	17	800	1.07	19	1,366	2.04

Total delinquent loans	30	$1,468	1.80%	47	$2,233	3.00%	53	$2,760	4.12%

(1)	The number of days a loan is delinquent is measured from the day the payment was due under the terms of the loan agreement.

     The following table sets forth information with respect to our loans 90 days or more past due and other nonperforming assets at the date indicated. At such dates we had no nonaccruing loans.

	At March 31,		At June 30,
	2005	2004	2004	2003
	(Dollars in thousands)
Accruing loans greater than 90 days delinquent:
Real estate:
Residential	$213	$552	$352	$660
Nonresidential	—	85	191	—
Consumer	7	23	—	—

Total accruing loans greater than 90 days delinquent	220	660	543	660

Nonaccrual loans:
Real estate:
Residential	205	435	252	631
Nonresidential	—	—	—	—
Consumer	4	5	5	64

Total nonaccrual loans	209	440	257	695

Total nonperforming loans	429	1,100	800	1,355

Real estate owned	181	—	66	37

Total nonperforming assets	$610	$1,100	$866	$1,392

Total nonperforming loans as a percentage of total net loans	0.56%	1.55%	1.10%	2.08%
Total nonperforming assets as a percentage of total assets	0.49%	0.86%	0.69%	1.01%
Allowance for loan losses as a percentage of nonperforming loans	135.20%	41.18%	56.50%	32.55%

     The gross interest income that would have been recorded during fiscal year 2004 and during the nine months ended March 31, 2005, on nonaccrual loans if they had been current in accordance with their terms and outstanding throughout the period is $20,521 and $12,002, respectively. The amounts of interest actually recorded on such loans during those periods were $8,006 and $ 7,427, respectively.

     During the periods shown, we had no restructured loans within the meaning of SFAS No. 15, as amended by SFAS No. 114. There are no loans which are not currently classified as nonaccrual, more than 90 days past due or restructured but which may be so classified in the near future because management has concerns as to the ability of the borrowers to comply with repayment terms.

     Office of Thrift Supervision regulations require that each association classify its own assets on a regular basis. Problem assets are classified as “substandard,” “doubtful” or “loss.” “Substandard” assets have one or more defined weaknesses and are characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. “Doubtful” assets have the same weaknesses as “substandard” assets, with the additional characteristics that (i) the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable and (ii) there is a high possibility of loss. An asset classified “loss” is considered uncollectible and of such little value that its continuance as an asset of the institution is not warranted. The regulations also contain a “special mention” category, consisting of assets which do not currently expose an institution to a sufficient degree of risk to warrant classification but which possess credit deficiencies or potential weaknesses deserving management’s close attention.

     Generally, we classify as “substandard” all loans that are delinquent more than 90 days, unless management believes the delinquency status is short-term due to unusual circumstances. Loans delinquent fewer than 90 days may also be classified if the loans have the characteristics described above rendering classification appropriate.

     The aggregate amount of Greenville Federal’s classified assets at the dates indicated were as follows:

	At March 31,	At June 30,
	2005	2004	2003
	(In thousands)
Classified assets:
Substandard	$941	$1,688	$1,633
Doubtful	—	—	—
Loss	—	17	32

Total classified assets	$941	$1,705	$1,665

     Federal examiners are authorized to classify an association’s assets. If an association does not agree with an examiner’s classification of an asset, it may appeal this determination to the Regional Director of the Office of Thrift Supervision. We had no disagreements with the examiners regarding the classification of assets at the time of the last examination.

     Office of Thrift Supervision regulations require that we establish prudent general allowances for losses on loans for any loan classified as substandard or doubtful. If an asset, or portion thereof, is classified as loss, the association must either establish specific allowances for losses in the amount of 100% of the portion of the asset classified loss, or charge off such amount.

     Allowance for loan losses. We maintain an allowance for loan losses based upon a number of relevant factors, including, but not limited to, the nature of the portfolio, credit concentrations, an analysis of specific loans in the portfolio, known and inherent risks in the portfolio, the estimated value of the underlying collateral, the assessment of general trends in relevant real estate markets, and current and prospective economic conditions, including property values, employment and occupancy rates, interest rates and other conditions that may affect a borrower’s ability to comply with repayment terms.

     The single largest component of Greenville Federal’s loan portfolio consists of one- to four-family residential real estate loans. Substantially all of our loans are secured by residential real estate, and most have a down payment of 20% of the lower of the sales price or appraised value of the real estate. If a borrower provides a down payment of less than 20%, we require the borrower to purchase private mortgage insurance. In addition, most of these loans, as well as our multifamily and nonresidential real estate loans, are secured by property in our lending area. These lending practices have contributed to a low historical charge-off history. We have not experienced substantial charge-offs on consumer loans in the recent past, although they have increased over the last three years. There can be no assurance that charge-offs on consumer loans will not continue to increase in the future.

     The allowance for loan losses is reviewed quarterly by the board of directors. While the directors believe that they use the best information available to determine the allowance for loan losses, unforeseen market conditions could result in material adjustments, and net earnings could be significantly adversely affected, if circumstances differ substantially from the assumptions used in making the final determination.

     The following table sets forth an analysis of Greenville Federal’s allowance for loan losses for the periods indicated.

	Nine months ended
	March 31,		Year ended June 30,
	2005	2004	2004	2003
	(Dollars in thousands)
Total net loans outstanding	$76,554	$70,830	$72,571	$66,585
Average loans outstanding	$74,521	$66,784	$67,996	$74,815

Allowance for losses on loans
Balance at beginning of period	$451	$441	$441	$475

Charge-offs
Real estate:
Residential	(49)	—	—	(77)
Nonresidential	—	—	—	—
Consumer	(8)	—	(2)	—

Total charge-offs	(57)	—	(2)	(77)
Recoveries
Real estate:
Residential	6	—	—	—
Nonresidential	—	—	—	—
Consumer	—	2	2	3

Net (charge-offs) recoveries	(51)	2	—	(74)

Provision for losses on loans	180	10	10	40

Balance at end of period	$580	$453	$451	$441

Ratio of allowance for losses on loans as a percent of total loans outstanding	0.76%	0.64%	0.62%	0.66%
Ratio of net charge-offs (recoveries) to average net loans outstanding during the period	0.07%	—%	—%	0.10%

     The following table sets forth the allocation of the allowance for loan losses by loan category at the dates indicated. This allocation is based on management’s assessment, as of a given point in time, of the risk characteristics of each of the component parts of the total loan portfolio and is subject to changes as and when the risk factors of each such component part change. The allocation is neither indicative of the specific amounts or the loan categories in which future charge-offs may be taken nor is it an indicator of future loss trends. The allocation of the allowance to each category does not restrict the use of the allowance to absorb losses in any category.

	At March 31, 2005
	Amount	Percent of total allowance	Percent of gross loans
One- to four-family real estate	$453	78.1%	83.8%
Multifamily real estate	20	3.4	5.0
Nonresidential real estate	26	4.5	4.0
Commercial	29	5.0	3.7
Consumer	52	9.0	3.5

	$580	100.0%	100.0%

	At June 30, 2004
	Amount	Percent of total allowance	Percent of gross loans
One- to four-family real estate	$357	79.2%	86.9%
Multifamily real estate	11	2.4	4.4
Nonresidential real estate	21	4.7	3.2
Commercial	16	3.5	2.1
Consumer	46	10.2	3.4

	$451	100.0%	100.0%

	At June 30, 2003
	Amount	Percent of total allowance	Percent of gross loans

One- to four-family real estate	$357	81.0%	88.8%
Multifamily real estate	11	2.5	3.1
Nonresidential real estate	22	5.0	3.3
Commercial	9	2.0	1.4
Consumer	42	9.5	3.4

	$441	100.0%	100.0%

Mortgage-backed securities

     Greenville Federal maintains a small portfolio of mortgage-backed securities purchased between 1979 and 2004, which entitle us to receive a portion of the cash flows from an identified pool of mortgages. Mortgage-backed securities generally yield less than individual loans originated by us. In addition, a higher rate of prepayment of the underlying loans could have a material negative effect on the yield on the securities.

     Mortgage-backed securities present less credit risk than loans we originate and hold in our portfolio. These securities were issued by Freddie Mac, Fannie Mae or an issuer whose securities are guaranteed as to principal and interest by Ginnie Mae. Freddie Mac and Fannie Mae are shareholder-owned companies, and they guarantee the securities they issue. Ginnie Mae is a U.S. Government agency. We have purchased some adjustable-rate mortgage-backed securities as part of our effort to reduce our interest rate risk. If interest rates rise in general, including the interest we pay on our liabilities, the interest rates on the loans backing the mortgage-backed securities will also adjust upward. At March 31, 2005, $1.8 million of our mortgage-backed securities had adjustable rates.

     The following table sets forth the carrying value and market value of our mortgage-backed securities at the dates indicated. All of such securities are designated as held to maturity.

	At March 31, 2005		At June 30,
			2004		2003
	Carrying	Market	Carrying	Market	Carrying	Market
	Value	Value	Value	Value	Value	Value
Fannie Mae certificates	$1,275	$1,280	$1,646	$1,659	$1,420	$1,480
Ginnie Mae certificates	30	31	39	39	60	62
Freddie Mac certificates	586	600	906	924	1,675	1,714

Total mortgage-backed securities	$1,891	$1,911	$2,591	$2,622	$3,155	$3,256

     The following tables set forth information regarding scheduled maturities, amortized costs, market value and weighted average yields of Greenville Federal’s mortgage-backed securities at March 31, 2005, June 30, 2004, and June 30, 2005. Expected maturities will differ from contractual maturities due to scheduled repayments and because borrowers may have the right to call or prepay obligations with or without prepayments penalties. The following table does not take into consideration the effects of scheduled repayments or the effects of possible prepayments.

	At March 31, 2005
									Total mortgage-backed
	One year or less		After one to five years		After five to ten years		After ten years		portfolio
	Carrying	Average	Carrying	Average	Carrying	Average	Carrying	Average	Carrying	Market	Average
	value	yield	value	yield	value	yield	value	yield	value	value	yield
	(Dollars in thousands)
Fannie Mae certificates	$—	—%	$—	—%	$—	—%	$1,275	4.26%	$1,275	$1,280	4.26%
Ginnie Mae certificates	—	—	5	9.00	—	—	25	4.13	30	31	4.94
Freddie Mac certificates	—	—	59	7.27	5	12.35	522	4.13	586	600	4.52

Total	$—	—%	$64	7.40%	$5	12.35%	$1,822	4.22%	$1,891	$1,911	4.35%

	At June 30, 2004
									Total mortgage-backed
	One year or less		After one to five years		After five to ten years		After ten years		portfolio
	Carrying	Average	Carrying	Average	Carrying	Average	Carrying	Average	Carrying	Market	Average
	value	yield	value	yield	value	yield	value	yield	value	value	yield
	(Dollars in thousands)
Fannie Mae certificates	$—	—%	$—	—%	$—	—%	$1,646	4.34%	$1,646	$1,659	4.34%
Ginnie Mae certificates	—	—	7	9.00	—	—	32	4.63	39	39	5.42
Freddie Mac certificates	—	—	88	7.00	8	12.56	812	4.34	906	924	4.68

Total	$—	—%	$95	7.14%	$8	12.56%	$2,490	4.35%	$2,591	$2,622	4.48%

	At June 30, 2003
									Total mortgage-backed
	One year or less		After one to five years		After five to ten years		After ten years		portfolio
	Carrying	Average	Carrying	Average	Carrying	Average	Carrying	Average	Carrying	Market	Average
	value	yield	value	yield	value	yield	value	yield	value	value	yield
	(Dollars in thousands)
Fannie Mae certificates	$—	—%	$—	—%	$—	—%	$1,421	5.37%	$1,421	$1,481	5.37%
Ginnie Mae certificates	—	—	—		12	9.00	48	6.63	60	62	7.10
Freddie Mac certificates	—	—	—		151	7.44	1,524	4.87	1,675	1,714	5.10

Total	$—	—%	$—	—%	$163	7.55%	$2,993	5.14%	$3,156	$3,257	5.26%

Investments

     Office of Thrift Supervision regulations require that we maintain a minimum amount of liquid assets, which may be invested in U.S. Treasury obligations, securities of various federal agencies, certificates of deposit at insured banks, bankers’ acceptances and federal funds. We are also permitted to make investments in certain commercial paper, corporate debt securities rated in one of the four highest rating categories by one or more nationally recognized statistical rating organizations, and mutual funds, as well as other investments permitted by federal regulations.

      The following table sets forth the composition of Greenville Federal’s investment securities at the dates indicated:

	At March 31,				At June 30,
	2005				2004				2003
	Carrying	% of	Market	% of	Carrying	% of	Market	% of	Carrying	% of	Market	% of
	value	total	value	total	value	total	value	total	value	total	value	total
						(Dollars in thousands)
U.S. Government and federal agency securities held to maturity	$18,000	53.5%	$17,666	53.0%	$18,999	55.2%	$18,763	54.9%	$22,000	52.1%	$22,161	52.3%
Investment securities available for sale	15,651	46.5	15,651	47.0	15,404	44.8	15,404	45.1	20,214	47.9	20,214	47.7

Total investment securities	$33,651	100.0%	$33,317	100.0%	$34,403	100.0%	$34,167	100.0%	$42,214	100.0%	$42,375	100.0%

     The following tables set forth the contractual maturities, carrying values, market values and average yields for Greenville Federal’s investment securities at March 31, 2005, and at June 30, 2004.

At March 31, 2005
	One year or less		After one to five years		After five to ten years		After 10 years		Total portfolio
									Weighted			Weighted
	Carrying	Average	Carrying	Average	Carrying	Average	Carrying	Average	average life	Carrying	Market	average
	value	yield	value	yield	value	yield	value	yield	in years	value	value	yield
U.S. Government and federal agency securities	$1,000	1.75%	$17,000	3.35%	$—	—%	$—	—%	3	$18,000	$17,666	3.26%

At June 30, 2004
	One year or less		After one to five years		After five to ten years		After 10 years		Total Portfolio
									Weighted			Weighted
	Carrying	Average	Carrying	Average	Carrying	Average	Carrying	Average	average life	Carrying	Market	average
	value	yield	value	yield	value	yield	value	yield	in years	value	value	yield
U.S. Government and federal agency securities	$—	—%	$18,899	3.60%	$—	—%	$—	—%	4	$18,999	$18,763	3.60%

Deposits and Borrowings

     General. Deposits have traditionally been the primary source of our funds for use in lending and other investment activities. In addition to deposits, we derive funds from Federal Home Loan Bank of Cincinnati advances, interest payments and principal repayments on loans and mortgage-backed securities, service charges and gains on the sale of assets. Loan payments are a relatively stable source of funds, while deposit inflows and outflows fluctuate more in response to general interest rates and money market conditions.

     Deposits. We attract deposits principally from within our primary market area through the offering of a broad selection of deposit instruments, including savings accounts, checking accounts, money market deposit accounts and certificates of deposit. We offer individual retirement accounts (“IRAs”) and had $7.4 million in IRA accounts at March 31, 2005. Interest rates paid, maturity terms, service fees and withdrawal penalties for the various types of accounts are established periodically by management based on our liquidity requirements, growth goals and interest rates paid by competitors. We do not use brokers to attract deposits.

     At March 31, 2005, our certificates of deposit totaled $45.1 million, or 57.6% of total deposits. Of such amount, approximately $26.1 million mature within one year. Based on past experience and our prevailing pricing strategies, management believes that a substantial percentage of such certificates will renew with us at maturity.

     The following table sets forth the dollar amount of deposits in the various types of savings programs we offer at the dates indicated.

	At March 31,		At June 30,
	2005		2004		2003
		Percent		Percent		Percent
		of total		of total		of total
	Amount	deposits	Amount	deposits	Amount	deposits
	(Dollars in thousands)
Transaction accounts:
Non-interest-bearing accounts	$3,554	4.5%	$3,128	3.7%	$3,074	3.4%
NOW accounts (1)	5,345	6.8	4,724	5.6	4,631	5.2
Money market accounts (2)	635	0.8	697	0.8	776	0.9
Savings accounts (3)	23,677	30.3	25,302	30.2	25,722	28.6

Total transaction accounts	33,212	42.4	33,851	40.3	34,203	38.1

Certificates of deposit:
0.76% - 2.00%	18,060	23.1	22,077	26.3	10,763	12.0
2.01% - 3.00%	9,299	11.9	8,207	9.8	15,100	16.8
3.01% - 4.00%	10,390	13.3	7,074	8.4	10,803	12.0
4.01% - 5.00%	4,290	5.4	4,967	5.9	6,324	7.0
Greater than 5.00%	3,046	3.9	7,794	9.3	12,690	14.1

Total certificates of deposit	45,085	57.6	50,119	59.7	55,680	61.9

Total deposits (4)	$78,297	100.0%	$83,970	100.0%	$89,883	100.0%

(Footnotes on next page)

(1)	Greenville Federal’s weighted average interest rate paid on NOW accounts fluctuates with the general movement of interest rates. At March 31, 2005, June 30, 2004, and June 30, 2003, the weighted average rates on NOW accounts were 0.54%, 0.53% and 0.59%, respectively.

(2)	Greenville Federal’s weighted average interest rate paid on money market accounts fluctuates with the general movement of interest rates. At March 31, 2005, June 30, 2004, and June 30, 2003, the weighted average rates on money market accounts were 0.60%, 0.60% and 0.75%, respectively.

(3)	Greenville Federal’s weighted average rate on savings accounts fluctuates with the general movement of interest rates. The weighted average interest rate on savings accounts was 0.74%, 0.74% and 0.85% at March 31, 2005, June 30, 2004, and June 30, 2003, respectively.

(4)	IRAs are included in the various certificates of deposit balances. IRAs totaled $7.4 million, $8.4 million and $8.7 million as of March 31, 2005, June 30, 2004, and June 30, 2003, respectively.

     The following table shows rate and maturity information for our certificates of deposit as of March 31, 2005.

	Amount Due
		Over	Over
	Up to	1 year to	2 years to	Over
Rate	one year	2 years	3 years	3 years	Total
	(In thousands)
1.01% - 2.00%	$16,296	$1,763	$—	$—	$18,059
2.01% - 3.00%	3,645	2,837	2,249	568	9,299
3.01% - 4.00%	3,682	498	998	5,213	10,391
4.01% - 5.00%	266	2,774	1,250	—	4,290
5.01% and greater	2,205	841	—	—	3,046

	$26,094	$8,713	$4,497	$5,781	$45,085

     The following table shows rate and maturity information for Greenville Federal’s certificates of deposit as of June 30, 2004.

	Amount Due
		Over	Over
	Up to	1 year to	2 years to	Over
Rate	one year	2 years	3 years	3 years	Total
	(In thousands)
1.01% - 2.00%	$18,883	$2,810	$385	$—	$22,078
2.01% - 3.00%	4,224	1,856	1,287	840	8,207
3.01% - 4.00%	2,906	782	395	2,991	7,074
4.01% - 5.00%	670	295	3,215	787	4,967
5.01% and greater	5,729	1,663	401	—	7,793

	$32,412	$7,406	$5,683	$4,618	$50,119

     The following table presents the amount of Greenville Federal’s certificates of deposit of $100,000 or more by the time remaining until maturity as of March 31, 2005.

	Amount	Average interest rate
	(In thousands)
3 months or less	$305	2.08%
Over 3 to 6 months	2,407	2.62
Over 6 to 12 months	481	4.84
Over 12 months	1,758	3.95

Total time deposits $100,000 or greater	$4,951	3.27%

     The following table presents the amount of Greenville Federal’s certificates of deposit of $100,000 or more by the time remaining until maturity as of June 30, 2004.

	Amount	Average interest rate
	(In thousands)
3 months or less	$2,206	1.04%
Over 3 to 6 months	890	1.15%
Over 6 to 12 months	1,341	5.61%
Over 12 months	1,309	4.45%

Total time deposits $100,000 or greater	$5,746	2.90%

     The following table sets forth Greenville Federal’s deposit account balance activity for the periods indicated.

	Nine months ended		Year ended
	March 31,		June 30,
	2005	2004	2004	2003
	(Dollars in thousands)
Beginning balance	$83,970	$89,883	$89,883	$85,214
Deposits	105,131	102,599	137,807	137,108
Withdrawals	(112,006)	(109,074)	(145,576)	(134,987)

Net increases (decreases) before interest credited	77,095	83,408	82,114	87,335
Interest credited	1,202	1,435	1,856	2,548

Ending balance	$78,297	$84,843	$83,970	$89,883

Net increase (decrease)	$(5,673)	$(5,040)	$(5,913)	$(4,669)

Percent increase (decrease)	(6.8)%	(5.6)%	(6.6)%	5.5%

     Borrowings. The Federal Home Loan Bank System functions as a central reserve bank providing credit for its member institutions and certain other financial institutions. As a member in good standing of the Federal Home Loan Bank of Cincinnati, we are authorized to apply for advances from the Federal Home Loan Bank of Cincinnati, provided certain standards of credit-worthiness have been met. Under current regulations, an association must meet certain qualifications to be eligible for advances. The extent to which an association is eligible for such advances will depend upon whether it meets the “Qualified Thrift Lender Test” (the “QTL Test”). If an association does not meet the QTL Test, it will be eligible for such advances only to the extent it holds specified QTL Test assets. At March 31, 2005, Greenville Federal was in compliance with the QTL Test.

     Greenville Federal obtained advances from the Federal Home Loan Bank of Cincinnati as set forth in the following table:

	At or for the nine	At or for the
	months ended	year ended
	March 31,	June 30,
	2005	2004	2003
	(Dollars in thousands)
Average balance outstanding	$27,174	$29,154	$29,868
Maximum amount outstanding at any month end during the period	31,025	31,650	32,695
Balance outstanding at end of period	31,025	27,347	31,690
Weighted average interest rate during the period	5.03%	5.13%	5.33%
Weighted average interest rate at end of period	4.84%	5.15%	5.13%

Subsidiaries

     The only subsidiary of Greenville Federal is Greenville Financial Service Corporation. The only business of this subsidiary has been holding stock in Intrieve, Incorporated, our data processor. In April 2005, Intrieve was acquired, entitling Greenville Financial Service Corporation to payment for its Intrieve stock. Upon the dividend of the cash held by Greenville Financial Service Corporation to Greenville Federal, including the Intrieve stock proceeds, we expect to dissolve Greenville Financial Service Corporation.

Properties

     The following table sets forth certain information at March 31, 2005, regarding the properties on which the main office and the branch office of Greenville Federal is located, as well as real property acquired for a possible future branch office.

		Date acquired
Location	Owned or leased	or leased	Book Value	Deposits
			(Dollars in thousands)
Main Office:
690 Wagner Avenue
Greenville, Ohio	Owned	4/11/95	$1,739	$75,467

Branch:
Kroger Store
200 Lease Avenue	Leased (1)	8/11/00	$27	$2,830

Vacant Land:
State Rt. Alt. 49N
Arcanum, Ohio	Owned	6/18/04	$155

(1)	The current term of the lease expires on October 26, 2005, but Greenville Federal has exercised its option to extend the lease for an additional two years. The current rental fee is $3,800 per month, and the fee after October 26, 2005, will be $4,000 per month.

Personnel

     As of March 31, 2005, Greenville Federal had 35 full-time and 4 part-time employees. We believe that relations with our employees are good. Our employees are not represented by a collective bargaining unit.

Legal proceedings

     We are not currently involved in any legal proceedings of a material nature. From time to time, we are a party to legal proceedings incidental to the conduct of our business to enforce our security interest in collateral pledged to secure loans we have made.

SUPERVISION AND REGULATION

     Set forth below is a brief description of certain laws and regulations applicable to Greenville Federal Financial Corporation and Greenville Federal. The description of these laws and regulations, as well as descriptions of laws and regulations contained elsewhere herein, does not purport to be complete and is qualified in its entirety by reference to the applicable laws and regulations.

     Legislation is introduced from time to time in the United States Congress that may affect the operations of Greenville Federal Financial Corporation and Greenville Federal. In addition, the regulations governing Greenville Federal Financial Corporation and Greenville Federal may be amended from time to time by the Office of Thrift Supervision. Any such legislation or regulatory changes in the future could adversely affect Greenville Federal Financial Corporation or Greenville Federal. No assurance can be given as to whether or in what form any such changes may occur.

General

     Greenville Federal, as a federally chartered savings institution, is subject to federal regulation and oversight by the Office of Thrift Supervision extending to all aspects of its operations. Greenville Federal also is subject to regulation and examination by the FDIC, which insures the deposits of Greenville Federal to the maximum extent permitted by law, and requirements established by the Federal Reserve Board. Federally chartered savings institutions are required to file periodic reports with the Office of Thrift Supervision and are subject to periodic examinations by the Office of Thrift Supervision and the FDIC. The investment and lending authority of savings institutions are prescribed by federal laws and regulations, and such institutions are prohibited from engaging in any activities not permitted by such laws and regulations. Such regulation and supervision primarily is intended for the protection of depositors and not for the purpose of protecting stockholders. This regulatory oversight will continue to apply to Greenville Federal following the reorganization.

     The Office of Thrift Supervision regularly examines Greenville Federal and prepares reports for the consideration of Greenville Federal’s board of directors on any deficiencies that it may find in Greenville Federal’s operations. The FDIC also has the authority to examine Greenville Federal in its role as the administrator of the Savings Association Insurance Fund. Our relationship with our depositors and borrowers also is regulated to a great extent by both federal and state laws, especially in such matters as the ownership of savings accounts and the form and content of our mortgage documents. Any change in such regulations, whether by the FDIC, the Office of Thrift Supervision or Congress, could have a material adverse impact on Greenville Federal Financial Corporation and Greenville Federal and their operations.

Greenville Federal Financial Corporation

     Pursuant to regulations of the Office of Thrift Supervision and the terms of Greenville Federal Financial Corporation’s charter, the purpose and powers of Greenville Federal Financial Corporation are to pursue any or all of the lawful objectives of a thrift holding company and to exercise any of the powers accorded to a thrift holding company.

     If we fail the QTL test, Greenville Federal Financial Corporation must obtain the approval of the Office of Thrift Supervision prior to continuing after such failure, directly or through other subsidiaries, any business activity other than those approved for certain multiple thrift companies or their subsidiaries. In addition, within one year of such failure Greenville Federal Financial Corporation must register as, and will become subject to, the restrictions applicable to bank holding companies.

Greenville Federal

     The Office of Thrift Supervision has extensive authority over the operations of savings institutions. As part of this authority, we are required to file periodic reports with the Office of Thrift Supervision and we are subject to periodic examinations by the Office of Thrift Supervision and the FDIC. When these examinations are conducted by the Office of Thrift Supervision and the FDIC, the examiners may require Greenville Federal to provide for higher general or specific loan loss reserves. All savings institutions are subject to a semi-annual assessment, based upon the savings institution’s total assets, to fund the operations of the Office of Thrift Supervision.

     The Office of Thrift Supervision also has extensive enforcement authority over all savings institutions and their holding companies, including Greenville Federal and Greenville Federal Financial Corporation. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease-and-desist or removal orders and to initiate injunctive actions. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with the Office of Thrift Supervision. Except under certain circumstances, public disclosure of final enforcement actions by the Office of Thrift Supervision is required.

     In addition, the investment, lending and branching authority of Greenville Federal is prescribed by federal laws. For instance, no savings institution may invest in non-investment grade corporate debt securities. In addition, the permissible level of investment by federal institutions in loans secured by nonresidential real property may not exceed 400% of total capital, except with approval of the Office of Thrift Supervision. Greenville Federal is in compliance with the noted restrictions. Federal savings institutions are generally authorized to branch nationwide. As part of this reorganization, we have filed a business plan with the Office of Thrift Supervision. We are required to provide quarterly variance reports and prior notice to the Office of Thrift Supervision for any business plan deviation. We are also required to obtain an independent audit on an annual basis.

     Greenville Federal’s general permissible lending limit for loans-to-one-borrower is equal to the greater of $500,000 or 15% of unimpaired capital and surplus (except for loans fully secured by certain readily marketable collateral, in which case this limit is increased to 25% of unimpaired capital and surplus). At March 31, 2005, Greenville Federal’s lending limit under this restriction was $2.0 million. Greenville Federal is in compliance with the loans-to-one-borrower limitation.

     Generally, Office of Thrift Supervision regulations limit consumer lending to 35% of total assets. Greenville Federal intends to comply with these lending limitations and does not expect this compliance to have a material adverse effect on its operations or earnings.

     The Office of Thrift Supervision, as well as the other federal banking agencies, has adopted guidelines establishing safety and soundness standards on such matters as loan underwriting and documentation, asset quality, earnings standards, internal controls and audit systems, interest rate risk exposure and compensation and other employee benefits. Any institution which fails to comply with these standards must submit a compliance plan.

Insurance of accounts and regulation by the FDIC

     Greenville Federal is a member of the Savings Association Insurance Fund, which is administered by the FDIC. Deposits are insured up to the applicable limits by the FDIC, and such insurance is backed by the full faith and credit of the United States Government. As insurer, the FDIC imposes deposit insurance premiums and is authorized to conduct examinations of and to require reporting by FDIC-insured institutions. It also may prohibit any FDIC-insured institution from engaging in any activity the FDIC determines by regulation or order to pose a serious risk to the Savings Association Insurance Fund or the Bank Insurance Fund. The FDIC also has the authority to initiate enforcement actions against savings institutions, after giving the Office of Thrift Supervision an opportunity to take such action, and may terminate the deposit insurance if it determines that the institution has engaged in unsafe or unsound practices or is in an unsafe or unsound condition.

Regulatory capital requirements

     Federally insured savings institutions, such as Greenville Federal, are required to maintain a minimum level of regulatory capital. The Office of Thrift Supervision has established capital standards, including a tangible capital requirement, a leverage ratio or core capital requirement and a risk-based capital requirement applicable to such savings institutions. The Office of Thrift Supervision is also authorized to impose capital requirements in excess of these standards on a case-by-case basis.

     The capital regulations require tangible capital of at least 1.5% of adjusted total assets. In general, tangible capital consists of core capital less intangible assets. Core capital is comprised primarily of retained earnings. At March 31, 2005, Greenville Federal had tangible capital of $13.2 million, or 10.6% of adjusted total assets, which is approximately $11.4 million above the minimum requirement of 1.5% of adjusted total assets.

     The capital standards also require core capital equal to at least 3.0% of adjusted total assets. Core capital generally consists of tangible capital plus certain intangible assets. As a result of the prompt corrective action provisions discussed below, however, a savings institution must maintain a core capital ratio of at least 4.0% to be considered adequately capitalized, unless its supervisory condition is such as to allow it to maintain a 3.0% ratio.

     At March 31, 2005, Greenville Federal had core capital equal to $13.2 million, or 10.6% of adjusted total assets, which is $8.2 million above the 4.0% requirement.

     The Office of Thrift Supervision also requires savings institutions to have total capital of at least 8.0% of risk-weighted assets. Total capital consists of core capital, as defined above, and supplementary capital, up to a maximum of 100% of core capital, subject to certain deductions. Supplementary capital includes general valuation loan and lease loss allowances up to a maximum of 1.25% of risk-weighted assets. The Office of Thrift Supervision is also authorized to require a savings institution to maintain an additional amount of total capital to account for concentration of credit risk and the risk of non-traditional activities.

     In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet items, will be multiplied by a risk weight, ranging from 0% to 100%, based on the risk inherent in the type of asset.

     On March 31, 2005, Greenville Federal had total risk-based capital of $13.8 million and risk-weighted assets of $64.4 million, or total capital of 21.4% of risk-weighted assets. This amount was $8.6 million above the 8.0% requirement.

     The Office of Thrift Supervision and the FDIC are authorized and, under certain circumstances, required to take certain actions against savings institutions that fail to meet their capital requirements. Any such institution must submit a capital restoration plan and, until such plan is approved by the Office of Thrift Supervision, may not increase its assets, acquire another institution, establish a branch or engage in any new activities, and generally may not make capital distributions. The Office of Thrift Supervision is authorized to impose additional restrictions.

     Any savings institution that fails to comply with its capital plan or is considered “significantly undercapitalized” must be made subject to one or more additional specified actions and operating restrictions which may cover all aspects of its operations and may include a forced merger or acquisition of the institution. An institution that becomes “critically undercapitalized” is subject to further mandatory restrictions on its activities in addition to those applicable to significantly undercapitalized institutions. In addition, the Office of Thrift Supervision must appoint a receiver, or conservator with the concurrence of the FDIC, for a savings institution, with certain limited exceptions, within 90 days after it becomes critically undercapitalized. The Office of Thrift Supervision may take other action as it determines, with the concurrence of the FDIC, would better achieve its objective.

     The Office of Thrift Supervision is also generally authorized to reclassify an institution into a lower capital category and impose the restrictions applicable to such category if the institution is engaged in unsafe or unsound practices or is in an unsafe or unsound condition.

     The imposition by the Office of Thrift Supervision or the FDIC of any of these measures on Greenville Federal may have a substantial adverse effect on its operations and profitability. At March 31, 2005, Greenville Federal met the standards for the highest level, a “well-capitalized” institution.

Limitations on dividends and other capital distributions

     Office of Thrift Supervision regulations impose various restrictions on savings institutions with respect to their ability to make distributions of capital, which include dividends, stock redemptions or repurchases, cash-out mergers and other transactions charged to the capital account.

     Generally, savings institutions that before and after the proposed distribution remain well-capitalized may make capital distributions during any calendar year equal to up to 100% of net income for the year-to-date plus retained net income for the two preceding years. However, an institution deemed to be in need of more than normal supervision by the Office of Thrift Supervision may have its dividend authority restricted by the Office of Thrift Supervision. Greenville Federal may pay dividends in accordance with this general authority.

     Savings institutions proposing to make any capital distribution need not submit written notice to the Office of Thrift Supervision prior to such distribution unless they are a subsidiary of a holding company or would not remain well-capitalized following the distribution. Upon completion of this offering, Greenville Federal will be a subsidiary of a holding company. Savings institutions that do not, or would not meet their current minimum capital requirements following a proposed capital distribution or propose to exceed these net income limitations must obtain Office of Thrift Supervision approval prior to making such distribution. The Office of Thrift Supervision may object to the distribution during a 30-day notice period based on safety and soundness concerns.

     If Greenville Federal Financial Corporation pays dividends to its stockholders, it also will be required to pay dividends to Greenville Federal MHC, unless Greenville Federal MHC elects to waive the receipt of dividends. We anticipate that Greenville Federal MHC will waive dividends paid by Greenville Federal Financial Corporation. Any decision to waive dividends will be subject to regulatory approval. Under Office of Thrift Supervision regulations, public stockholders would not be diluted for any dividends waived by Greenville Federal MHC in the event Greenville Federal MHC converts to stock form.

     Greenville Federal Financial Corporation will not be subject to Office of Thrift Supervision regulatory restrictions on the payment of dividends, but dividends from Greenville Federal Financial Corporation may depend, in part, upon receipt of dividends from Greenville Federal because Greenville Federal Financial Corporation initially will have no source of income other than dividends from Greenville Federal, interest paid on the ESOP loan, and earnings from the investment of the net proceeds from the offering retained by Greenville Federal Financial Corporation. Office of Thrift Supervision regulations limit distributions from Greenville Federal to Greenville Federal Financial Corporation. In addition, Greenville Federal may not make a distribution that would constitute a return of capital during the first year after completion of the reorganization. No insured depositary institution may make a capital distribution if, after making the distribution, the institution would be undercapitalized.

Liquidity

     All savings institutions, including Greenville Federal, are required to maintain sufficient liquidity to ensure a safe and sound operation.

Qualified thrift lender test

     All savings institutions, including Greenville Federal, are required to meet a qualified thrift lender test to avoid certain restrictions on their operations and remain eligible for Federal Home Loan Bank advances. This test requires a savings institution either (a) to have at least 65% of its portfolio assets, as defined by regulation, in qualified thrift investments on a monthly average for nine out of every 12 months on a rolling basis, or (b) to maintain 60% of its assets in those assets specified in Section 7701(a)(19) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”). Under either test, such assets primarily consist of residential housing related loans and investments. At March 31, 2005, Greenville Federal met the test at 91.5%, and has always met the test since its effectiveness.

Community Reinvestment Act

     Under the Community Reinvestment Act, every FDIC-insured institution has a continuing and affirmative obligation consistent with safe and sound banking practices to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The Community Reinvestment Act does not establish specific lending requirements or programs for financial institutions nor does it limit an institution’s discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the Community Reinvestment Act. The Community Reinvestment Act requires the Office of Thrift Supervision, in connection with the examination of Greenville Federal, to assess the institution’s record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications, such as a merger or the establishment of a branch, by Greenville Federal. An unsatisfactory rating may be used as the basis for the denial of an application by the Office of Thrift Supervision. Due to the heightened attention being given to the Community Reinvestment Act in the past few years, Greenville Federal may be required to devote additional funds for investment and lending in its local community. We received a “satisfactory” rating at the time of our most recent Community Reinvestment Act examination.

Transactions with Affiliates

     Generally, transactions between a savings institution or its subsidiaries and its affiliates are required to be on terms as favorable to the institution as transactions with non-affiliates. In addition, certain of these transactions, such as loans to an affiliate, are restricted to a percentage of the institution’s capital. Affiliates of Greenville Federal include Greenville Federal Financial Corporation and any company which is under common control with Greenville Federal. In addition, a savings institution may not lend to any affiliate engaged in activities not permissible for a bank holding company or acquire the securities of most affiliates. The Office of Thrift Supervision has the discretion to treat subsidiaries of savings institutions as affiliates on a case-by-case basis.

     Certain transactions with directors, officers or controlling persons are also subject to conflict of interest regulations enforced by the Office of Thrift Supervision. These conflict of interest regulations and other statutes also impose restrictions on loans to such persons and their related interests. Among other things, such loans must generally be made on terms substantially the same as for loans to unaffiliated individuals or as offered to all employees in a company-wide benefit program.

Federal Reserve System

     The Federal Reserve Board requires all depositary institutions to maintain non-interest bearing reserves at specified levels against their transaction accounts, primarily checking, NOW and Super NOW checking accounts. At March 31, 2005, Greenville Federal was in compliance with these reserve requirements.

Federal Home Loan Bank System

     Greenville Federal is a member of the Federal Home Loan Bank of Cincinnati, which is one of 12 regional Federal Home Loan Banks, that administers the home financing credit function of savings institutions. Each Federal Home Loan Bank serves as a reserve or central bank for its members within its assigned region. It is funded primarily from proceeds derived from the sale of consolidated obligations of the Federal Home Loan Bank System. It makes loans or advances to members in accordance with policies and procedures, established by the board of directors of the Federal Home Loan Bank, which are subject to the oversight of the Federal Housing Finance Board. All advances from the Federal Home Loan Bank are required to be fully secured by sufficient collateral as determined by the Federal Home Loan Bank. In addition, all long-term advances are required to provide funds for residential home financing.

     As a member, Greenville Federal is required to purchase and maintain stock in the Federal Home Loan Bank of Cincinnati. At March 31, 2005, Greenville Federal was in compliance with $1.7 million in Federal Home Loan Bank stock.

Federal Securities Law

     The stock of Greenville Federal Financial Corporation is registered with the SEC under the Securities Exchange Act of 1934, as amended. Greenville Federal Financial Corporation will be subject to the information, proxy solicitation, insider trading restrictions and other requirements of the SEC under the Securities Exchange Act of 1934.

     Greenville Federal Financial Corporation stock held by persons who are affiliates of Greenville Federal Financial Corporation may not be resold without registration unless sold in accordance with certain resale restrictions. Affiliates are generally considered to be officers, directors and principal stockholders. If Greenville Federal Financial Corporation meets specified current public information requirements, each affiliate of Greenville Federal Financial Corporation will be able to sell in the public market, through a broker, without registration, a limited number of shares in any three-month period.

TAXATION

Federal Income Taxation

     General. Greenville Federal Financial Corporation and Greenville Federal will be subject to federal income taxation in the same general manner as other corporations, with some exceptions discussed below. The following discussion is intended only to summarize certain material federal income tax matters and is not a comprehensive description of the tax rules applicable to Greenville Federal Financial Corporation and Greenville Federal. For federal income tax purposes, Greenville Federal currently reports its income and expenses on the accrual method of accounting and uses a tax year ending June 30. After the reorganization, Greenville Federal MHC, Greenville Federal Financial Corporation, and Greenville Federal are expected to report their income separately, each using the accrual method of accounting and a tax year ending June 30.

     Bad debt reserves. In August of 1997, legislation was enacted that repealed the percentage of taxable income method of accounting for bad debts, which previously had been used by many savings institutions to calculate their bad debt reserve for federal income tax purposes. As a result, Greenville Federal was required to change from the percentage of taxable income method to the [experience] method to compute its bad debt deduction. In addition, Greenville Federal was required to recapture as taxable income approximately $340,000 of its bad debt reserve, which represented the post-1987 additions to the reserve. The recapture amount resulting from the change in Greenville Federal’s method of accounting for its bad debt reserves was taken into taxable income ratably (on a straight-line basis) over a six-year period that ended in 2004.

     Taxable distributions and recapture. Pre-1988 earnings that were appropriated to the bad debt reserve of Greenville Federal and claimed as a tax deduction are not available for the payment of cash dividends or for distributions (including distributions made on dissolution or liquidation), unless Greenville Federal includes the amount in income, along with the amount deemed necessary to pay the resulting federal income tax. Retained earnings at June 30, 2004, included approximately

$1.8 million appropriated to the bad debt reserve of Greenville Federal for which federal income taxes have not been paid. This reserve (base year and supplement) is not recaptured at this time but may be recaptured in the future.

     Charitable contributions. A corporation’s deduction for charitable contributions is limited to ten percent of its taxable income without regard to deductions for charitable contributions, net operating loss carrybacks and capital loss carrybacks. Contributions that exceed the foregoing limitation can be carried over to the five succeeding taxable years.

     Tax treatment of distributions. In general, money or other property distributed by a corporation will constitute a dividend for federal income tax purposes provided the distribution is made out of: (i) the earnings and profits of the corporation for the taxable year in which the distribution is made, or (ii) the accumulated earnings and profits of the corporation. “Earnings and profits” in this context is similar in many respects but not identical to retained earnings or earned surplus for financial accounting purposes. The term has the meaning given to it by the Internal Revenue Code and the regulations thereunder. The portion of a distribution that constitutes a dividend for federal income tax purposes is included in the gross income of the stockholder. The portion of a distribution that does not constitute a dividend for federal income tax purposes is applied against and reduces the basis of the stock held by the stockholder. Any amount of such a distribution in excess of the basis of the stock is treated as gain from the sale or exchange of property.

     Corporate dividends-received deduction. Greenville Federal Financial Corporation may exclude from its income 100% of dividends received from Greenville Federal, a member of the same affiliated group of corporations. Following completion of the reorganization and stock issuance, Greenville Federal MHC will own less than 80% (but more than 50%) of the outstanding common stock of Greenville Federal Financial Corporation. As a result, Greenville Federal MHC will not be permitted to file a consolidated federal income tax return with Greenville Federal Financial Corporation and Greenville Federal. Nevertheless, a corporation is entitled to a special deduction for dividends received from a domestic corporation that is subject to income tax. This deduction is equal to 80% of dividends received from corporations with which a corporate recipient does not file a consolidated return, provided the recipient owns more than 20% of the stock of the corporation distributing the dividend. Thus, Greenville Federal MHC will be entitled to deduct 80% of dividends received from Greenville Federal Financial Corporation.

     Alternative minimum tax. The Internal Revenue Code imposes an alternative minimum tax at a rate of 20% on a base of regular taxable income plus certain tax preferences (“alternative minimum taxable income”). The alternative minimum tax is payable to the extent such alternative minimum taxable income is in excess of an exemption amount and the alternative minimum tax exceeds the regular income tax. Net operating losses can offset no more than 90% of alternative minimum taxable income. Certain payments of alternative minimum tax may be used as credits against regular tax liabilities in future years. Greenville Federal has not been subject to the alternative minimum tax and has no such amounts available as credits for carryover.

     Net operating loss carryovers. A financial institution may carry net operating losses back to the preceding two taxable years and forward to the succeeding 20 taxable years. At March 31, 2005, Greenville Federal had no net operating loss carryforwards for federal income tax purposes.

     Greenville Federal’s federal income tax returns for the tax years ended June 30, 2004, 2003, and 2002, are open under the statute of limitations and are subject to review by the Internal Revenue Service. Greenville Federal’s tax returns have not been examined by the Internal Revenue Service in the last five years.

Ohio Franchise and Income Taxation

     General. Greenville Federal will be treated as a “financial institution” for Ohio tax purposes. As such, it will be subject to the Ohio corporation franchise tax on financial institutions, which is currently imposed annually at a rate of 1.3% of a taxpayer’s book net worth determined in accordance with generally accepted accounting principles. As a financial institution, Greenville Federal will not be subject to any tax based upon net income or net profits imposed by the State of Ohio.

     Greenville Federal Financial Corporation and Greenville Federal MHC will be treated as general business corporations (i.e., not financial institutions) and will be subject to the Ohio corporation franchise tax if they: (a) engage in business in Ohio; (b) own or use a part or all of their capital or property in Ohio; (c) hold a certificate of compliance with the laws of Ohio authorizing them to do business in Ohio; or (d) otherwise have nexus in or with Ohio under the Constitution of the United States. If Greenville Federal Financial Corporation or Greenville Federal MHC is subject to the Ohio corporation franchise tax, it will be required annually to calculate a tax liability based upon both its net income and its book net worth, determined in accordance with generally accepted accounting principles, and pay the higher of the two calculated tax liabilities. However, Greenville Federal Financial Corporation and Greenville Federal MHC may elect to be treated as a “qualifying holding company” and, as such, be exempt from the net worth component of the tax. To be exempt, they must satisfy various requirements, which include related member adjustments that could affect the taxable net worth of Greenville Federal.

     The current net income method tax rate is equal to 5.1% of the first $50,000 of Ohio taxable income and 8.5% of Ohio taxable income in excess of $50,000. The current net worth method tax rate for non-financial institutions is equal to 0.4% of Ohio taxable net worth. A special litter tax is also applicable to all corporations subject to the Ohio corporation franchise tax other than financial institutions. This annual tax is capped at $5,000. Finally, there is a minimum tax applicable to all corporations subject to the Ohio corporation franchise tax, including financial institutions. This annual tax is capped at $1,000.

     Proposed legislation. Tax reform legislation currently being considered by the Ohio General Assembly could impact the taxation of Greenville Federal, Greenville Federal Financial Corporation and Greenville Federal MHC. Am. Sub. H.B. No. 66, as passed by the Ohio Senate on June 2, 2005, contains comprehensive changes to Ohio’s tax laws, including a five-year phase out of the Ohio corporation franchise tax as it applies to general business corporations, coupled with a five-year phase in of a new “commercial activities tax” (the “CAT tax”) on general businesses. The CAT tax would be based on Ohio gross receipts and the proposed rate would be 0.26%. As currently written, these changes would not apply to “financial institutions” such as Greenville Federal. Furthermore, as currently written, these changes would not apply with respect to Greenville Federal Financial Corporation or Greenville Federal MHC. The proposed legislation currently is being considered by a joint legislative conference committee, and it remains to be seen whether any such changes will be enacted into law and, if so, what impact those changes may have with respect to the foregoing Ohio tax discussion. The proposed tax reform is being considered within the context of Ohio’s biennium budget bill, which under Ohio law must be passed by July 1, 2005.

MANAGEMENT

Management of Greenville Federal Financial Corporation

     The Board of Directors of Greenville Federal Financial Corporation consists of seven members divided into three classes. Each of the directors of Greenville Federal Financial Corporation is also a director of Greenville Federal. The terms of the directors are as follows:

Name	Year term expires
David Feltman	2007
David M. Kepler	2007
George S. Luce, Jr.	2006
Richard J. O’Brien	2005
Eunice F. Steinbrecher	2005
James W. Ward	2006
David R. Wolverton	2006

     The following persons are officers of Greenville Federal Financial Corporation:

Name	Offices held
David M. Kepler	President, Chief Executive Officer
Susan J. Allread	Chief Financial Officer, Secretary

     After the consummation of the reorganization, Greenville Federal Financial Corporation intends to have monthly meetings of the Board of Directors. Greenville Federal Financial Corporation does not currently pay directors’ fees.

Management of Greenville Federal

     In its current mutual form, the charter of Greenville Federal provides for a board of directors consisting of not less than 5 nor more than 15 directors, such number to be fixed in the bylaws. The bylaws fix the number of directors at 8, divided into 3 classes with one class elected each year. There is currently one vacancy on the board of directors. Upon completion of the reorganization, the stock charter and bylaws will provide for a board of directors consisting of not less than 5 nor more than 15 directors, as fixed in the bylaws, and the bylaws initially will provide for 7 directors divided into three classes, with one class elected each year.

     The board of directors met 13 times during the fiscal year ended June 30, 2004, for regular and special meetings. No director attended fewer than 75% of the aggregate of such meetings and all meetings of the committees of which such director was a member.

     The following table presents certain information with respect to the present directors and executive officers of Greenville Federal:

		Position with	Date of	Term
Name	Age (1)	Greenville Federal	service	expires
David Feltman	70	Director	1980	2007
David M. Kepler	53	Director, President, CEO	1988	2007
George S. Luce, Jr.	44	Director	1996	2006
Richard J. O’Brien	60	Director	1996	2005
Eunice F. Steinbrecher	65	Director	1979	2005
James W. Ward	60	Director, Chairman of the Board	1981	2006
David R. Wolverton	68	Director	1985	2006
Susan J. Allread	29	CFO, Secretary, Vice President, Compliance Officer	N/A	N/A

(1)	At August 1, 2005.

     Mr. Feltman was the Director of Human Resources of Brethren Retirement Community from 1990 to 1998, Treasurer of Darke County Habitat for Humanity from 2000 to 2002 and President of that organization from 2003 to 2004. Mr. Feltman has served as a director of Habitat for Humanity since 2000.

     Mr. Kepler started his career with Greenville Federal as a Management Trainee in 1973, became Assistant Secretary in 1976, advanced to Assistant Vice President in 1980, Vice President of Operations in 1985 and Executive Vice President in 1988, and then became President and Chief Executive officer in 1997, in which position he has served since then. Mr. Kepler was first elected to the board of directors of Greenville Federal in 1988. Mr. Kepler is also on the board of the Ohio Bankers League’s affiliate, Financial Institutions Service Company.

     Mr. Luce has been a truck equipment salesperson for The Best Equipment Co., Inc., located in North Royalton, Ohio, since 2002. From 2000 to 2002, Mr. Luce was employed as a salesperson for the John R. Jurgensen Company, Heavy Equipment Operation, selling aggregate materials.

     Mr. O’Brien has been the President of Q. O. B. Electric, Inc., an electrical contractor located in Dayton, Ohio, since 1988. Mr. O’Brien has announced his intention to retire from that position as of July 1, 2005.

     Ms. Steinbrecher has been the Chair of the Board of Messiah College in Grantham, Pennsylvania, for the last five years, as well as Chair of various committees of that Board. Ms. Steinbrecher also owns and manages commercial and rental real estate.

     Mr. Ward has been a certified public accountant with Fry & Co. in Greenville, Ohio, since 1967. He has also been a partner with Elm Street Realty, which owns and rents commercial properties, since 1993.

     Mr. Wolverton retired in 1997 from a career with Greenville Federal, starting as a teller in 1963 and rising through various positions until he was elected President and Chief Executive Officer in 1988. He currently provides management services for farms and other properties, is a member of the board of AAA of Miami Valley and is a member of the Advisory Board of AAA Darke County.

     Ms. Allread joined Greenville Federal in 1995 as a part-time teller. She became a Management Trainee in 1998; Staff Accountant and Compliance Auditor in 1999; Comptroller and Compliance Officer in 2001; Comptroller, Vice President, Compliance Officer and Corporate Secretary in 2004; and Chief Financial Officer, Vice President, Corporate Secretary and Compliance Officer in 2005.

Committees of Directors

Compensation

     Each director of Greenville Federal receives an annual retainer fee of $12,000. Each director, except Mr. Kepler, receives an additional $200 per regular monthly meeting attended, $50 per special meeting of the board of directors attended and, for members of the Executive Committee, $75 for attendance at each weekly meeting of that committee. The Chairman of the Board receives an additional $9,200 per year. During fiscal year 2004, Greenville Federal paid a total of $111,375 in directors’ compensation.

     The following table presents certain information regarding the cash compensation received by the President and Chief Executive Officer of Greenville Federal. No other executive officer of Greenville Federal received compensation exceeding $100,000 for the fiscal year ended June 30, 2004.

SUMMARY COMPENSATION TABLE

Name and
Principal		Annual Compensation			All Other
Position	Year	Salary ($)(1)		Bonus ($)	Compensation
David M. Kepler, President and Chief Executive Officer	2004	$143,990	(2)	$ —	$7,927 (3)

(1)	Does not include amounts attributable to other miscellaneous benefits received by executive officers. The cost to Greenville Federal of providing such benefits to Mr. Kepler was less than 10% of his cash compensation. All full-time employees, including executive officers, are provided dental, medical, vision, disability and life insurance and educational financial assistance.

(2)	Includes a salary of $132,115 and directors’ fees of $11,875.

(3)	Consists of Greenville Federal’s contribution to Mr. Kepler’s 401(k) defined contribution plan account.

401(k) Savings Plan

     We offer to our employees a qualified, tax-exempt savings plan qualifying under Section 401(k) of the Internal Revenue Code. All salaried employees who have completed at least 12 months of continuous employment during which they have worked at least 1,000 hours are eligible to participate.

     Participants are permitted to make salary reduction contributions to the 401(k) plan of up to 50% of their annual salary, up to a maximum of $14,000, or $18,000 for participants over 50 years of age. We match each contribution in an amount equal to 100% of the participant’s 401(k) deferrals for the year, up to 6% of their salary. All contributions made by participants are before-tax contributions. All participant contributions and earnings are fully and immediately vested. All matching contributions are immediately vested in full.

     Participants may invest amounts contributed to their 401(k) plan accounts in one or more investment options available under the 401(k) plan. Changes in investment directions among the funds are permitted on a periodic basis pursuant to procedures established by the plan administrator.

Employee stock ownership plan

     Greenville Federal Financial Corporation has established the Greenville Federal Financial Corporation Employee Stock Ownership Plan (the “ESOP”) for the benefit of employees of Greenville Federal Financial Corporation and Greenville Federal who have completed at least one year of full-time service with Greenville Federal Financial Corporation or Greenville Federal. The establishment of the ESOP and the purchase by the ESOP of common stock of Greenville Federal Financial Corporation are subject to the receipt of a favorable determination letter on the qualified status of the ESOP under applicable provisions of the Internal Revenue Code from the Commissioner of Internal Revenue (“Commissioner”). Greenville Federal Financial Corporation will submit to the Commissioner an application for a favorable determination letter on the qualified status of the ESOP. Although no assurances can be given, Greenville Federal expects that the ESOP will receive a favorable determination letter from the Commissioner.

     Greenville Federal Financial Corporation intends to accept a promissory note from the ESOP in payment for 3.92% of the shares of common stock issued in connection with the reorganization, including the shares sold in the offering and the shares issued to Greenville Federal MHC. The loan will be secured by the shares purchased with the loan proceeds and will be repaid by the ESOP with funds from Greenville Federal’s discretionary contributions to the ESOP and earnings on ESOP assets. Shares purchased with such loan proceeds will be held in a suspense account for allocation among participants as the loan is repaid. As payments are made and the shares are released from the suspense account, such shares will be validly issued, fully paid and non-assessable.

     Contributions to the ESOP and shares released from the suspense account will be allocated pro rata to participants on the basis of compensation. Except for participants who retire, become disabled, or die during the plan year, all other participants must have completed at least 1,000 hours of service and be employed on the last day of the plan year in order to receive an allocation. Benefits generally vest in full after five years of service, with current employees credited for years they have already served prior to the establishment of the ESOP. Benefits will be paid in Greenville Federal common stock and in cash. Benefits may be payable upon retirement, death, disability or separation from service. Benefits payable under the ESOP cannot be estimated. Pursuant to SOP 93-6, the fair market value of ESOP shares allocated during a period are expensed during the period.

     A committee appointed by the board of directors of Greenville Federal Financial Corporation will administer the ESOP. The stock of Greenville Federal Financial Corporation and other ESOP funds will be held and invested by a trustee (the “ESOP Trustee”). The ESOP Committee may instruct the ESOP Trustee regarding investments of funds contributed to the ESOP. The ESOP Trustee must vote all allocated shares held in the ESOP in accordance with the instructions of the participating employees. Shares for which employees do not give instructions and unallocated shares will be voted by the ESOP Trustee in its sole discretion.

     From time to time, the ESOP may purchase additional shares of Greenville Federal Financial Corporation common stock through purchases in the market or directly from Greenville Federal Financial Corporation. No such purchases are currently contemplated. If the ESOP purchases newly issued shares from Greenville Federal Financial Corporation, such purchases would have a dilutive effect on the interests of Greenville Federal’s stockholders.

Other future stock benefit plans

     We intend to adopt a stock option plan and a recognition and retention plan for the benefit of selected directors, officers and employees. We expect that under the stock option plan and the recognition and retention plan, we will reserve 4.9% and 1.96%, respectively, of the stock of Greenville Federal Financial Corporation issued in the reorganization, including the shares issued to Greenville Federal MHC. If the board of directors determines to implement these plans, the plans will be submitted to the stockholders of Greenville Federal Financial Corporation for approval. The plans will not be submitted before six months after the completion of the reorganization. When the plans are submitted to the stockholders for approval, detailed information about the plans will be provided. If the plans are submitted to the stockholders for approval within the first year after completion of the reorganization, Office of Thrift Supervision regulations will impose certain restrictions on the terms of the plans, which restrictions will not apply after one year from completion of the reorganization.

     If such plans are approved and implemented, they will have a dilutive effect on the ownership interests of the Greenville Federal Financial Corporation stockholders. Awards will be made without payment of any consideration by the recipients, although the exercise of the stock options would require the payment of an exercise price by the option holder to Greenville Federal Financial Corporation.

Employment agreements

     We intend to execute at the time of completion of the reorganization two employment agreements, including one for Mr. Kepler. We currently have no employment agreements with any employees. Mr. Kepler’s proposed agreement has a term of three years and a salary and performance review by the board of directors not less often than annually, as well as inclusion of Mr. Kepler in any formally established employee benefit, bonus, pension and profit-sharing plans for which senior management personnel are eligible. The employment agreement also provides for vacation and sick leave.

     The employment agreement is terminable by Greenville Federal or Greenville Federal Financial Corporation at any time. In the event of termination for “just cause,” as defined in the agreement, Mr. Kepler will have no right to receive any compensation or other benefits for any period after such termination. In the event of termination by us other than for cause, at the end of the term or in connection with a “change of control,” as defined in the agreements, Mr. Kepler will be entitled to a continuation of salary payments for a period of time equal to the term of the employment agreement and continuation of benefits substantially equal to those being provided at the date of termination of employment until the earliest to occur of the end of the term or the date Mr. Kepler becomes employed full time by another employer.

     The employment agreement also contains provisions with respect to the occurrence of a “change of control” in connection with or within one year before (1) the termination of employment for any reason other than just cause, retirement or termination at the end of the term of the agreement, (2) a change in the capacity or circumstances in which Mr. Kepler is employed or (3) a material reduction in Mr. Kepler’s responsibilities, authority, compensation or other benefits provided under the employment agreement without Mr. Kepler’s written consent. In the event of any such occurrence, the employee will be entitled to payment of an amount equal to three times the greater of his annual salary set forth in the agreement or the annual salary payment as a result of any annual salary review, subject to certain possible adjustments. In addition, Mr. Kepler would be entitled to continued coverage under all benefit plans until the earlier of the expiration of the term or the coverage of Mr. Kepler under another benefit plan. The maximum Mr. Kepler may receive, however, is limited to an amount that will not result in the imposition of a penalty tax pursuant to Section 280G(b)(3) of the Internal Revenue Coe or exceed limitations imposed by the Office of Thrift Supervision. “Control, “ as defined in the employment agreement, generally refers to the acquisition by any person or entity of the ownership or power to vote 25% or more of the voting stock of Greenville Federal or Greenville Federal Financial Corporation, the control of the election of a majority of Greenville Federal’s or Greenville Federal Financial Corporation’s directors, the exercise of a controlling influence over the management or polices of either company, or the reorganization, merger, consolidation or sale of the assets of Greenville Federal or Greenville Federal Financial Corporation, except the “control” exercised by Greenville Federal MHC and Greenville Federal Financial Corporation over their subsidiaries or our conversion from the mutual holding company structure to a full stock form of organization.

     The aggregate payment that would have been made to Mr. Kepler, assuming his termination at March 31, 2005, following a change of control, would have been approximately $317,671.

Loans and other transactions with officers and directors

     We make loans to directors, executive officers and employees on preferred terms, including reduced rates of interest and closing costs, for personal purposes, such as for their residences and automobiles, but not for business purposes. The loans must meet the same underwriting criteria as required of other customers.

     The following table sets forth certain information regarding loans, made on terms more favorable than those offered to the public, to senior executive officers of Greenville Federal whose indebtedness to Greenville Federal exceeded $60,000 at any time since July 1, 2002:

			Largest balance
	Loan		during 2 years	Balance
Name and position	origination date	Collateral	ended 6/30/04	at 3/31/05
George S. Luce, Jr.	10/18/02	Home	$48,000	$38,437
	10/18/02	Home (1)	20,861	17,704

Richard J. O’Brien	08/28/02	Home	93,500	82,835

Eunice F. Steinbrecher	09/15/02	Home	105,000	89,265
	12/21/02	Home (1)	20,510	—

James W. Ward	09/14/02	Home	241,000	214,491

David M. Kepler	03/10/04	Home	120,000	115,576

Susan J. Allread	07/16/03	Home	87,000	80,381

(1)	Home equity line of credit

     None of the outstanding loans to directors and executive officers involves more than the normal risk of collectibility or presents other unfavorable features, and all are current in their payments.

OUR REORGANIZATION AND STOCK OFFERING

     The board of directors of Greenville Federal and the Office of Thrift Supervision have approved the Plan of Reorganization and Stock Issuance Plan. Office of Thrift Supervision approval is subject to approval of the Plan of Reorganization by our members and the satisfaction of certain other conditions imposed by the Office of Thrift Supervision. Office of Thrift Supervision approval does not constitute recommendation or endorsement of the Plan of Reorganization.

General

     The board of directors of Greenville Federal adopted the Plan of Reorganization and Stock Issuance Plan. Under this plan, Greenville Federal will reorganize into the federal mutual holding company structure as a wholly-owned subsidiary of Greenville Federal Financial Corporation, which in turn will be a majority-owned subsidiary of Greenville Federal MHC. Following receipt of all required regulatory approvals, the approval of the members of Greenville Federal entitled to vote on the plan of reorganization, and the satisfaction of all other conditions precedent to the reorganization, we will complete the reorganization. Greenville Federal in its stock form will continue to conduct its business and operations from the same offices with the same personnel as prior to the reorganization. The reorganization will not affect the balances, interest rates or other terms of Greenville Federal’s loans or deposit accounts, and the deposit accounts will continue to be insured by the FDIC. Greenville Federal MHC initially will be capitalized with $50,000. When the reorganization is completed, this capital will be used for general corporate purposes.

     Pursuant to the plan of reorganization, we will accomplish our reorganization as follows:

(1) Greenville Federal will organize an interim stock savings bank as a wholly-owned subsidiary (“Interim One”);

(2) Interim One will organize an interim stock savings bank as a wholly-owned subsidiary (“Interim Two”);

(3) Interim One will organize Greenville Federal Financial Corporation as a wholly-owned subsidiary;

(4) Greenville Federal will exchange its charter for a federal stock savings bank charter, and Interim One will cancel all of its stock and exchange its charter for a federal mutual holding company charter to become Greenville Federal MHC;

(5) simultaneously with step (4), Interim Two will merge with and into Greenville Federal with Greenville Federal as the resulting institution;

(6) all of the equity interests of Greenville Federal initially issued in step (4) will be transferred to Greenville Federal MHC in exchange for membership interests in Greenville Federal MHC;

(7) Greenville Federal MHC will transfer the capital stock of Greenville Federal to Greenville Federal Financial Corporation in exchange for Greenville Federal Financial Corporation common stock, and Greenville Federal will become a wholly-owned subsidiary of Greenville Federal Financial Corporation; and

(8) contemporaneously with the reorganization, Greenville Federal Financial Corporation will offer for sale in the offering shares of common stock based on the pro forma market value of Greenville Federal Financial Corporation and Greenville Federal.

     Greenville Federal Financial Corporation expects to receive the approval of the Office of Thrift Supervision to become a savings and loan holding company and to own all of the common stock of Greenville Federal. Greenville Federal Financial Corporation intends to retain $5.3 million of the net proceeds of the stock offering at the maximum of the offering range. The reorganization will be effected only upon completion of the sale of all of the shares of common stock to be issued pursuant to the plan of reorganization.

     The following is a summary of material aspects of the reorganization and stock issuance. The summary is qualified in its entirety by reference to the provisions of the Plan of Reorganization and Stock Issuance Plan. Copies of the Plan of Reorganization and Stock Issuance Plan are available for inspection at any office of Greenville Federal and at the Office of Thrift Supervision. The Plan of Reorganization and Stock Issuance Plan are also filed as an exhibit to the Registration Statement of which this prospectus is a part, copies of which may be obtained from the SEC. See “Additional Information.”

Our reasons for the reorganization

     As a mutual institution, Greenville Federal has no authority to issue shares of capital stock and consequently has no access to market sources of equity capital. Only by generating and retaining earnings from year to year is Greenville Federal able to increase its capital position.

     As a stock corporation upon completion of the reorganization, Greenville Federal will be organized in the form used by commercial banks, most major corporations and a majority of savings institutions. The ability to raise new equity capital through the issuance and sale of Greenville Federal’s or Greenville Federal Financial Corporation’s capital stock will allow Greenville Federal the flexibility to increase its capital position more rapidly than by accumulating earnings and at times deemed advantageous by the board of directors of Greenville Federal. It will also support future growth and expanded operations, including increased lending and investment activities, as business and regulatory needs require. The ability to attract new capital also will help Greenville Federal address the needs of the communities it serves and enhance its ability to make acquisitions or expand into new businesses. The acquisition alternatives available to Greenville Federal are quite limited as a mutual institution because of a requirement in Office of Thrift Supervision regulations that the surviving institution in a merger involving a mutual institution generally must be in mutual form. After the reorganization, Greenville Federal will have increased ability to merge with other mutual and stock institutions, and Greenville Federal Financial Corporation may acquire control of other mutual or stock savings associations and retain the acquired institution as a separate subsidiary of Greenville Federal Financial Corporation, although doing so would result in Greenville Federal Financial Corporation being subject to additional regulatory restrictions as a multiple savings and loan holding company. Finally, the ability to issue capital stock will enable Greenville Federal to establish stock compensation plans for directors, officers and employees, giving them equity interests in Greenville Federal and greater incentive to improve its performance. Although Greenville Federal’s ability to raise capital and general business flexibility will be improved by this reorganization, these advantages will be limited by the requirement in applicable laws and regulations that a mutual holding company maintain a majority ownership interest in its savings bank holding company subsidiary. These advantages will also be limited by Greenville Federal Financial Corporation’s offering of up to 45% of its to-be-outstanding common stock, which will affect Greenville Federal Financial Corporation’s ability to issue additional shares of common stock in the future without additional issuances of stock to Greenville Federal MHC.

     The advantages of the reorganization also could be achieved if Greenville Federal were to reorganize into a wholly-owned subsidiary of a stock holding company, known as a standard conversion, rather than as a second-tier subsidiary of a mutual holding company. A standard conversion also would free Greenville Federal from the restrictions on its ability to raise capital which result from the requirement that its mutual holding company maintain a majority ownership interest in Greenville Federal Financial Corporation.

     Office of Thrift Supervision regulations require that savings institutions converting to stock form in a standard conversion sell all of their to-be-outstanding capital stock rather than a minority interest. The amount of equity capital that would be raised in a standard conversion would be substantially more than the amount raised in a minority stock offering by a subsidiary of a mutual holding company. A standard conversion would make it more difficult for Greenville Federal to maximize the return on its equity. A standard conversion also would eliminate all aspects of the mutual form of organization. Completion of the reorganization does not eliminate the possibility of

Greenville Federal MHC converting from mutual to stock form in the future; however, a full conversion is not contemplated at this time.

     After considering the advantages and disadvantages of the reorganization, as well as applicable fiduciary duties and alternative transactions, including a reorganization into a wholly-owned subsidiary of a stock holding company rather than as a second-tier subsidiary of a mutual holding company, the board of directors of Greenville Federal unanimously approved the reorganization as being in the best interests of Greenville Federal and equitable to its account holders.

Effects of the reorganization

     General. The reorganization will have no effect on Greenville Federal’s present business of accepting deposits and investing its funds in loans and other investments permitted by law. The reorganization will not result in any change in the existing services provided to depositors and borrowers, or in existing offices, management and staff. Greenville Federal will continue to be subject to regulation, supervision and examination by the Office of Thrift Supervision and the FDIC.

     Deposits and loans. Each holder of a deposit account in Greenville Federal at the time of the reorganization will continue as an account holder in Greenville Federal after the reorganization, and the reorganization will not affect the deposit balance, interest rate or other terms of such accounts. Each account will be insured by the FDIC to the same extent as before the reorganization. Depositors in Greenville Federal will continue to hold their existing certificates, passbooks and other evidence of their accounts. The reorganization will not affect the loan terms of any borrower from Greenville Federal. The amount, interest rate, maturity, security for and obligations under each loan will remain as they existed prior to the reorganization.

     Continuity of management. The board of directors presently serving Greenville Federal will serve as the board of directors of Greenville Federal after the reorganization and stock issuance. The initial members of the board of directors of Greenville Federal Financial Corporation and Greenville Federal MHC will consist of the individuals currently serving on the board of directors of Greenville Federal. After the reorganization, the voting stockholders of Greenville Federal Financial Corporation will elect approximately one-third of Greenville Federal Financial Corporation’s directors annually. Approximately one-third of the directors of Greenville Federal MHC will be elected annually by the members of Greenville Federal MHC, who will consist of certain of the borrowers of Greenville Federal and all persons who remain or become depositors of Greenville Federal after the reorganization. All current officers of Greenville Federal will retain their positions with Greenville Federal after the reorganization and stock issuance.

     Voting rights. Currently, depositors of Greenville Federal have voting rights in Greenville Federal, including the right to elect the directors of Greenville Federal. After completion of the reorganization and stock issuance, depositor members will have no voting rights in Greenville Federal or Greenville Federal Financial Corporation and, therefore, will not be able to elect directors of Greenville Federal or Greenville Federal Financial Corporation or to control their affairs. After the reorganization and stock issuance, voting rights will be vested exclusively in the stockholders of Greenville Federal Financial Corporation, which will own all of the stock of Greenville Federal. Each holder of common stock will be entitled to vote on any matter to be considered by the stockholders of Greenville Federal Financial Corporation, subject to the provisions of Greenville Federal Financial Corporation’s charter.

     As a federally-chartered mutual holding company, Greenville Federal MHC will have no authorized capital stock and no stockholders. Greenville Federal MHC will be controlled by members of Greenville Federal, primarily depositors. We expect to request the members to sign proxies giving their voting rights to Greenville Federal MHC’s management. The revocable proxies that members of Greenville Federal grant to the board of directors of Greenville Federal MHC will give the board of directors of Greenville Federal general authority to cast a member’s vote on any and all matters presented to the members. As a result, the board of directors of Greenville Federal MHC will be able to govern the operations of Greenville Federal MHC and Greenville Federal Financial Corporation, notwithstanding objections raised by members of Greenville Federal MHC or stockholders of Greenville Federal Financial Corporation, respectively, so long as the board of directors has been appointed proxy for a majority of the outstanding votes of members of Greenville Federal MHC and these proxies have not been revoked.

     Depositors’ rights if we liquidate. In the event of a voluntary liquidation of Greenville Federal prior to the reorganization, holders of deposit accounts in Greenville Federal would be entitled to distribution of any assets of Greenville Federal remaining after the claims of depositors and all other creditors are satisfied. Following the reorganization, the holder of Greenville Federal’s common stock, which will be Greenville Federal Financial Corporation, would be entitled to any assets remaining upon a liquidation, dissolution or winding up of Greenville Federal and, except through their liquidation interests in Greenville Federal MHC, discussed below, holders of deposit accounts in Greenville Federal would not have any interest in these assets.

     In the event of a voluntary or involuntary liquidation, dissolution or winding up of Greenville Federal MHC following completion of the reorganization, holders of deposit accounts in Greenville Federal would be entitled, pro rata to the value of their accounts, to distribution of any assets of Greenville Federal MHC remaining after the claims of all creditors of Greenville Federal MHC are satisfied. Stockholders of Greenville Federal Financial Corporation will have no liquidation or other rights with respect to Greenville Federal MHC solely as stockholders.

     In the event of a liquidation, dissolution or winding up of Greenville Federal Financial Corporation, each holder of shares of the common stock would be entitled to receive, after payment of all debts and liabilities of Greenville Federal Financial Corporation, a pro rata portion of all assets of Greenville Federal Financial Corporation available for distribution to holders of the common stock.

     There currently are no plans to liquidate Greenville Federal, Greenville Federal Financial Corporation or Greenville Federal MHC in the future.

     Tax effects of our corporate change and stock offering. We have received an opinion from our counsel, Vorys, Sater, Seymour and Pease LLP, as to the material federal income tax and Ohio franchise and income tax consequences of the reorganization and stock issuance to Greenville Federal, Greenville Federal Financial Corporation, and Greenville Federal MHC, and as to the generally applicable material federal income tax and Ohio franchise and income tax consequences of the reorganization and stock issuance to Greenville Federal’s account holders and to persons who purchase common stock in the stock offering.

     The opinion provides that:

•	The exchange of Greenville Federal’s charter for a federal stock savings bank charter will qualify as a reorganization within the meaning of Section 368(a)(1)(E) and Section 368(a)(1)(F) of the Internal Revenue Code, and Greenville Federal will not recognize any gain or loss;

•	Because Greenville Federal’s corporate existence will continue under federal law and because the exchange of Greenville Federal’s charter for a federal stock savings bank charter is a transaction described in Code Section 381(a): (a) Greenville Federal’s tax year will not end merely as a result of the conversion of Greenville Federal to stock form; (b) Greenville Federal will not be required to obtain a new employer identification number; (c) the tax attributes of Greenville Federal, including any bad debt reserves, will not change; and (d) Greenville Federal’s earnings and profits or deficit in earnings and profits will not change;

•	The holding period of Greenville Federal in its assets will not change as a result of the exchange of Greenville Federal’s charter for a federal stock savings bank charter;

•	The basis of Greenville Federal in its assets will not change as a result of the exchange of Greenville Federal’s charter for a federal stock savings bank charter;

•	Greenville Federal’s account holders will recognize no gain or loss upon the constructive receipt of equity interests in Greenville Federal in exchange for their membership interests and liquidation rights in Greenville Federal;

•	Greenville Federal’s account holders will recognize no gain or loss upon the issuance to them of withdrawable deposit accounts, including certificates of deposit, in Greenville Federal in the same dollar amounts and on the same terms and conditions as the accounts, including certificates of deposit, exchanged therefor, and the basis of the withdrawable deposit accounts, including certificates of deposit, in Greenville Federal held by Greenville Federal’s account holders immediately after the exchange of Greenville Federal’s charter for a federal stock savings bank charter will be the same as the basis in the accounts, including certificates of deposit, exchanged therefor;

•	Greenville Federal’s account holders and tax-qualified employee plans will recognize no gain or loss upon the distribution to them of the nontransferable subscription rights to purchase shares of stock in Greenville Federal Financial Corporation (assuming that such rights have no value), and no taxable income will be recognized by such persons or plans as a result of their exercise of such nontransferable subscription rights;

•	The constructive transfer to Greenville Federal MHC by Greenville Federal’s account holders of their constructively received equity interests in Greenville Federal, in exchange for membership interests and liquidation rights in Greenville Federal MHC, will constitute a tax-free exchange of property within the meaning of Code Section 351, and Greenville Federal’s account holders will recognize no gain or loss as a result of such exchange;

•	The basis of Greenville Federal’account holders in their membership interests and liquidation rights in Greenville Federal MHC, received in the transfer to Greenville Federal MHC of equity interests in Greenville Federal in exchange for membership interests and liquidation rights in Greenville Federal MHC (which basis is zero), will be the same as the basis of the equity interests in Greenville Federal constructively transferred in exchange therefor. The holding period of Greenville Federal’s account holders in their membership interests and liquidation rights in Greenville Federal MHC will include the period during which the Greenville Federal’s account holders held their membership interests and liquidation rights in Greenville Federal;

•	Greenville Federal MHC will recognize no gain or loss upon the receipt of the equity interests in Greenville Federal from Greenville Federal’s account holders in exchange for membership interests and liquidation rights in Greenville Federal MHC;

•	The basis of Greenville Federal MHC in Greenville Federal common stock (which basis is zero) will be the same as the basis of the equity interests in Greenville Federal in the hands of Greenville Federal’s account holders immediately prior to the transfer to Greenville Federal MHC of equity interests in Greenville Federal in exchange for membership interests and liquidation rights in Greenville Federal MHC. The holding period of Greenville Federal MHC in Greenville Federal common stock will include the period during which Greenville Federal’s account holders held their membership interests and liquidation rights in Greenville Federal;

•	The transfer by Greenville Federal MHC of Greenville Federal common stock to Greenville Federal Financial Corporation in exchange for Greenville Federal Financial Corporation common stock, contemporaneously with the transfers of cash to Greenville Federal Financial Corporation by persons purchasing Greenville Federal Financial Corporation common stock in the stock issuance, will constitute a tax-free exchange of property within the meaning of Code Section 351, and neither Greenville Federal MHC nor such persons will recognize any gain or loss as a result of such exchange;

•	Greenville Federal MHC’s basis in Greenville Federal Financial Corporation common stock (which basis is zero), received in the transfer to Greenville Federal Financial Corporation of Greenville Federal common stock in exchange for Greenville Federal Financial Corporation common stock, will be the same as its basis in Greenville Federal common stock exchanged therefor;

•	Greenville Federal Financial Corporation will recognize no gain or loss upon its receipt of Greenville Federal common stock and cash in exchange for Greenville Federal Financial Corporation common stock;

•	Greenville Federal Financial Corporation’s basis in Greenville Federal common stock received from Greenville Federal MHC (which basis is zero) will be the same as the basis of such property in the hands of Greenville Federal MHC;

•	The basis of Greenville Federal Financial Corporation common stock to its stockholders (other than Greenville Federal MHC) will be the purchase price thereof (assuming that the nontransferable subscription rights to purchase Greenville Federal Financial Corporation common stock have no value). The holding period of the Greenville Federal Financial Corporation common stock purchased pursuant to the exercise of subscription rights will commence on the date on which the right to acquire such stock was exercised;

•	Greenville Federal is treated as a “financial institution” for Ohio tax purposes, and the exchange of Greenville Federal’s charter for a federal stock savings bank charter will not change such status;

•	The exchange of Greenville Federal’s charter for a federal stock savings bank charter and the stock issuance will not be taxable transactions for purposes of the Ohio corporation franchise tax;

•	Greenville Federal Financial Corporation and Greenville Federal MHC will be treated as general business corporations (i.e., not “financial institutions”) and will be subject to the Ohio corporation franchise tax if certain nexus standards are met. Formation of Greenville Federal Financial Corporation and Greenville Federal MHC potentially may create two additional Ohio corporation franchise taxpayers, resulting in additional tax liability (as a consequence of the pyramiding of net worth); and

•	The exchange of Greenville Federal’s charter for a federal stock savings bank charter and the stock issuance will not be taxable transactions to Greenville Federal’s account holders for purposes of the Ohio corporation franchise tax or the Ohio personal income tax.

     The opinion of Vorys, Sater, Seymour and Pease is based in part upon, and subject to the continuing validity in all material respects through the date of the reorganization and stock issuance of, various representations of Greenville Federal and upon certain assumptions and qualifications. The opinion is also based upon the Internal Revenue Code, Treasury regulations, case law, and the Internal Revenue Service rulings and Ohio authorities as they now exist. These authorities are all subject to change, and such change may be made with retroactive effect. The opinion is not binding on the Internal Revenue Service or the Ohio Department of Taxation, and no ruling has been, or will be, requested from the Internal Revenue Service as to any federal income tax consequence described above or the Ohio Department of Taxation as to any Ohio franchise or income tax consequence described above.

     Greenville Federal Financial Corporation and Greenville Federal have received a letter from Keller & Company, stating its belief that the subscription rights do not have any value, based on the fact that these rights are acquired by the recipients without cost, are nontransferable and of short duration, and give the recipients the right only to purchase the Greenville Federal Financial Corporation common stock at a price equal to its estimated fair market value, which will be the same price as the purchase price for the unsubscribed shares of Greenville Federal Financial Corporation common stock. If the Internal Revenue Service disagrees on the ground that the subscription rights in fact do have value, income may be recognized by recipients of these rights, possibly whether or not the rights are exercised. This income may be capital gain or ordinary income, and Greenville Federal Financial Corporation may recognize gain on the distribution of these rights. Eligible subscribers are encouraged to consult with their own tax advisors as to the tax consequences in the event that subscription rights are deemed to have an ascertainable value. The letter of Keller & Company is not binding on the Internal Revenue Service, and the Internal Revenue Service could disagree with conclusions reached in the letter. In the event of any disagreement, there can be no assurance that the Internal Revenue Service would not prevail in a judicial or administrative proceeding.

How we determined the price and the number of shares to be issued in the stock offering

     The plan of reorganization requires that the purchase price of the common stock must be based on the appraised pro forma market value of Greenville Federal Financial Corporation and Greenville Federal, as determined on the basis of an independent valuation. Greenville Federal has retained Keller & Company to make this valuation. For its services in making this appraisal, Keller & Company’s fees and out-of-pocket expenses are estimated to be $30,500. Greenville Federal has agreed to indemnify Keller & Company and any employees of Keller & Company who act for or on behalf of Keller & Company in connection with the appraisal against any and all loss, cost, damage, claim, liability or expense of any kind, including claims under federal and state securities laws, arising out of any misstatement or untrue statement of a material fact or an omission to state a material fact in the information supplied by Greenville Federal to Keller & Company, unless Keller & Company is determined to be negligent or otherwise at fault.

     An appraisal has been made by Keller & Company in reliance upon the information contained in this prospectus, including the financial statements. Keller & Company also considered the following factors, among others:

•	the present and projected operating results and financial condition of Greenville Federal Financial Corporation and Greenville Federal, which were prepared by Greenville Federal then adjusted by Keller & Company to reflect the net proceeds of this offering and the economic and demographic conditions in Greenville Federal’s existing market areas as prepared by Greenville Federal;

•	certain historical, financial and other information relating to Greenville Federal, which were prepared by Greenville Federal;

•	the impact of the reorganization on Greenville Federal’s net worth and earnings potential as calculated by Keller & Company; and

•	the proposed dividend policy of Greenville Federal Financial Corporation and Greenville Federal.

     The appraisal also incorporated an analysis of a peer group of publicly traded thrift institutions and mid-tier thrift holding companies in mutual holding company form that Keller & Company considered to be comparable to Greenville Federal. The peer group analysis conducted by Keller & Company included a total of ten publicly-traded thrift institutions and thrift holding companies. The analysis of comparable publicly traded institutions included an evaluation of the average and median price-to-earnings, price-to-book, and price-to-assets value ratios indicated by the market prices of the of the peer companies. Keller & Company applied the peer group’s pricing ratios as adjusted for certain qualitative valuation factors to account for differences between Greenville Federal and the peer group, to Greenville Federal’s pro forma earnings and book value to derive the estimated pro forma market value of Greenville Federal.

     In its review of the appraisal provided by Keller & Company, the board of directors reviewed the methodologies and the appropriateness of the assumptions used by Keller & Company in addition to the factors listed above, and the board of directors believes that these assumptions were reasonable.

     On the basis of the foregoing, Keller & Company has advised Greenville Federal Financial Corporation and Greenville Federal that in its opinion, dated May 12, 2005, the estimated pro forma market value of the common stock, ranged from a minimum of $22,950,000 to a maximum of $31,050,000 with a midpoint of $27,000,000. The board of directors of Greenville Federal determined that the common stock should be sold at $10.00 per share. Based on the estimated offering range and the purchase price, the number of shares of common stock that Greenville Federal Financial Corporation will issue will range from between 2,295,000 shares and 3,105,000 shares, with a midpoint of 2,700,000 shares. The Board determined to offer 45% of these shares, or between 1,032,750 shares and 1,397,250 shares with a midpoint of 1,215,000 shares, the offering range, to depositors and the public pursuant to this prospectus. The 55% of the shares of Greenville Federal Financial Corporation stock that are not sold in the offering will be issued to Greenville Federal MHC. The estimated offering range may be amended with the approval of the Office of Thrift Supervision or if necessitated by subsequent developments in the financial condition of Greenville Federal Financial Corporation and Greenville Federal or market conditions generally. In the event the estimated offering range is updated to amend the value of the common stock below $10,327,500 or above $16,068,370, which is the maximum of the estimated offering range, as adjusted by 15%, a new appraisal will be filed with the SEC.

     Based upon current market and financial conditions and recent practices and policies of the Office of Thrift Supervision, in the event Greenville Federal Financial Corporation receives orders for common stock in excess of $13,972,500 million (the maximum of the estimated offering range) and up to $16,068,370 million (the maximum of the estimated offering range, as adjusted by 15%), Greenville Federal Financial Corporation may be required by the Office of Thrift Supervision to accept all such orders. No assurances, however, can be made that Greenville Federal Financial Corporation will receive orders for common stock in excess of the maximum of the estimated offering range or that, if such orders are received, that all such orders will be accepted because Greenville Federal Financial Corporation’s final valuation and number of shares to be issued are subject to the receipt of an updated appraisal from Keller & Company which reflects such an increase in the valuation and the approval of such increase by the Office of Thrift Supervision. In addition, an increase in the number of shares above 1,397,250 shares will first be used, if necessary, to fill the order of the employee stock ownership plan. There is no obligation or understanding on the part of management to purchase any shares in order to complete the reorganization.

     The following table presents a summary of selected nominal pricing ratios for the peer group companies on a fully-converted basis and the resulting fully-converted pricing ratios for Greenville Federal Financial Corporation reflecting the pro forma impact of the reorganization. Keller & Company’s appraisal was based on a fundamental analysis of Greenville Federal versus the peer group companies and an application of the fully converted pricing ratios of the peer group to Greenville Federal, taking into account subjective valuation adjustments and the pro forma impact of the conversion. Keller & Company also considered the nominal pricing ratios on a fully-converted basis in its valuation. Compared to the average pricing ratios of the peer group, Greenville Federal Financial Corporation’s nominal pro forma pricing ratios at the midpoint of the offering range indicated a premium of 62.88% on a price-to-core earnings basis, a discount of 31.54% on a price-to-book basis and a discount of 32.47% on a price-to-tangible book value basis.

	Fully converted pro forma
	Price-to-core	Price-to-book	Price-to-tangible
	earnings multiple	value ratio	book value
Greenville Federal Financial Corporation as of May 12, 2005:
15% above maximum	65.05	77.98%	77.70%
Maximum	64.02	74.93	74.64
Midpoint	62.88	71.77	71.40
Minimum	61.40	67.77	67.45

All Thrifts Organized in Mutual Holding Company Form Publicly Traded on the NYSE, NASDAQ & AMEX as of May 12, 2005: (1)
Averages	38.24	178.84%	184.82%
Medians	35.34	165.08	170.40

Valuation of Peer Group Institutions as of May 12, 2005:
Averages	17.72	104.83%	105.73%
Medians	17.32	104.35	106.22

(1)	Excludes mutual holding companies that are under acquisition or have announced a second step conversion.

     Keller & Company’s valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing these shares. Keller & Company did not independently verify the consolidated financial statements and other information provided by Greenville Federal, nor did Keller & Company value independently the assets or liabilities of Greenville Federal. The valuation considers Greenville Federal as a going concern and should not be considered as an indication of the liquidation value of Greenville Federal. Moreover, because this valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons purchasing common stock in the offerings will thereafter be able to sell such shares at prices at or above the purchase price or in the range of the valuation described above.

     Prior to completion of the reorganization, the maximum of the estimated offering range may be increased up to 15% and the number of shares of common stock may be increased to 1,606,837 shares to reflect changes in market and financial conditions or to fill the order of the employee stock ownership plan, without the resolicitation of subscribers. See “- Limitations on Stock Purchases” as to the method of distribution and allocation of additional shares that may be issued in the event of an increase in the estimated offering range to fill unfilled orders in the Subscription Offering.

     No sale of shares of common stock in the reorganization may be completed unless prior to such completion Keller & Company confirms that nothing of a material nature has occurred which, taking into account all relevant factors, would cause it to conclude that the aggregate value of the common stock to be issued is materially incompatible with the estimate of the aggregate consolidated pro forma market value of Greenville Federal Financial Corporation and Greenville Federal. If this confirmation is not received, Greenville Federal Financial Corporation may cancel the reorganization, extend the offering period and establish a new estimated offering range, extend, reopen or hold a new offering or take any other action the Office of Thrift Supervision may permit.

     Depending upon market or financial conditions following the start of the Subscription Offering, the total number of shares of common stock may be increased or decreased without a resolicitation of subscribers, provided that the product of the total number of shares times the purchase price is not below the minimum or more than 15% above the maximum of the estimated offering range. In the event market or financial conditions change so as to cause the aggregate purchase price of the shares to be below the minimum of the estimated offering range or more than 15% above the maximum of such range, purchasers will be resolicited and be permitted to continue their orders, in which case they will need to reconfirm their subscriptions prior to the expiration of the resolicitation offering or their subscription funds will be promptly refunded with interest at Greenville Federal’s savings account rate of interest, or be permitted to modify or rescind their subscriptions. Any change in the estimated offering range must be approved by the Office of Thrift Supervision.

     An increase in the number of shares of common stock as a result of an increase in the estimated pro forma market value would decrease both a subscriber’s ownership interest and Greenville Federal Financial Corporation’s pro forma net income and stockholders’ equity on a per share basis while increasing pro forma net income and stockholders’ equity on an aggregate basis. A decrease in the number of shares of common stock would increase both a subscriber’s ownership interest and Greenville Federal Financial Corporation’s pro forma net income and stockholders’ equity on a per share basis while decreasing pro forma net income and stockholders’ equity on an aggregate basis.

     Copies of the appraisal report of Keller & Company, including any amendments, and the detailed report of the appraiser setting forth the method and assumptions for the appraisal are available for inspection at the main office of Greenville Federal and the other locations specified under “Additional Information.”

After-market performance information provided by independent appraiser

     The following information was provided to our board of directors by Keller & Company as part of the appraisal. The table presents information for all “first step” mutual holding company offerings completed between January 1, 2004, and June 7, 2005. The information shows the average after-market performance of the trading price of the stock at certain points after the completion of the offerings.

	Average Stock price appreciation (depreciation) from initial trading date
	Initial	After	After	After	Through
	trading date	one day	one week	one month	6/7/05
Cheviot Financial Corp.	01/06/04	33.20%	34.70%	33.00%	10.10%
Clifton Savings Bancorp, Inc.	03/04/04	22.50	37.50	32.90	2.60
Citizens Community Bancorp	03/30/04	23.70	32.50	17.50	31.50
K-Fed Bancorp	03/31/04	34.90	30.00	15.10	18.50
Osage Federal Financial, Inc.	04/01/04	20.00	22.50	9.50	34.90
Wawel Savings Bank	04/01/04	29.50	25.00	12.50	(0.50)
First Federal Financial Services, Inc.	06/29/04	15.00	20.50	35.00	35.30
Monadnock Community Bancorp, Inc.	06/29/04	3.75	2.50	(3.13)	25.63
Naugatuck Valley Financial Corporation	10/01/04	8.00	8.10	4.20	3.40
SI Financial Group, Inc.	10/01/04	12.00	10.50	9.40	3.00
Atlantic Coast Federal Corporation	10/05/04	17.50	24.80	29.30	15.50
PSB Holdings, Inc.	10/05/04	5.00	6.30	4.50	0.78
Home Federal Bancorp, Inc. (Idaho)	12/07/04	24.90	28.00	23.30	15.00
Abington Community Bancorp, Inc.	12/17/04	33.50	33.00	29.00	9.00
Lincoln Park Bancorp	12/20/04	10.00	12.50	0.20	(5.50)
Ocean Shore Holding Co.	12/22/04	21.50	22.50	6.30	9.40
SFSB, Inc.	12/31/04	7.50	0.00	(0.50)	(12.50)
Georgetown Bancorp, Inc.	01/06/05	2.00	0.00	0.50	(8.40)
BV Financial, Inc.	01/14/05	(6.50)	(4.00)	(1.50)	(1.18)
Home Federal Bancorp, Inc. of Louisiana	01/21/05	(1.00)	0.00	(0.80)	(2.50)
Kearny Financial Corp.	02/24/05	13.90	14.30	10.80	6.70
Kentucky First Federal Bancorp	03/03/05	7.90	11.00	12.40	14.10
Prudential Bancorp, Inc. of Pennsylvania	03/30/05	(1.50)	(6.50)	(12.50)	(1.00)
Brooklyn Federal Bancorp, Inc.	04/06/05	(0.50)	(0.10)	(5.00)	5.20
FedFirst Financial Corporation	04/07/05	(6.60)	(7.10)	(14.50)	(10.20)
Rockville Financial, Inc.	05/23/05	4.80	10.50	NA	18.00
North Penn Bancorp, Inc.	06/02/05	10.00	NA	NA	2.50

	AVERAGE	12.78	14.19	9.90	8.12
	MEDIAN	10.00	11.75	9.40	5.20

None of the transactions contained in this table involved issuers that are part of the “peer group” of 10 publicly traded savings institutions included by Keller & Company in its appraisal.

     The table above presents only short-term historical information on stock price performance, which may not be indicative of the longer-term performance of such stock prices. The data presented in the table is not intended to predict how our shares of common stock may perform following the offering. The historical information in the table may not be meaningful to you because the data were calculated using a small sample.

     You should bear in mind that stock price appreciation or depreciation is affected by many factors. There can be no assurance that our stock price will not trade below $10.00 per share. Of these 27 initial public offerings, 8 were trading below their initial offering price on June 7, 2005. Before you make an investment decision, we urge you to carefully read this prospectus, including, but not limited to, the section entitled “Risk Factors” beginning on page 11.

     Keller & Company advised our board of directors that the appraisal was prepared based on guidelines provided by the Office of Thrift Supervision entitled “Guidelines for Appraisal Reports for the Valuation of Savings Institutions Converting from the Mutual to Stock Form of Organization.” That methodology requires a valuation based on an analysis of the financial condition and performance of selected publicly traded savings institutions whose stocks have traded for at least one year prior to the valuation date compared to our financial condition and performance. Keller & Company also gave consideration to the market conditions for securities in general and for publicly traded savings institution stocks in particular, but such conditions were not relied upon as a primary valuation methodology. Keller & Company also reviewed the aftermarket trading experience of recent transactions, but that factor was not relied upon as part of the valuation methodology. Considering that the recent offerings were completed in a variety of different market conditions and in different geographic areas, our board of directors did not consider the recent offering data particularly relevant to our appraisal. The table above is not intended to be indicative of how our stock may perform. Stock appreciation is affected by many factors, including, but not limited to, the factors set forth below. Before you make an investment decision, we urge you to carefully read this prospectus, including, but not limited to, the “RISK FACTORS” generally beginning on page 11. THERE CAN BE NO ASSURANCE THAT OUR STOCK PRICE WILL NOT TRADE BELOW $10.00 PER SHARE, AS HAS BEEN THE CASE FOR SOME MUTUAL HOLDING COMPANY OFFERINGS. Although the stock prices for the companies in the above table have, on average, increased during the period presented, data represented in the table may not be meaningful to investors in our stock for several reasons, including:

•	the data were calculated using a small sample;

•	the transactions from which the data were derived occurred primarily during a low market interest rate environment, during which time the trading prices for financial institution stocks typically increase;

•	if interest rates rise, our net interest income and the value of our assets could be reduced, which could negatively affect our stock price. See “RISK FACTORS — Rising interest rates may hurt our profits” on page 12; and

•	stock prices will be affected by general market conditions, the interest rate environment, merger or takeover transactions, speculative market pressures and other unforeseeable events. See “RISK FACTORS — There will be a limited market for our common stock, which may lower our stock price” on page 13; and “ — Our stock price may decline when trading commences” on page 13.

     Finally, a particular company’s stock price is subject to various factors, including the amount of proceeds a company raises, the quality of management and management’s ability to deploy the proceeds (such as through investments, the acquisition of other financial institutions or other businesses, the payment of dividends and common stock repurchases).

Subscription Offering and subscription rights

     Under the plan of reorganization, rights to subscribe for the purchase of common stock have been granted to the following persons in the following order of descending priority:

•	Depositors of Greenville Federal with account balances of at least $50 as of the close of business on March 31, 2004 (“Eligible Account Holders”);

•	Tax-qualified employee plans;

•	Depositors of Greenville Federal with account balances of at least $50.00 as of the close of business on ______, 2005 (“Supplemental Eligible Account Holders”); and

•	Depositors of Greenville Federal as of the close of business on ______, 2005, and certain borrowers of Greenville Federal, other than Eligible Account Holders or Supplemental Eligible Account Holders (“Other Members”).

     All subscriptions received will be subject to the availability of common stock after satisfaction of all subscriptions of all persons having prior rights in the Subscription Offering and to the maximum and minimum purchase limitations set forth in the plan of reorganization and as described below under “— Limitations on Stock Purchases.”

     Priority Category 1: Eligible Account Holders. Each depositor who has at least $50 on deposit at Greenville Federal at the close of business on March 31, 2004 (“Eligible Account Holders”) will receive, without payment, first priority, nontransferable subscription rights to subscribe for shares of common stock in an amount equal to the greater of:

(1)	$150,000, or 15,000 shares of common stock;

(2)	one-tenth of one percent (.10%) of the total offering of shares; or

(3)	15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of common stock to be issued by a fraction of which the numerator is the amount of the qualifying deposit of the Eligible Account Holder and the denominator is the total amount of qualifying deposits of all Eligible Account Holders, in each case as of the close of business on March 31, 2004.

     Purchases in this category are subject to overall purchase limitations set forth below.

     If sufficient shares are not available, shares will be allocated first to permit each subscribing Eligible Account Holder to purchase a number of shares sufficient to make the subscriber’s total allocation, to the extent possible, equal to the lesser of (i) 100 shares or (ii) the number of shares subscribed for. Thereafter, unallocated shares will be allocated among each subscribing Eligible Account Holder pro rata in the same proportion that his qualifying deposit bears to the total qualifying deposits of all subscribing Eligible Account Holders whose subscriptions remain unfilled. The subscription rights of Eligible Account Holders who are also directors or officers of Greenville Federal or their associates will be subordinated to the subscription rights of other Eligible Account Holders to the extent attributable to increased deposits of their director or officer in the year preceding March 31, 2004.

     To ensure proper allocation of stock, each subscriber must list on the subscription order form all accounts in which the subscriber has an ownership interest. Failure to list all accounts on the order form could result in your receiving fewer shares of stock than you would have received if you had listed all accounts.

     Priority Category 2: Tax-Qualified Employee Plans. Tax-qualified employee plans of Greenville Federal and Greenville Federal Financial Corporation will be entitled to receive nontransferable subscription rights to purchase up to 10% of the shares of common stock of Greenville Federal Financial Corporation. We intend to cause the ESOP to purchase a number of shares equal to 8.7% of the number of shares sold in the offering. Subscriptions by the ESOP will not be aggregated with shares purchased directly by or otherwise attributable to any other participants in the offering, including subscriptions of any of the directors, officers, employees or associates of Greenville Federal.

     Subscription rights received pursuant to this category will be subordinated to all rights received by Eligible Account Holders; provided, however, that the tax-qualified employee plans will have a first priority subscription right to the extent that the total number of shares of Greenville Federal Financial Corporation common stock sold in the offering exceeds the maximum of the estimated valuation range.

     Priority Category 3: Supplemental Eligible Account Holders. To the extent that there are sufficient shares remaining after satisfaction of subscriptions by Eligible Account Holders and the tax-qualified employee plans, each depositor with $50 or more on deposit as of the close of business on ______, 2005 (“Supplemental Eligible Account Holders”), will receive nontransferable subscription rights to subscribe for up to the greater of:

(1)	$150,000, or 15,000 shares of common stock;

(2)	one-tenth of one percent of the total offering of shares; or

(3)	15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of common stock to be issued by a fraction of which the numerator is the amount of the qualifying deposit of the Supplemental Eligible Account Holder and the denominator is the total amount of qualifying deposits of all Supplemental Eligible Account Holders in Greenville Federal, in each case on ______, 2005.

     Subscription rights received pursuant to this category shall be subordinated to all subscription rights received by Eligible Account Holders and tax-qualified employee plans pursuant to priority category nos. 1 and 2.

     In the event of an oversubscription for shares under this priority category, the shares available shall be allocated first to permit each subscribing Supplemental Eligible Account Holder, to the extent possible, to purchase a number of shares sufficient to make his total allocation equal to the lesser of: (i) 100 shares, or (ii) the number of shares subscribed for. Thereafter the unallocated shares shall be allocated among each subscribing Supplemental Eligible Account Holder pro rata in the same proportion that his qualifying deposit bears to the total qualifying deposits of all subscribing Supplemental Eligible Account Holders whose subscriptions remain unsatisfied.

     Preference Category No. 4: Other Members. To the extent that there are sufficient shares remaining after satisfaction of the subscriptions of Eligible Account Holders, tax-qualified plans and Supplemental Eligible Account Holders, each member of Greenville Federal as of the close of business on ______, 2005, will receive non-transferable subscription rights to subscribe for shares of Greenville Federal Financial Corporation common stock up to the greater of the following amounts:

(1)	$150,000, or 15,000 shares of common stock; or

(2)	one-tenth of one percent of the total offering of shares of common stock in the offering.

     In the event of an oversubscription for shares within this priority category, the shares available will be allocated among the subscribing Other Members pro rata in the same proportion that the subscriber’s number of votes on ______, 2005, bears to the total number of votes on that date of all subscribing members on that date. The number of votes shall be determined based on Greenville Federal’s mutual charter and bylaws in effect on the date of the special meeting, as well as applicable Office of Thrift Supervision regulations that provide voting rights to borrowers as of March 20, 1986, whose loans as of March 20, 1986, are still outstanding on ______, 2005.

     Direct community offering. To the extent any shares remain available for purchase after satisfaction of all subscriptions of Eligible Account Holders, tax-exempt employee plans, Supplemental Eligible Account Holders and Other Members, we may offer shares to members of the public. We will give preference to natural persons residing in Darke County, Ohio. The direct community offering, if any, will commence concurrently with, during or promptly after the Subscription Offering. The purchase price per share to the general public in a direct community offering will be the same as the subscription price.

     No Person may subscribe for or purchase more than $150,000 of stock in the direct community offering, if any. Further, we may limit total subscriptions so as to assure that the number of shares available for the public offering may be up to a specified percentage of the number of shares of Greenville Federal Financial Corporation stock. Finally, we may reserve shares offered in the direct community offering for sales to institutional investors.

     In the event of an oversubscription for shares in the direct community offering, shares may be allocated (to the extent shares remain available) first to cover orders of natural persons residing in the local community, then to cover the orders of any other person subscribing for shares in the direct community offering so that each such Person may receive 1,000 shares, and thereafter, on a pro rata basis to such persons based on the amount of their respective subscriptions. In the event that orders for stock in any of the categories exceed the number of shares available for sale, shares may be allocated on a pro rata basis within a category based on the amount of the respective orders. We may, in our sole discretion, reject subscriptions, in whole or in part, received from any person in the direct community offering. Further, we may elect to forego a direct community offering and instead effect a public offering as described below.

     Public offering. Any shares of stock not sold in the Subscription Offering or in the direct community offering, if any, may then be sold through Keefe, Bruyette & Woods, Inc., to selected members of the general public. It is expected that this public offering will commence as soon as practicable after termination of the Subscription Offering and the direct community offering, if any.

We may, in our sole discretion, reject any subscription, in whole or in part, received in the public offering. The public offering will be completed within 90 days after the termination of the Subscription Offering, unless extended. No person may purchase more than $150,000 of stock in the public offering, if any.

     Keefe, Bruyette & Woods, Inc., may enter into other agreements with selected dealers to assist in the sale of the stock in the public offering. No orders may be placed or filled by or for a selected dealer during the Subscription Offering. After the close of the Subscription Offering, Keefe, Bruyette & Woods, Inc., will instruct selected dealers as to the number of shares to be allocated to each selected dealer. Only after the close of the Subscription Offering and upon allocation of shares to selected dealers may selected dealers take orders from their customers. During the Subscription Offerings and the direct community offering, selected dealers may only solicit indications of interest from their customers to place orders with us as of a certain order date for the purchase of stock. When and if we believe, in consultation with Keefe, Bruyette & Woods, Inc., that enough indications of interest and orders have not been received in the subscription and community offerings to consummate the offering, we will instruct Keefe, Bruyette & Woods, Inc., to request, as of the order date, selected dealers to submit orders to purchase shares for which they have previously received indications of interest from their customers. Selected dealers will send confirmation of the orders to customers on the next business day after the order date. Selected deals will debit the accounts of their customers on the settlement date, which date will be three business days from the order date. Customers who authorize selected dealers to debit their brokerage accounts are required to have the funds for payment in their accounts on but not before the settlement date. On the settlement date, selected dealers will remit funds to the account established for each selected dealer. Each customer’s funds so forwarded to us, along with all other accounts held in the same title, will be insured by the FDIC up to $100,000 in accordance with applicable FDIC regulations. After payment has been received by us from selected dealers, funds will earn interest at our savings account rate until the completion or termination of the offering. Funds will be promptly returned, with interest, in the event the offering is not completed.

     Limitations on stock purchases. In addition to the limitations within each priority category, the following limitations apply:

(1)	No fewer than 25 shares of common stock may be purchased, to the extent shares are available;

(2)	No person may subscribe for or purchase in the offering more than $150,000 of stock.

(3)	No person together with any “associates” or group of persons “acting in concert” may subscribe for or purchase in the offering more than $200,000 of stock.

The term “associate” is used to indicate any of the following relationships with a person:

•	any corporation or organization (other than Greenville Federal, Greenville Federal Financial Corporation, Greenville Federal MHC or a majority-owned subsidiary of any of them) of which such person is a director, officer or partner or is, directly or indirectly, the beneficial owner of 10% or more of any class of equity securities;

•	any trust or other estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity;

•	any relative or spouse of such person, or any relative of such spouse, who has the same home as such person or who is a director or officer of Greenville Federal, Greenville Federal Financial Corporation, Greenville Federal MHC, or any subsidiary or affiliate of any of them; and

•	any person acting in concert with any of the persons or entities specified above.

     The definition of “associate” does not, however, include the relationship of any employee plan to any director or officer of Greenville Federal, Greenville Federal Financial Corporation, or Greenville Federal MHC. With respect to persons other than officers and directors of Greenville Federal, we may in our sole discretion determine the persons that are associates of other persons.

The term “acting in concert” means:

•	knowing participation in a joint activity or interdependent conscious parallel action towards a common goal, whether or not pursuant to an express agreement;

•	a combination or pooling of voting or other interests in the securities of an issuer for a common purpose pursuant to any contract, understanding, relationship, agreement or other arrangement, whether written or otherwise; or

•	a person or company which acts in concert with another person or company (“other party”) shall also be deemed to be acting in concert with any person or company who is also acting in concert with that other party, except that any tax-qualified employee plan will not be deemed to be acting in concert with its trustee or a person who serves in a similar capacity solely for the purpose of determining whether stock held by the trustee and stock held by the plan will be aggregated.

(4)	No non-tax qualified employee plan or any officer or director and his or her associates, exclusive of any stock acquired by such plans or such persons in the secondary market, may purchase more than 4.9% of the shares issued in the offering. For purposes of this paragraph (4) and paragraph (5) below, in calculating the number of shares held by any officer or director or his or her associates, shares to be held by any tax-qualified employee plan or non-tax-qualified employee plan that are attributable to such persons shall not be counted;

(5)	The maximum amount of stock acquired in the offering by non-tax-qualified employee plans or any officer or director and his or her associates, exclusive of any shares acquired by such plans or such person in the secondary market, shall not exceed 4.9% of the stockholders’ equity of Greenville Financial Corporation at the close of the offering;

(6)	The maximum amount of stock acquired in the offering by any tax-qualified plans, exclusive of any stock acquired by such plans in the secondary market, shall not exceed 4.9% of the shares issued in the offering or 4.9% of the shares stockholders’ equity of Greenville Federal Financial Corporation at the close of the offering;

(7)	The maximum amount of stock that may be purchased in the offering by all non-tax-qualified employee plans and officers and directors and their associates, exclusive of any stock acquired by such plans or such persons in the secondary market, shall not exceed 33% of the shares of stock held by persons other than Greenville Federal MHC at the close of the offering or exceed 31% of the stockholders’ equity of Greenville Federal Financial Corporation held by persons other than Greenville Federal MHC at the close of the offering. For purposes of this paragraph (7), in calculating the number of shares held by officers and directors and their associates, shares held by any tax-qualified employee plans or non-tax-qualified employee plans that are attributable to such persons shall not be included; and

(8)	The maximum amount of stock purchased in the offering by all non-tax-qualified plans and tax-qualified employee plans, except the ESOP, shall not exceed 25% of the outstanding stock held by persons other than Greenville Federal MHC at the close of the offering.

     Depending upon market and financial conditions, the boards of directors of Greenville Federal Financial Corporation and Greenville Federal, with the approval of the Office of Thrift Supervision and without further approval of the members, may increase or decrease any of the above purchase limitations. Should we increase the maximum purchase limitation, persons who previously subscribed for the maximum number of shares will be given the opportunity to subscribe for additional shares.

Marketing arrangements

     Greenville Federal Financial Corporation and Greenville Federal have retained Keefe, Bruyette & Woods, Inc., to consult with and to advise Greenville Federal, and to assist Greenville Federal Financial Corporation, on a best efforts basis, in the distribution of the shares of common stock in the Subscription Offering and direct community offering. The services that Keefe, Bruyette & Woods, Inc., will provide include, but are not limited to:

•	training the employees of Greenville Federal who will perform certain ministerial functions in the Subscription Offering and direct community offering regarding the mechanics and regulatory requirements of the stock offering process;

•	managing the stock information centers by assisting interested stock subscribers and by keeping records of all stock orders;

•	preparing marketing materials; and

•	assisting in the solicitation of proxies from Greenville Federal’s members for use at the special meeting.

     For its services, Keefe, Bruyette & Woods, Inc., will receive a management fee of $25,000 and a success fee of 1.35% of the aggregate purchase price of the shares of Greenville Federal Financial Corporation common stock sold in the Subscription Offering and direct community offering. The success fee paid to Keefe, Bruyette & Woods, Inc., will be reduced by the amount of the management fee. In the event that selected dealers are used to assist in the sale of shares of Greenville Federal Financial Corporation common stock in the direct community offering, Keefe, Bruyette & Woods, Inc., will be paid a fee of up to 5.5% of the total purchase price of the shares sold by such dealers, from which Keefe, Bruyette & Woods, Inc., will pay the dealers. Greenville Federal has agreed to indemnify Keefe, Bruyette & Woods, Inc., against certain claims or liabilities, including certain liabilities under the Securities Act of 1933, as amended, and will contribute to payments Keefe, Bruyette & Woods, Inc., may be required to make in connection with any such claims or liabilities. In addition, Keefe, Bruyette & Woods, Inc., will be reimbursed for the fees of its legal counsel in an amount not to exceed $35,000 and other reasonable out-of-pocket expenses, which are expected to be $10,000.

     Sales of shares of Greenville Federal Financial Corporation common stock will be made by registered representatives affiliated with Keefe, Bruyette & Woods, Inc., or by the broker-dealers managed by Keefe, Bruyette & Woods, Inc. Keefe, Bruyette & Woods, Inc., has undertaken that the shares of Greenville Federal Financial Corporation common stock will be sold in a manner that will ensure that the distribution standards of the NASDAQ Stock Market will be met. A stock information center will be established at the main office of Greenville Federal in Greenville, Ohio. Greenville Federal Financial Corporation will rely on Rule 3a4-1 of the Securities Exchange Act of 1934 and sales of Greenville Federal Financial Corporation common stock will be conducted within the requirements of this rule, so as to permit officers, directors and employees to participate in the sale of Greenville Federal Financial Corporation common stock in those states where the law permits. No officer, director or employee of Greenville Federal Financial Corporation or Greenville Federal will be compensated directly or indirectly by the payment of commissions or other remuneration in connection with his or her participation in the sale of common stock.

Procedure for purchasing shares in the Subscription Offering

     To ensure that each purchaser receives a prospectus at least 48 hours before the Subscription Expiration Date (unless extended) in accordance with Rule 15c2-8 of the Securities Exchange Act of 1934, no prospectus will be mailed any later than five days prior to such date or hand delivered any later than two days prior to such date. Execution of the order form will confirm receipt or delivery in accordance with Rule 15c2-8. Order forms will only be distributed with a prospectus.

     To purchase shares in the Subscription Offering, an executed order form with the required payment for each share subscribed for, or with appropriate authorization for withdrawal from a deposit account at Greenville Federal, must be received by Greenville Federal by noon, Eastern ______Time, on the Subscription Expiration Date, unless extended. In addition, Greenville Federal Financial Corporation and Greenville Federal will require a prospective purchaser to execute a certification in the form required by applicable Office of Thrift Supervision regulations in connection with any sale of common stock. Order forms that are not received by this time or are executed defectively or are received without full payment or appropriate withdrawal instructions are not required to be accepted. In addition, Greenville Federal will not accept orders submitted on photocopied or facsimiled order forms nor order forms unaccompanied by an executed certification form. Greenville Federal has the right to waive or permit the correction of incomplete or improperly executed forms, but does not represent that it will do so. Once received, an executed order form may not be modified, amended or rescinded without the consent of Greenville Federal, unless the reorganization has not been completed within 45 days after the end of the Subscription Offering, or this period has been extended.

     In order to ensure that Eligible Account Holders, Tax-Qualified Employee Plans, Supplemental Eligible Account Holders and Other Members are properly identified as to their stock purchase priority, depositors as of the close of business on the Eligibility Record Date (March 31, 2004) or the Supplemental Eligibility Record Date (______, 2005) and depositors and certain borrowers as of the close of business on the voting record date (______, 2005) must list all accounts with Greenville Federal on the stock order form giving all names in each account and the account numbers.

     Payment for subscriptions may be made:

•	by check or money order payable to Greenville Federal Financial Corporation;

•	by authorization of withdrawal from deposit accounts maintained with Greenville Federal (including a certificate of deposit); or

•	in cash, if delivered in person at any full-service banking office of Greenville Federal, although we request that you exchange cash for a check with any of our tellers.

     No wire transfers or third-party checks will be accepted. Interest will be paid on payments made by cash, check or money order at our then-current savings account yield from the date payment is received until completion of the offering. If payment is made by authorization of withdrawal from deposit accounts, the funds authorized to be withdrawn from a deposit account will continue to accrue interest at the contractual rate, but may not be used by the subscriber until all of Greenville Federal Financial Corporation common stock has been sold or the plan of reorganization is terminated, whichever is earlier.

     If a subscriber authorizes Greenville Federal to withdraw the amount of the purchase price from his deposit account, Greenville Federal will do so as of the effective date of the reorganization. Greenville Federal will waive any applicable penalties for early withdrawal from certificate accounts.

     In the event of an unfilled amount of any subscription order, Greenville Federal will make an appropriate refund or cancel an appropriate portion of the related withdrawal authorization, after completion of the offering. If for any reason the offering is not consummated, purchasers will have refunded to them all payments made, with interest, and all withdrawal authorizations will be canceled in the case of subscription payments authorized from accounts at Greenville Federal.

     If any tax-qualified employee plans or non-tax-qualified employee plans subscribe for shares during the Subscription Offering, these plans will not be required to pay for the shares subscribed for at the time they subscribe, but rather, may pay for shares of common stock subscribed for at the purchase price upon completion of the Subscription Offering and direct community offering, if all shares are sold, or upon completion of the public offering if shares remain to be sold in such offering. In the event that, after the completion of the Subscription Offering, the amount of shares to be issued is increased above the maximum of the estimated valuation range included in this prospectus, the tax-qualified and non-tax-qualified employee plans will be entitled to increase their subscriptions by a percentage equal to the percentage increase in the amount of shares to be issued above the maximum of the estimated valuation range, provided that such subscription will continue to be subject to applicable purchase limits and stock allocation procedures.

     Owners of self-directed individual retirement accounts (“IRAs”) and Coverdell education savings accounts (“Coverdell Accounts”) may use the assets of their IRAs and Coverdell Accounts to purchase shares of Greenville Federal Financial Corporation common stock in the Subscription Offering and direct community offering. ERISA provisions and IRS regulations require that officers, directors and 10% stockholders who use self-directed IRA funds or Coverdell Accounts to purchase shares of common stock in the offerings make such purchases for the exclusive benefit of the IRAs or Coverdell Accounts. Persons with IRAs or Coverdell Accounts at Greenville Federal must have their accounts transferred to a self-directed IRA or a Coverdell Account with an unaffiliated trustee in order to purchase common stock in the offering. The transfer of funds to a new trustee takes time, so please contact the Stock Information Center or your broker to make arrangements as soon as possible.

     The records of Greenville Federal will be deemed to control with respect to all matters related to the existence of subscription rights and a person’s right to purchase shares of common stock in the Subscription Offering.

Restrictions on transfer of subscription rights and shares

     Pursuant to the rules and regulations of the Office of Thrift Supervision, no person with subscription rights may transfer or enter into any agreement or understanding to transfer the legal or beneficial ownership of the subscription rights issued under the plan of reorganization or the shares of common stock to be issued upon their exercise. Such rights may be exercised only by the person to whom they are granted and only for such person’s account. Each person exercising such subscription rights will be required to certify that the person is purchasing shares solely for the person’s own account and that such person has no agreement or understanding regarding the sale or transfer of such shares. Federal regulations also prohibit any person from offering or making an announcement of an offer or intent to make an offer to purchase such subscription rights or shares of common stock prior to the completion of the reorganization.

     Greenville Federal will refer to the Office of Thrift Supervision any situations that it believes may involve a transfer of subscription rights and will not honor orders believed by it to involve the transfer of such rights.

Delivery of certificates

     Greenville Federal Financial Corporation’s transfer agent will mail certificates representing common stock issued in the offering to the persons entitled to them at the addresses of such persons appearing on the stock order forms as soon as practicable following completion of the reorganization. Any certificates returned as undeliverable will be held by Greenville Federal Financial Corporation until claimed by persons legally entitled to them or will be otherwise disposed of in accordance with applicable law. Until certificates for common stock are available and delivered to subscribers, the subscribers may not be able to sell the common stock for which they have subscribed, even though trading of the common stock may have commenced.

Required approvals

     Various approvals of the Office of Thrift Supervision are required in order to consummate the reorganization. The Office of Thrift Supervision has approved the plan of reorganization, subject to approval by Greenville Federal’s members and other standard conditions. Greenville Federal Financial Corporation’s holding company application has also been approved.

     Greenville Federal Financial Corporation is required to make certain filings with state securities regulatory authorities in connection with the issuance of Greenville Federal Financial Corporation common stock in the offering.

Restrictions on purchase or transfer of shares after the reorganization

     All shares of common stock purchased in connection with the reorganization by a director or an executive officer of Greenville Federal Financial Corporation and Greenville Federal will be subject to a restriction that the shares not be sold for a period of one year following the reorganization except in the event of the death of the director or officer or pursuant to a merger or similar transaction approved by the Office of Thrift Supervision. Each certificate for restricted shares will bear a legend giving notice of this restriction on transfer, and instructions will be issued to the effect that any transfer within such time period of any certificate or record ownership of the shares other than as provided above is a violation of the restriction. Any shares of common stock issued at a later date within this one-year period as a stock dividend, stock split or otherwise with respect to the restricted stock will be subject to the same restrictions.

     Directors, executive officers and their associates may purchase common stock of Greenville Federal Financial Corporation during the three-year period following completion of the reorganization only through a broker or dealer registered with the Securities and Exchange Commission, except with the prior written approval of the Office of Thrift Supervision. This restriction does not apply, however, to negotiated transactions involving more than 1% of Greenville Federal Financial Corporation’s outstanding common stock or to certain purchases of stock pursuant to an employee stock benefit plan.

     Pursuant to Office of Thrift Supervision regulations, Greenville Federal Financial Corporation may not, for a period of one year following completion of this offering, repurchase shares of the common stock except on a pro rata basis, pursuant to an offer approved by the Office of Thrift Supervision and made to all stockholders, or through open market purchases of up to five percent of the outstanding stock where extraordinary circumstances exist.

Proposed purchases by management

     The following table sets forth the number of shares of Greenville Federal Financial Corporation, the aggregate purchase price, and the percent of the shares that would be sold at the midpoint of the estimated valuation range, our directors and senior executive officers anticipate purchasing in the offering, assuming sufficient shares are available to satisfy their subscriptions. The amounts include shares that may be purchased through individual retirement accounts and by associates.

	Number	Aggregate	Percent
Name	of shares	purchase price	at midpoint
David Feltman	13,000	$130,000	1.07%

David M. Kepler	20,000	200,000	1.65

George S. Luce, Jr.	20,000	200,000	1.65

Richard J. O’Brien	15,000	150,000	1.23

Eunice F. Steinbrecher	15,000	150,000	1.23

James W. Ward	20,000	200,000	1.65

David R. Wolverton	20,000	200,000	1.65

Susan J. Allread	2,500	25,000	0.21

All directors and senior executive officers as a group (8 persons)	125,500	$1,255,000	10.33%

RESTRICTIONS ON ACQUISITION OF GREENVILLE FEDERAL FINANCIAL CORPORATION AND GREENVILLE FEDERAL

     The principal federal regulatory restrictions that affect the ability of any person, firm or entity to acquire Greenville Federal Financial Corporation, Greenville Federal or their respective capital stock are described below. Also discussed are certain provisions in Greenville Federal Financial Corporation’s charter and bylaws that may be deemed to affect the ability of a person, firm or entity to acquire Greenville Federal Financial Corporation.

Federal law

     The Change in Bank Control Act provides that no person, acting directly or indirectly or through or in concert with one or more other persons, may acquire control of a savings institution unless the Office of Thrift Supervision has been given 60 days prior written notice. The Home Owners’ Loan Act provides that no company may acquire “control” of a savings institution without the prior approval of the Office of Thrift Supervision. Any company that acquires such control becomes a savings and loan holding company subject to registration, examination and regulation by the Office of Thrift Supervision. Pursuant to federal regulations, control of a savings institution is conclusively deemed to have been acquired by, among other things, the acquisition of more than 25% of any class of voting stock of the institution or the ability to control the election of a majority of the directors of an institution. Moreover, control is presumed to have been acquired, subject to rebuttal, upon the acquisition of more than 10% of any class of voting stock, or of more than 25% of any class of stock of a savings institution, where certain enumerated “control factors” are also present in the acquisition. The Office of Thrift Supervision may prohibit an acquisition of control if:

•	it would result in a monopoly or substantially lessen competition;

•	the financial condition of the acquiring person might jeopardize the financial stability of the institution; or

•	the competence, experience or integrity of the acquiring person indicates that it would not be in the interest of the depositors or of the public to permit the acquisition of control by such person.

These restrictions do not apply to the acquisition of a savings institution’s capital stock by one or more tax-qualified employee stock benefit plans, provided that the plans do not have beneficial ownership of more than 25% of any class of equity security of the savings institution.

     For a period of three years following completion of the reorganization, Office of Thrift Supervision regulations generally prohibit any person from acquiring or making an offer to acquire beneficial ownership of more than 10% of the stock of Greenville Federal Financial Corporation or Greenville Federal without Office of Thrift Supervision approval.

Charter and Bylaws of Greenville Federal Financial Corporation

     The following discussion is a summary of certain provisions of the charter and bylaws of Greenville Federal Financial Corporation that relate to corporate governance. The description is necessarily general and qualified by reference to the charter and bylaws.

     Classified board of directors. Certain provisions of Greenville Federal Financial Corporation’s charter and bylaws will impede changes in majority control of the board of directors. Greenville Federal Financial Corporation’s charter provides that the board of directors will be divided into three classes, with directors in each class elected for three-year staggered terms, except for the initial directors. It will therefore take two annual elections to replace a majority of Greenville Federal Financial Corporation’s board.

     Authorized but unissued shares of capital stock. Following the stock offering, Greenville Federal Financial Corporation will have authorized but unissued shares of preferred stock and common stock. Although these shares could be used by the board of directors of Greenville Federal Financial Corporation to make it more difficult or to discourage an attempt to obtain control of Greenville Federal Financial Corporation through a merger, tender offer, proxy contest or otherwise, it is unlikely that we would use or need to use shares for these purposes because

Greenville Federal MHC owns a majority of the common stock of Greenville Federal Financial Corporation.

     How shares are voted. Greenville Federal Financial Corporation’s charter provides that there will not be cumulative voting by stockholders for the election of Greenville Federal Financial Corporation’s directors. No cumulative voting rights means that Greenville Federal MHC, as the holder of a majority of the shares eligible to be voted at a meeting of stockholders, may elect all directors of Greenville Federal Financial Corporation to be elected at that meeting. This could prevent minority stockholder representation on Greenville Federal Financial Corporation’s board of directors.

     Restrictions on acquisitions of shares. Greenville Federal’s charter provides that for a period of five years from the closing of the stock issuance, no person other than Greenville Federal Financial Corporation and Greenville Federal MHC may offer directly or indirectly to acquire or acquire the beneficial ownership of more than 10% of any class of equity security of Greenville Federal Financial Corporation. This provision does not apply to any tax-qualified employee benefit plan of Greenville Federal or Greenville Federal Financial Corporation or to an underwriter or member of an underwriting or selling group involving the public sale or resale of securities of Greenville Federal Financial Corporation or any of its subsidiaries so long as after the sale or resale, no underwriter or member of the selling group is a beneficial owner of more than 10% of any class of equity securities of Greenville Federal Financial Corporation. In addition, during this five-year period, all shares owned over the 10% limit may not be voted in any matter submitted to stockholders for a vote. The inclusion of this provision in Greenville Federal’s charter is deemed to restrict the acquisition and voting of shares of Greenville Federal Financial Corporation.

     Procedures for stockholder nominations. Greenville Federal Financial Corporation’s bylaws provide that any stockholder wanting to make a nomination for the election of directors or a proposal for new business at a meeting of stockholders must send written notice to the Secretary of Greenville Federal Financial Corporation at least five days before the date of the annual meeting. The bylaws further provide that if a stockholder wanting to make a nomination or a proposal for new business does not follow the prescribed procedures, the proposal will not be considered until an adjourned, special, or annual meeting of the stockholders taking place 30 days or more thereafter. Management believes that it is in the best interests of Greenville Federal Financial Corporation and its stockholders to provide enough time for management to disclose to stockholders information about a dissident slate of nominations for directors. This advance notice requirement may also give management time to solicit its own proxies in an attempt to defeat any dissident slate of nominations if management thinks it is in the best interest of stockholders generally. Similarly, adequate advance notice of stockholder proposals will give management time to study such proposals and to determine whether to recommend to the stockholders that such proposals be adopted.

Benefit plans

     In addition to the provisions of Greenville Federal Financial Corporation’s charter and bylaws described above, benefit plans of Greenville Federal Financial Corporation and Greenville Federal intended to be adopted after completion of this offering contain provisions which also may discourage hostile takeover attempts that the board of directors of Greenville Federal might conclude are not in the best interests of Greenville Federal MHC, Greenville Federal Financial Corporation and Greenville Federal or of Greenville Federal Financial Corporation’s stockholders.

For a description of the benefit plans and the provisions of these plans relating to changes in control of Greenville Federal Financial Corporation or Greenville Federal, see “MANAGEMENT - Benefits.”

DESCRIPTION OF CAPITAL STOCK OF GREENVILLE FEDERAL FINANCIAL CORPORATION

General

     Greenville Federal Financial Corporation is authorized to issue 8,000,000 shares of common stock having a par value of $.01 per share and 1,000,000 shares of preferred stock having a par value of $0.01 per share. Greenville Federal Financial Corporation currently expects to issue up to a maximum of 1,397,250 shares of common stock, or 1,606,837 shares in the event that the maximum of the estimated offering range is increased by 15%, and no shares of preferred stock in the reorganization. Each share of Greenville Federal Financial Corporation’s common stock will have the same relative rights as, and will be identical in all respects with, each other share of common stock. Upon payment of the purchase price for the common stock in accordance with the plan of reorganization, all of the stock will be duly authorized, fully paid and nonassessable. Presented below is a description of all aspects of Greenville Federal Financial Corporation’s capital stock which are deemed material to an investment decision with respect to the reorganization.

     The common stock of Greenville Federal Financial Corporation will represent nonwithdrawable capital, will not be an account of an insurable type, and will not be insured by the FDIC.

Common stock

     Distributions. Greenville Federal Financial Corporation can pay dividends if, as and when declared by its board of directors, subject to compliance with limitations which are imposed by law. The holders of common stock of Greenville Federal Financial Corporation will be entitled to receive and share equally in these dividends as they may be declared by the board of directors of Greenville Federal Financial Corporation out of funds legally available for such purpose. If Greenville Federal Financial Corporation issues preferred stock, the holders of such preferred stock may have a priority over the holders of the common stock with respect to dividends. See “Our Plans Regarding Dividends.”

     Voting rights. Upon the effective date of the reorganization, the holders of common stock of Greenville Federal Financial Corporation will possess exclusive voting rights in Greenville Federal Financial Corporation. Each holder of common stock will be entitled to one vote per share and will not have any right to cumulate votes in the election of directors. Directors will be elected, therefore, by a plurality of the shares actually voting on the matter. Under certain circumstances, shares in excess of 10% of the issued and outstanding shares of common stock may be considered “excess shares” and, accordingly, not be entitled to vote. See “Restrictions on Acquisition of Greenville Federal Financial Corporation and Greenville Federal.” If Greenville Federal Financial Corporation issues preferred stock, holders of the preferred stock may also possess voting rights.

     Liquidation. In the event of any liquidation, dissolution or winding up of Greenville Federal, Greenville Federal Financial Corporation, as holder of Greenville Federal’s capital stock,

would be entitled to receive, after payment or provision for payment of all debts and liabilities of Greenville Federal, including all deposit accounts and accrued interest thereon and the liquidation account established as part of this offering, all assets of Greenville Federal available for distribution. In the event of liquidation, dissolution or winding up of Greenville Federal Financial Corporation, the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of Greenville Federal Financial Corporation available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution.

     Rights to buy additional shares. Holders of the common stock of Greenville Federal Financial Corporation will not be entitled to preemptive rights with respect to any shares that may be issued. Preemptive rights are the priority right to buy additional shares if Greenville Federal Financial Corporation issues more shares in the future. Therefore, if additional shares are issued by Greenville Federal Financial Corporation without the opportunity for existing stockholders to purchase more shares, a stockholder’s ownership interest in Greenville Federal Financial Corporation may be subject to dilution. The common stock is not subject to redemption.

Preferred stock

     None of the shares of Greenville Federal Financial Corporation’s authorized preferred stock will be issued in the reorganization. This stock may be issued with preferences and designations as the board of directors may from time to time determine. The board of directors can, without stockholder approval, issue preferred stock with voting, dividend, liquidation and reorganization rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control. Greenville Federal Financial Corporation has no present plans to issue preferred stock.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for Greenville Federal Financial Corporation common stock is [___name, city, state___].

EXPERTS

     Our financial statements as of June 30, 2004 and 2003, and for each of the two years in the period ended June 30, 2004, included in this prospectus have been audited by Grant Thornton LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the registration statement, and are included in reliance upon the report of this firm given upon the authority as experts in accounting and auditing.

     Keller & Company has consented to the publication in this prospectus of the summary of its report to Greenville Federal setting forth its opinion as to the estimated pro forma market value of the common stock upon reorganization and its letter with respect to subscription rights.

LEGAL AND TAX OPINIONS

     The legality of the common stock and the federal and Ohio income tax consequences of the reorganization have been passed upon for Greenville Federal by Vorys, Sater, Seymour and Pease LLP, counsel to Greenville Federal and Greenville Federal Financial Corporation. Certain legal matters will be passed upon for Keefe, Bruyette & Woods, Inc., by Squire, Sanders & Dempsey L.L.P.

ADDITIONAL INFORMATION

     Greenville Federal Financial Corporation has filed with the Securities and Exchange Commission (the “SEC”) a registration statement under the Securities Act of 1933 with respect to the common stock offered by this prospectus. As permitted by the rules and regulations of the SEC, this prospectus does not contain all the information set forth in the registration statement. This information, including the appraisal report which is an exhibit to the registration statement, can be examined without charge at the public reference facilities of the SEC located at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of this material can be obtained from the SEC at prescribed rates. In addition, the SEC maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, including Greenville Federal Financial Corporation. The statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are, of necessity, brief descriptions thereof and are not necessarily complete; each statement is qualified by reference to the contract or document. Greenville Federal also maintains a website (http://www.greenvillefederal.com) which contains various information about Greenville Federal.

     Greenville Federal has filed a Mutual Holding Company Application on Form MHC-1 and a Holding Company Application on Form H-(e)1 with the Office of Thrift Supervision with respect to the reorganization. This prospectus omits certain information contained in those applications. The applications may be examined at the principal office of the Office of Thrift Supervision, 1700 G Street, N.W., Washington, D.C. 20552, and at the Northeast Regional Office of the Office of Thrift Supervision located at Harborside Financial Center Plaza Five, Suite 1600, Jersey City, New Jersey 07311.

     In connection with the reorganization, Greenville Federal Financial Corporation will register its common stock with the SEC under Section 12 of the Securities Exchange Act of 1934, and, upon such registration, Greenville Federal Financial Corporation and the holders of its stock will become subject to the proxy solicitation rules, reporting requirements and restrictions on stock purchases and sales by directors, officers and greater than 10% stockholders, the annual and periodic reporting and certain other requirements of the Securities Exchange Act of 1934. Under the plan of reorganization, Greenville Federal Financial Corporation has undertaken that it will not terminate this registration for a period of at least three years following the reorganization.

     A copy of the plan of reorganization, the charter and bylaws of Greenville Federal Financial Corporation and Greenville Federal are available without charge from Greenville Federal. Requests for such information should be directed to: Stockholder Relations, Greenville Federal, 690 Wagner Avenue, Greenville, Ohio 45331.

     You should rely only on the information contained in this document or the information to which we have referred you. We have not authorized anyone to provide you with information that is different. This document does not constitute an offer to sell, or the solicitation of an offer to buy, any of the securities offered by this document to any person in any jurisdiction in which such offer or solicitation would be unlawful. The affairs of Greenville Federal Savings and Loan Association or Greenville Federal Financial Corporation may change after the date of this prospectus. Delivery of this document and the sales of shares made under this document does not mean otherwise.

GREENVILLE FEDERAL SAVINGS AND LOAN ASSOCIATION

FINANCIAL STATEMENTS

Nine months ended March 31, 2005 and 2004 (unaudited) and
years ended June 30, 2004 and 2003

The financial statements of Greenville Federal Financial Corporation are not presented as the corporation was not active during any of the periods presented.

All financial statement schedules are omitted because the required information either is not applicable or is shown in the financial statements or in the notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Greenville Federal Savings and Loan Association

We have audited the accompanying statements of financial condition of Greenville Federal Savings and Loan Association as of June 30, 2004 and 2003, and the related statements of operations, comprehensive income, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Association’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Greenville Federal Savings and Loan Association as of June 30, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Cincinnati, Ohio
August 6, 2004

GREENVILLE FEDERAL SAVINGS AND LOAN ASSOCIATION

STATEMENTS OF FINANCIAL CONDITION

(In thousands)

	March 31,	June 30,
	2005	2004	2003
	(Unaudited)
ASSETS
Cash and due from banks	$2,083	$2,249	$2,474
Interest-bearing deposits in other financial institutions	1,021	5,653	9,919

Cash and cash equivalents	3,104	7,902	12,393

Certificates of deposit in other financial institutions	—	297	6,237
Investment securities designated as available for sale — at market	15,651	15,404	20,214
Investment securities designated as held to maturity — at amortized cost, approximate market value of $17,666, $18,763 and $22,161 at March 31, 2005 and June 30, 2004 and 2003, respectively	18,000	18,999	22,000
Mortgage-backed securities designated as held to maturity - at amortized cost, approximate market value of $1,911, $2,622 and $3,256 at March 31, 2005 and June 30, 2004 and 2003, respectively	1,891	2,591	3,155
Loans receivable — net	76,554	72,571	65,288
Loans held for sale — at lower of cost or market	—	—	1,297
Office premises and equipment — at depreciated cost	2,178	2,276	2,231
Real estate acquired through foreclosure	181	66	37
Stock in Federal Home Loan Bank — at cost	1,748	1,693	1,627
Cash surrender value of life insurance	3,538	3,435	1,657
Accrued interest receivable on loans	411	417	437
Accrued interest receivable on mortgage-backed securities	9	13	20
Accrued interest receivable on investment securities and other	161	146	132
Prepaid expenses and other assets	457	447	456
Prepaid federal income taxes	364	78	54

Total assets	$124,247	$126,335	$137,235

LIABILITIES AND RETAINED EARNINGS

Deposits	$78,297	$83,970	$89,883
Advances from the Federal Home Loan Bank	31,025	27,347	31,690
Advances by borrowers for taxes and insurance	248	317	100
Accrued interest payable	154	161	225
Other liabilities	1,326	667	1,109
Deferred federal income taxes	125	200	352

Total liabilities	111,175	112,662	123,359

Commitments and contingencies	—	—	—

Retained earnings — restricted	13,236	13,795	13,876
Accumulated comprehensive loss — unrealized losses on securities designated as available for sale, net of related tax effects	(164)	(122)	—

Total retained earnings	13,072	13,673	13,876

Total liabilities and retained earnings	$124,247	$126,335	$137,235

The accompanying notes are an integral part of these statements.

GREENVILLE FEDERAL SAVINGS AND LOAN ASSOCIATION

STATEMENTS OF OPERATIONS

(In thousands)

	For the nine months ended		For the years ended
	March 31,		June 30,
	2005	2004	2004	2003
	(Unaudited)
Interest income
Loans	$3,694	$3,528	$4,718	$5,739
Mortgage-backed securities	68	77	96	209
Investments	777	880	1,146	971
Interest-bearing deposits and other	88	141	170	280

Total interest income	4,627	4,626	6,130	7,199

Interest expense
Deposits	1,202	1,435	1,856	2,548
Borrowings	1,026	1,139	1,495	1,593

Total interest expense	2,228	2,574	3,351	4,141

Net interest income	2,399	2,052	2,779	3,058

Provision for losses on loans	180	10	10	40

Net interest income after provision for losses on loans	2,219	2,042	2,769	3,018

Other income (loss)
Customer service charges	395	368	503	424
Gain on sale of loans	—	41	41	706
Gain on sale of real estate acquired through foreclosure	23	10	8	—
Loss on sale of investment securities designated as available for sale	—	—	(60)	—
Other operating	143	94	168	41

Total other income	561	513	660	1,171

General, administrative and other expense
Employee compensation and benefits	2,445	1,508	2,013	1,792
Occupancy and equipment	336	380	503	477
Franchise taxes	139	134	181	184
Data processing	327	294	395	349
Advertising	72	90	110	108
Charitable contributions	62	7	7	35
Other operating	298	297	414	360

Total general, administrative and other expense	3,679	2,710	3,623	3,305

Earnings (loss) before income taxes (credits)	(899)	(155)	(194)	884

Federal income taxes (credits)
Current	(286)	(5)	(24)	286
Deferred	(54)	(82)	(89)	16

Total federal income taxes (credits)	(340)	(87)	(113)	301

NET EARNINGS (LOSS)	$(559)	$(68)	$(81)	$583

The accompanying notes are an integral part of these statements.

GREENVILLE FEDERAL SAVINGS AND LOAN ASSOCIATION

STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)

	For the nine months ended		For the years ended
	March 31,		June 30,
	2005	2004	2004	2003
	(Unaudited)
Net earnings (loss)	$(559)	$(68)	$(81)	$583

Other comprehensive income (loss), net of related tax benefits:
Unrealized holding losses on securities during the period, net of tax benefits of $22, $41 and $83 for the nine months ended March 31, 2005 and 2004 and the year ended June 30, 2004, respectively	(42)	(80)	(162)	—

Reclassification adjustment for realized losses included in earnings, net of tax benefits of $21 for the year ended June 30, 2004	—	—	40	—

Comprehensive income (loss)	$(601)	$(148)	$(203)	$583

Accumulated comprehensive loss	$(164)	$(80)	$(122)	$—

The accompanying notes are an integral part of these statements.

GREENVILLE FEDERAL SAVINGS AND LOAN ASSOCIATION

STATEMENTS OF RETAINED EARNINGS

For the nine months ended March 31, 2005 (unaudited) and the years ended June 30, 2004 and 2003
(In thousands)

Balance at July 1, 2002	$13,293

Net earnings for the year ended June 30, 2003	583

Balance at June 30, 2003	13,876

Unrealized losses on securities designated as available for sale, net of realized losses and related tax benefits	(122)

Net loss for the year ended June 30, 2004	(81)

Balance at June 30, 2004	13,673

Unrealized losses on securities designated as available for sale, net of related tax benefits	(42)

Net loss for the nine months ended March 31, 2005 (unaudited)	(559)

Balance at March 31, 2005 (unaudited)	$13,072

The accompanying notes are an integral part of these statements.

GREENVILLE FEDERAL SAVINGS AND LOAN ASSOCIATION

STATEMENTS OF CASH FLOWS

(In thousands)

	For the nine months ended		For the years ended
	March 31,		June 30,
	2005	2004	2004	2003
	(Unaudited)
Cash flows from operating activities:
Net earnings (loss) for the period	$(559)	$(68)	$(81)	$583
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities:
Accretion and amortization of premiums and discounts on investment and mortgage-backed securities — net	—	3	1	10
Amortization of deferred loan origination fees	(63)	(85)	(102)	(218)
Depreciation and amortization	155	199	269	253
Amortization and impairment of mortgage servicing rights	24	72	85	79
Provision for losses on loans	180	10	10	40
Loss on sale of investment securities	—	—	60	—
Origination of loans for sale in the secondary market	—	(216)	(216)	(21,655)
Proceeds from sale of loans	—	1,543	1,543	21,069
Gain on sale of loans	—	(41)	(41)	(706)
Gain on sale of real estate acquired through foreclosure	(23)	(10)	(8)	—
Federal Home Loan Bank stock dividends	(55)	(49)	(66)	(68)
Increase (decrease) in cash due to changes in:
Accrued interest receivable on loans	6	20	19	78
Accrued interest receivable on mortgage-backed securities	4	9	8	14
Accrued interest receivable on investment securities and other	(15)	(44)	(14)	(85)
Prepaid expenses and other assets	(10)	(94)	(64)	(138)
Accrued interest payable	(7)	(80)	(64)	27
Other liabilities	659	(483)	(441)	687
Federal income taxes
Current	(286)	(6)	(24)	(88)
Deferred	(54)	(82)	(89)	16

Net cash provided by (used in) operating activities	(44)	598	785	(102)

Cash flows provided by (used in) investing activities:
Purchases of investment securities designated as available for sale	(310)	(325)	(436)	(4,973)
Purchases of investment securities designated as held to maturity	(2,000)	(15,373)	(20,000)	(30,661)
Proceeds from sale of investment securities designated as available for sale	—	—	5,000	—
Proceeds from maturity of investment securities designated as held to maturity	3,000	18,374	28,945	14,367
Purchases of mortgage-backed securities designated as held to maturity	—	—	(1,000)	—
Proceeds from repayment of mortgage-backed securities	699	1,301	1,560	1,869
Loan principal repayments	14,031	21,151	27,233	48,455
Loan disbursements	(18,268)	(26,739)	(34,550)	(27,388)
Purchase of office premises and equipment	(57)	(99)	(314)	(123)
Proceeds from involuntary conversion of office premises and equipment	—	—	—	46
Proceeds from sale of real estate acquired through foreclosure	21	107	105	184
Purchase of bank-owned life insurance	—	(1,640)	(1,640)	(1,650)
Increase in cash surrender value of life insurance	(103)	(103)	(139)	(7)
Decrease in certificates of deposit in other financial institutions	297	5,247	—	—

Net cash provided by (used in) investing activities	(2,690)	1,901	4,764	119

Net cash provided by (used in) operating and investing activities (subtotal carried forward)	(2,734)	2,499	5,549	17

GREENVILLE FEDERAL SAVINGS AND LOAN ASSOCIATION

STATEMENTS OF CASH FLOWS (CONTINUED)

(In thousands)

	For the nine months ended		For the years ended
	March 31,		June 30,
	2005	2004	2004	2003
	(Unaudited)
Net cash provided by (used in) operating and investing activities (subtotal brought forward)	$(2,734)	$2,499	$5,549	$17

Cash flows provided by (used in) financing activities:
Net increase (decrease) in deposit accounts	(5,673)	(5,040)	(5,913)	4,669
Proceeds from Federal Home Loan Bank advances	7,000	3,000	3,000	7,000
Repayment of Federal Home Loan Bank advances	(3,322)	(6,551)	(7,343)	(3,690)
Advances by borrowers for taxes and insurance	(69)	120	216	(212)

Net cash provided by (used in) financing activities	(2,064)	(8,471)	(10,040)	7,767

Net increase (decrease) in cash and cash equivalents	(4,798)	(5,972)	(4,491)	7,784

Cash and cash equivalents at beginning of period	7,902	12,393	12,393	4,609

Cash and cash equivalents at end of period	$3,104	$6,421	$7,902	$12,393

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Federal income taxes	$—	$—	$—	$373

Interest on deposits and borrowings	$2,235	$2,654	$3,415	$4,114

Supplemental disclosure of noncash investing activities:
Transfers from loans to real estate acquired through foreclosure	$308	$60	$126	$226

Loans originated upon sale of real estate acquired through foreclosure	$195	$—	$—	$97

Unrealized losses on securities designated as available for sale, net of related tax benefits	$(42)	$(80)	$(162)	$—

Recognition of mortgage servicing rights in accordance with SFAS No. 140	$—	$12	$12	$209

The accompanying notes are an integral part of these statements.

GREENVILLE FEDERAL SAVINGS AND LOAN ASSOCIATION

NOTES TO FINANCIAL STATEMENTS

Nine months ended March 31, 2005 and 2004 (unaudited)
and years ended June 30, 2004 and 2003

NOTE A — SUMMARY OF ACCOUNTING POLICIES

Greenville Federal Savings and Loan Association (the “Association”) is a federally-chartered mutual financial institution located in Greenville, Ohio. The Association conducts a general banking business in west-central Ohio which consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer and nonresidential purposes. The Association’s profitability is significantly dependent on net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Association can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management’s control.

The financial information presented herein has been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and general accounting practices within the financial services industry. In preparing financial statements in accordance with U.S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

The accompanying financial statements and related footnote data as of March 31, 2005 and for the nine months ended March 31, 2005 and 2004, are unaudited, but in the opinion of management include all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation thereof. The results of operations for the nine months ended March 31, 2005 are not necessarily indicative of the results that may be expected for the entire fiscal year.

The following is a summary of the Association’s significant accounting policies which have been consistently applied in the preparation of the accompanying financial statements.

1. Basis of Presentation

The Association has a wholly-owned subsidiary, Greenville Financial Service Corporation (“Greenville Financial”). The principal assets of Greenville Financial at March 31, 2005 and June 30, 2004 and 2003, were an investment in common stock of the Association’s data service center and an intercompany cash balance, which have historically totaled less than $30,000; Greenville Financial has no liabilities and insignificant historic results of operations (See Note N). The subsidiary has not been consolidated historically due to the materiality of such assets and operations in relation to the financial statements of the Association as a whole.

2. Investment and Mortgage-Backed Securities

The Association accounts for investment and mortgage-backed securities in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115 “Accounting for Certain Investments in Debt and Equity Securities.” SFAS No. 115 requires that investments be categorized as held to maturity, trading, or available for sale. Securities classified as held to maturity are carried at amortized cost only if the Association has the positive intent and ability to hold these securities to maturity. Securities designated as available for sale are carried at fair value with resulting unrealized gains or losses recorded to retained earnings.

Realized gains and losses on sales of securities are recognized using the specific identification method.

GREENVILLE FEDERAL SAVINGS AND LOAN ASSOCIATION

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Nine months ended March 31, 2005 and 2004 (unaudited)
and years ended June 30, 2004 and 2003

NOTE A — SUMMARY OF ACCOUNTING POLICIES (continued)

3. Loans Receivable

Loans held in the portfolio are stated at the principal balance outstanding, adjusted for deferred loan origination fees and costs and the allowance for loan losses. Interest is accrued as earned unless the collectibility of the loan is in doubt. Interest on loans that are contractually past due is charged off, or an allowance is established based on management’s periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management’s judgment, the borrower’s ability to make periodic interest and principal payments has returned to normal, in which case the loan is returned to accrual status.

Loans held for sale are carried at the lower of cost or market, determined in the aggregate. In computing cost, deferred loan origination fees are deducted from the principal balances of the related loans. At June 30, 2003, loans held for sale were carried at cost. The Association had no loans held for sale at March 31, 2005 and June 30, 2004.

The Association accounts for mortgage servicing rights pursuant to the provisions of SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” which requires that the Association recognize as separate assets, rights to service mortgage loans for others, regardless of how those servicing rights are acquired. An institution that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells those loans with servicing rights retained must allocate some of the cost of the loans to mortgage servicing rights.

SFAS No. 140 requires that capitalized mortgage servicing rights and capitalized excess servicing receivables be assessed for impairment. Impairment is measured based on fair value. The mortgage servicing rights recorded by the Association, calculated in accordance with the provisions of SFAS No. 140, were segregated into pools for valuation purposes, using as pooling criteria the loan term and coupon rate. Once pooled, each grouping of loans was evaluated on a discounted earnings basis to determine the present value of future earnings that a purchaser could expect to realize from each portfolio. Earnings were projected from a variety of sources, including loan servicing fees, interest earned on float, net interest earned on escrows, miscellaneous income, and costs to service the loans. The present value of future earnings is the “economic” value for the pool, i.e., the net realizable present value to an acquirer of the acquired servicing.

GREENVILLE FEDERAL SAVINGS AND LOAN ASSOCIATION

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Nine months ended March 31, 2005 and 2004 (unaudited)
and years ended June 30, 2004 and 2003

NOTE A — SUMMARY OF ACCOUNTING POLICIES (continued)

3. Loans Receivable (continued)

A summary of the Association’s mortgage servicing rights is as follows:

	March 31,		June 30,
	2005	2004	2004	2003
		(In thousands)
Balance at beginning of period	$239	$312	$312	$182

Recognition of mortgage servicing rights on sale of loans	—	12	12	209

Amortization of mortgage servicing rights	(24)	(72)	(85)	(79)

Balance at end of period	$215	$252	$239	$312

Valuation allowance for impairment at beginning of period	$(24)	$(53)	$(53)	$(20)

Valuation allowance recorded	—	—	—	(33)

Valuation allowance recovered	—	—	29	—

Valuation allowance for impairment at end of period	$(24)	$(53)	$(24)	$(53)

Net carrying value of mortgage servicing rights at end of period	$191	$199	$215	$259

At March 31, 2005, June 30, 2004 and 2003, the fair value of the Association’s mortgage servicing rights approximated the net carry values at the respective dates set forth above.

4. Loan Origination Fees and Costs

The Association accounts for loan origination fees and costs in accordance with SFAS No. 91, “Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases.” Pursuant to the provisions of SFAS No. 91, all loan origination fees received, net of certain direct origination costs, are deferred on a loan-by-loan basis and amortized to interest income using the interest method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits the definition of loan origination costs to the direct costs attributable to originating a loan, i.e., principally actual personnel costs. Fees received for loan commitments are deferred and amortized over the life of the related loan using the interest method.

GREENVILLE FEDERAL SAVINGS AND LOAN ASSOCIATION

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Nine months ended March 31, 2005 and 2004 (unaudited)
and years ended June 30, 2004 and 2003

NOTE A — SUMMARY OF ACCOUNTING POLICIES (continued)

5. Allowance for Loan Losses

It is the Association’s policy to provide valuation allowances for estimated losses on loans based upon past loss experience, trends in the level of delinquent and specific problem loans, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral and current and anticipated economic conditions in the primary market area. When the collection of a loan becomes doubtful, or otherwise troubled, the Association records a loan loss provision equal to the difference between the fair value of the property securing the loan and the loan’s carrying value. Major loans and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

The Association accounts for impaired loans in accordance with SFAS No. 114, “Accounting by Creditors for Impairment of a Loan,” which requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan’s effective interest rate or, as an alternative, at the loan’s observable market price or fair value of the collateral.

A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Association considers its investment in one- to four-family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to the Association’s investment in multi-family, nonresidential and commercial loans, and its evaluation of impairment thereof, such loans are collateral dependent and as a result are carried, as a practical expedient, at the lower of cost or fair value.

It is the Association’s policy to charge off, or provide a specific allowance on, unsecured credits that are more than 120 days delinquent. Similarly, collateral dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time. The Association had no loans that would be defined as impaired at March 31, 2005 and 2004, and June 30, 2004 and 2003.

6. Office Premises and Equipment

Office premises and equipment are carried at cost and include expenditures which extend the useful lives of existing assets. Maintenance, repairs and minor renewals are expensed as incurred. For financial reporting, depreciation and amortization are provided on the straight-line method over the useful lives of the assets, estimated to be forty years for buildings and improvements, three to ten years for furniture and equipment, and five years for automobiles. An accelerated method is used for tax reporting purposes.

GREENVILLE FEDERAL SAVINGS AND LOAN ASSOCIATION

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Nine months ended March 31, 2005 and 2004 (unaudited)
and years ended June 30, 2004 and 2003

NOTE A — SUMMARY OF ACCOUNTING POLICIES (continued)

7. Real Estate Acquired through Foreclosure

Real estate acquired through foreclosure is carried at the lower of the loan’s unpaid principal balance (cost) or fair value less estimated selling expenses at the date of acquisition. Real estate loss provisions are recorded if the properties’ fair value subsequently declines below the value determined at the recording date. In determining the lower of cost or fair value at acquisition, costs relating to development and improvement of property are considered. Costs relating to holding real estate acquired through foreclosure, net of rental income, are charged against earnings as incurred.

8. Federal Income Taxes

The Association accounts for federal income taxes pursuant to SFAS No. 109, “Accounting for Income Taxes.” Pursuant to the provisions of SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements that will result in taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management’s estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management’s estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

The Association’s principal temporary differences between pretax financial income and taxable income result primarily from the different methods of accounting for Federal Home Loan Bank stock dividends, deferred loan origination fees and costs, mortgage servicing rights and the allowance for loan losses. A temporary difference is also recognized for depreciation expense computed using accelerated methods for federal income tax purposes.

9. Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and interest-bearing deposits in other financial institutions (including the Federal Home Loan Bank and the Federal Reserve Bank) with original terms to maturity of less than ninety days.

10. Fair Value of Financial Instruments

SFAS No. 107, “Disclosures about Fair Value of Financial Instruments,” requires disclosure of fair value of financial instruments, both assets and liabilities, whether or not recognized in the statement of financial condition, for which it is practicable to estimate that value. For financial instruments where quoted market prices are not available, fair values are based on estimates using present value and other valuation methods.

GREENVILLE FEDERAL SAVINGS AND LOAN ASSOCIATION

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Nine months ended March 31, 2005 and 2004 (unaudited)
and years ended June 30, 2004 and 2003

NOTE A — SUMMARY OF ACCOUNTING POLICIES (continued)

10. Fair Value of Financial Instruments (continued)

The methods used are greatly affected by the assumptions applied, including the discount rate and estimates of future cash flows. Therefore, the fair values presented may not represent amounts that could be realized in an exchange for certain financial instruments.

The following methods and assumptions were used by the Association in estimating its fair value disclosures for financial instruments at March 31, 2005 and June 30, 2004 and 2003:

Cash and cash equivalents: The carrying amounts presented in the statements of financial condition for cash and cash equivalents are deemed to approximate fair value.

Certificates of deposit: The carrying amounts presented in the statements of financial condition for certificates of deposit are deemed to approximate fair value.

Investment and mortgage-backed securities: For investment and mortgage-backed securities, fair value is deemed to equal the quoted market price.

Loans receivable: The loan portfolio has been segregated into categories with similar characteristics, such as one- to four-family residential, multi-family residential, nonresidential real estate, commercial and consumer loans. These loan categories were further delineated into fixed-rate and adjustable-rate loans. The fair values for the resultant loan categories were computed via discounted cash flow analysis, using current interest rates offered for loans with similar terms to borrowers of similar credit quality.

Federal Home Loan Bank stock: The carrying amount presented in the statements of financial condition is deemed to approximate fair value.

Deposits: The fair value of checking and NOW accounts, savings accounts, and money market deposits is deemed to approximate the amount payable on demand at March 31, 2005, June 30, 2004 and 2003. Fair values for fixed-rate certificates of deposit have been estimated using a discounted cash flow calculation using the interest rates currently offered for deposits of similar remaining maturities.

Federal Home Loan Bank advances: The fair value of Federal Home Loan Bank advances has been estimated using discounted cash flow analysis, based on the interest rates currently offered for advances of similar remaining maturities.

Commitments to extend credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. At March 31, 2005, June 30, 2004 and 2003, the fair value of loan commitments was not material.

GREENVILLE FEDERAL SAVINGS AND LOAN ASSOCIATION

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Nine months ended March 31, 2005 and 2004 (unaudited)
and years ended June 30, 2004 and 2003

NOTE A — SUMMARY OF ACCOUNTING POLICIES (continued)

10. Fair Value of Financial Instruments (continued)

Based on the foregoing methods and assumptions, the carrying value and fair value of the Association’s financial instruments are as follows at March 31, 2005 and June 30, 2004 and 2003:

	March 31,		June 30,
	2005		2004		2003
	Carrying	Fair	Carrying	Fair	Carrying	Fair
	value	value	value	value	value	value
			(In thousands)
Financial assets
Cash and cash equivalents	$3,104	$3,104	$7,902	$7,902	$12,393	$12,393
Certificates of deposit	—	—	297	297	6,237	6,237
Investment securities available for sale	15,651	15,651	15,404	15,404	20,214	20,214
Investment securities held to maturity	18,000	17,666	18,999	18,763	22,000	22,161
Mortgage-backed securities	1,891	1,911	2,591	2,622	3,155	3,256
Loans receivable, including loans held for sale	76,554	78,513	72,571	75,589	66,585	70,869
Federal Home Loan Bank stock	1,748	1,748	1,693	1,693	1,627	1,627

	$116,948	$118,593	$119,456	$122,270	$132,212	$136,758

Financial liabilities
Deposits	$78,297	$78,586	$83,970	$84,884	$89,883	$91,208
Advances from the Federal Home Loan Bank	31,025	31,024	27,347	27,491	31,690	31,892
Advances by borrowers for taxes and insurance	248	248	317	317	100	100

	$109,570	$109,858	$111,634	$112,692	$121,673	$123,200

11. Advertising

Advertising costs are expensed when incurred.

12. Reclassifications

Certain prior year amounts have been reclassified to conform to the March 31, 2005 financial statement presentation.

GREENVILLE FEDERAL SAVINGS AND LOAN ASSOCIATION

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Nine months ended March 31, 2005 and 2004 (unaudited)
and years ended June 30, 2004 and 2003

NOTE A — SUMMARY OF ACCOUNTING POLICIES (continued)

13. Recent Accounting Developments

In December 2004, the Financial Accounting Standards Board (“FASB”) issued a revision to Statement of Financial Accounting Standards (“SFAS”) No. 123 which establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily on accounting for transactions in which an entity obtains employee services in share-based transactions. This Statement, SFAS No. 123(R) “Share Based Payment”, requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award, with limited exceptions. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award – the requisite service period. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. Employee share purchase plans will not result in recognition of compensation cost if certain conditions are met.

Initially, the cost of employee services received in exchange for an award of liability instruments will be measured based on current fair value; the fair value of that award will be remeasured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

Excess tax benefits, as defined by SFAS No. 123(R) will be recognized as an addition to additional paid-in capital. Cash retained as a result of those excess tax benefits will be presented in the statement of cash flows as financing cash inflows. The write-off of deferred tax assets relating to unrealized tax benefits associated with recognized compensation cost will be recognized as income tax expense unless there are excess tax benefits from previous awards remaining in additional paid-in capital to which it can be offset.

Compensation cost is required to be recognized in the beginning of the first interim or annual period that begins after December 15, 2005, or July 1, 2006 as to the Association. The Association currently has no stock option or other share-based incentive plans that are subject to the provisions of SFAS No. 123(R). However, in connection with the Reorganization discussed in Note M, management contemplates that a stock option plan will be submitted to shareholders for a vote. If such plan is ratified by the shareholders, the Association will be required to expense stock option grants under the plan pursuant to SFAS No. 123(R).

GREENVILLE FEDERAL SAVINGS AND LOAN ASSOCIATION

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Nine months ended March 31, 2005 and 2004 (unaudited)
and years ended June 30, 2004 and 2003

NOTE B — INVESTMENT AND MORTGAGE-BACKED SECURITIES

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair value of investment securities at March 31, 2005, June 30, 2004 and 2003 are shown below.

		March 31, 2005
		Gross	Gross	Estimated
	Amortized	unrealized	unrealized	fair
	cost	gains	losses	value
		(In thousands)
Available for sale:
Asset management fund	$15,900	$—	$(249)	$15,651

Held to maturity:
U.S. Government agency obligations	$18,000	$—	$(334)	$17,666

		June 30, 2004
		Gross	Gross	Estimated
	Amortized	unrealized	unrealized	fair
	cost	gains	losses	value
		(In thousands)
Available for sale:
Asset management fund	$15,590	$—	$(186)	$15,404

Held to maturity:
U.S. Government agency obligations	$18,999	$9	$(245)	$18,763

		June 30, 2003
		Gross	Gross	Estimated
	Amortized	unrealized	unrealized	fair
	cost	gains	losses	value
		(In thousands)
Available for sale:
Asset management fund	$20,214	$—	$—	$20,214

Held to maturity:
U.S. Government agency obligations	$22,000	$161	$—	$22,161

GREENVILLE FEDERAL SAVINGS AND LOAN ASSOCIATION

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Nine months ended March 31, 2005 and 2004 (unaudited)
and years ended June 30, 2004 and 2003

NOTE B — INVESTMENT AND MORTGAGE-BACKED SECURITIES (continued)

The amortized cost and estimated fair value of U.S. Government agency obligations held to maturity, by term to maturity at March 31, 2005 and June 30, 2004, are shown below.

	March 31, 2005
		Estimated
	Amortized	fair
	cost	value
	(Unaudited)
	(In thousands)
Held to maturity:
Due after one year through three years	$8,000	$7,838
Due after three years through five years	10,000	9,828

Total held to maturity	$18,000	$17,666

	June 30, 2004
		Estimated
	Amortized	fair
	cost	value
	(In thousands)
Held to maturity:
Due after one year through three years	$6,000	$5,915
Due after three years through five years	12,999	12,848

Total held to maturity	$18,999	$18,763

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair value of mortgage-backed securities designated as held to maturity are shown below.

		March 31, 2005
		Gross	Gross	Estimated
	Amortized	unrealized	unrealized	fair
	cost	gains	losses	value
		(In thousands)
Federal Home Loan Mortgage Corporation participation certificates	$586	$14	$—	$600
Federal National Mortgage Association participation certificates	1,275	6	(1)	1,280
Government National Mortgage Association participation certificates	30	1	—	31

Total mortgage-backed securities	$1,891	$21	$(1)	$1,911

GREENVILLE FEDERAL SAVINGS AND LOAN ASSOCIATION

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Nine months ended March 31, 2005 and 2004 (unaudited)
and years ended June 30, 2004 and 2003

NOTE B — INVESTMENT AND MORTGAGE-BACKED SECURITIES (continued)

		June 30, 2004
		Gross	Gross	Estimated
	Amortized	unrealized	unrealized	fair
	cost	gains	losses	value
		(In thousands)
Federal Home Loan Mortgage Corporation participation certificates	$906	$17	$—	$924
Federal National Mortgage Association participation certificates	1,646	14	—	1,659
Government National Mortgage Association participation certificates	39	—	—	39

Total mortgage-backed securities	$2,591	$31	$—	$2,622

		June 30, 2003
		Gross	Gross	Estimated
	Amortized	unrealized	unrealized	fair
	cost	gains	losses	value
		(In thousands)
Federal Home Loan Mortgage Corporation participation certificates	$1,675	$39	$—	$1,714
Federal National Mortgage Association participation certificates	1,420	60	—	1,480
Government National Mortgage Association participation certificates	60	2	—	62

Total mortgage-backed securities	$3,155	$101	$—	$3,256

The amortized cost and estimated fair values of mortgage-backed securities at March 31, 2005 and June 30, 2004 by contractual term to maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

	March 31, 2005
		Estimated
	Amortized	fair
	cost	value
	(Unaudited)
	(In thousands)
Due in three to five years	$64	$67
Due in five to ten years	5	5
Due after ten years	1,822	1,839

	$1,891	$1,911

GREENVILLE FEDERAL SAVINGS AND LOAN ASSOCIATION

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Nine months ended March 31, 2005 and 2004 (unaudited)
and years ended June 30, 2004 and 2003

NOTE B — INVESTMENT AND MORTGAGE-BACKED SECURITIES (continued)

	June 30, 2004
		Estimated
	Amortized	fair
	cost	value
	(In thousands)
Due in three to five years	$90	$93
Due in five to ten years	8	10
Due after ten years	2,493	2,519

	$2,591	$2,622

The table below indicates the length of time individual securities have been in a continuous unrealized loss position at March 31, 2005 and June 30, 2004:

				March 31, 2005
	Less than 12 months			12 months or longer				Total
Description of	Number of	Fair	Unrealized	Number of	Fair	Unrealized	Number of	Fair	Unrealized
securities	investments	value	losses	investments	value	losses	investments	value	losses
	(Unaudited)
	(Dollars in thousands)
Investment securities held to maturity	2	$1,979	$(21)	16	$15,687	$(313)	18	$17,666	$(334)
Investment securities available for sale	—	—	—	1	15,651	(249)	1	15,651	(249)
Mortgage-backed securities	2	73	(1)	—	—	—	2	73	(1)

Total temporarily impaired securities	4	$2,052	$(22)	17	$31,338	$(562)	21	$33,390	$(584)

				June 30, 2004
	Less than 12 months			12 months or longer				Total
Description of	Number of	Fair	Unrealized	Number of	Fair	Unrealized	Number of	Fair	Unrealized
securities	investments	value	losses	investments	value	losses	investments	value	losses
	(Dollars in thousands)
Investment securities held to maturity	17	$16,754	$(245)	—	$—	$—	17	$16,754	$(245)
Investment securities available for sale	—	—	—	1	15,404	(186)	1	15,404	(186)

Total temporarily impaired securities	17	$16,754	$(245)	1	$15,404	$(186)	18	$32,158	$(431)

Management has the intent and ability to hold these securities for the foreseeable future. The decline in fair value was primarily due to changes in market interest rates. In the opinion of management, the unrealized losses on investment securities and mortgage-backed securities are expected to recover as securities approach the respective maturity dates.

GREENVILLE FEDERAL SAVINGS AND LOAN ASSOCIATION

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Nine months ended March 31, 2005 and 2004 (unaudited)
and years ended June 30, 2004 and 2003

NOTE C — LOANS RECEIVABLE

The composition of the loan portfolio is as follows:

	March 31,	June 30,
	2005	2004	2003
	(Unaudited)
	(In thousands)
Residential real estate
One- to four-family	$63,749	$62,683	$57,424
Multi-family	3,886	3,244	2,064
Construction	1,676	1,939	1,975
Nonresidential real estate	3,137	2,369	2,245
Commercial	2,888	1,581	937
Consumer and other	2,720	2,524	2,304

	78,056	74,340	66,949

Less:
Unearned interest	13	10	13
Deferred loan origination fees, net	319	326	268
Allowance for loan losses	580	451	441
Undisbursed portion of loans in process	590	982	939

	$76,554	$72,571	$65,288

The Association’s lending efforts have historically focused on one- to four-family and multi-family residential real estate loans, which comprise approximately $68.7 million, or 90% of the total loan portfolio at March 31, 2005, approximately $66.9 million, or 92% of the total loan portfolio at June 30, 2004, and approximately $60.5 million, or 93% of the total loan portfolio at June 30, 2003. The preponderence of such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Association with adequate collateral coverage in the event of default. Nevertheless, the Association, as with any lending institution, is subject to the risk that real estate values could deteriorate in its primary lending area of west central Ohio, thereby impairing collateral values.

The Association has sold loans in the secondary market, retaining servicing on the loans sold. Loans sold and serviced for others totaled approximately $21.0 million, $24.1 million and $32.7 million at March 31, 2005, June 30, 2004 and 2003, respectively.

In the ordinary course of business, the Association has made loans to some of its directors, officers and their related business interests. In the opinion of management, such loans are consistent with sound lending practices and are within applicable regulatory lending limitations. The balance of such loans totaled approximately $1.0 million, $992,000 and $925,000 at March 31, 2005, June 30, 2004 and 2003, respectively.

GREENVILLE FEDERAL SAVINGS AND LOAN ASSOCIATION

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Nine months ended March 31, 2005 and 2004 (unaudited)
and years ended June 30, 2004 and 2003

NOTE D — ALLOWANCE FOR LOAN LOSSES

The activity in the allowance for loan losses for the years ended June 30 is summarized as follows:

	For the nine months ended		For the years ended
	March 31,		June 30,
	2005	2004	2004	2003
	(Unaudited)
		(In thousands)
Balance at beginning of period	$451	$441	$441	$475
Provision for losses on loans	180	10	10	40
Net (charge-offs) recoveries	(51)	2	—	(74)

Balance at end of period	$580	$453	$451	$441

As of March 31, 2005, June 30, 2004 and 2003, approximately $541,000, $433,000 and $430,000, respectively, of the Association’s allowance for loan losses was general in nature and was includible as a component of regulatory risk-based capital.

At March 31, 2005 and 2004, and June 30, 2004 and 2003, the Association had nonperforming loans totaling $429,000, $1.1 million, $800,000 and $1.4 million, respectively. Interest income that would have been recognized had such nonperforming loans performed pursuant to contractual terms totaled approximately $4,000, $20,000, $11,000 and $41,000 for the nine months ended March 31, 2005 and 2004 and the years ended June 30, 2004 and 2003, respectively.

NOTE E — OFFICE PREMISES AND EQUIPMENT

Office premises and equipment are summarized as follows:

	March 31,	June 30,
	2005	2004	2003
	(Unaudited)
	(In thousands)
Land	$565	$565	$410
Leasehold improvements	204	204	204
Buildings and improvements	1,716	1,716	1,716
Furniture and equipment	1,478	1,421	1,262
Vehicles	20	20	20

	3,983	3,926	3,612
Less accumulated depreciation and amortization	(1,805)	(1,650)	(1,381)

	$2,178	$2,276	$2,231

GREENVILLE FEDERAL SAVINGS AND LOAN ASSOCIATION

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Nine months ended March 31, 2005 and 2004 (unaudited)
and years ended June 30, 2004 and 2003

NOTE F — DEPOSITS

Deposits consist of the following major classifications:

	March 31,		June 30,
Deposit type and weighted-	2005		2004		2003
average interest rate	Amount	%	Amount	%	Amount	%
	(Unaudited)
	(Dollars in thousands)
Non-interest-bearing checking	$3,554	4.5%	$3,128	3.7%	$3,074	3.4%
NOW accounts
March 31, 2005 - 0.54%	5,345	6.8
June 30, 2004 - 0.53%			4,724	5.6
June 30, 2003 - 0.59%					4,631	5.2
Money market accounts
March 31, 2005 - 0.60%	635	0.8
June 30, 2004 - 0.60%			697	0.8
June 30, 2003 - 0.75%					776	0.9
Savings accounts
March 31, 2005 - 0.74%	23,677	30.3
June 30, 2004 - 0.74%			25,302	30.2
June 30, 2003 - 0.85%					25,722	28.6

Total demand, transaction and savings deposits	33,212	42.4	33,851	40.3	34,203	38.1

Certificates of deposit
Original maturities of:
Less than twelve months
March 31, 2005 - 1.65%	11,224	14.3
June 30, 2004 - 1.23%			18,044	21.5
June 30, 2003 - 2.86%					19,453	21.6
Twelve months to thirty-six months
March 31, 2005 - 2.11%	15,039	19.2
June 30, 2004 - 2.62%			15,407	18.3
June 30, 2003 - 3.59%					18,592	20.7
Thirty-six months and greater
March 31, 2005 - 3.94%	18,822	24.1
June 30, 2004 - 5.06%			16,668	19.9
June 30, 2003 - 4.96%					17,635	19.6

Total certificates of deposit	45,085	57.6	50,119	59.7	55,680	61.9

Total deposit accounts	$78,297	100.0%	$83,970	100.0%	$89,883	100.0%

The Association had certificate of deposit accounts with balances in excess of $100,000 totaling approximately $5.0 million, $5.7 million and $7.1 million at March 31, 2005, June 30, 2004 and 2003, respectively. At June 30, 2004, the Association had letters of credit from the Federal Home Loan Bank totaling $2.0 million to secure certain deposits.

GREENVILLE FEDERAL SAVINGS AND LOAN ASSOCIATION

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Nine months ended March 31, 2005 and 2004 (unaudited)
and years ended June 30, 2004 and 2003

NOTE F — DEPOSITS (continued)

Interest expense on deposits is summarized as follows:

	For the nine months ended		For the years ended
	March 31,		June 30,
	2005	2004	2004	2003
	(Unaudited)
	(In thousands)
Demand, transaction and savings accounts	$160	$164	$218	$431
Certificate of deposit accounts	1,042	1,271	1,638	2,117

	$1,202	$1,435	$1,856	$2,548

Maturities of certificate of deposit accounts are as follows:

	March 31,	June 30,
	2005	2004	2003
	(Unaudited)
	(In thousands)
Due within:
Three months	$7,325	$10,732	$10,331
Three to six months	10,245	8,079	12,051
Six months to one year	8,525	13,652	9,290
One year to three years	13,210	13,038	17,801
Three years and thereafter	5,780	4,618	6,207

	$45,085	$50,119	$55,680

GREENVILLE FEDERAL SAVINGS AND LOAN ASSOCIATION

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Nine months ended March 31, 2005 and 2004 (unaudited)
and years ended June 30, 2004 and 2003

NOTE G — ADVANCES FROM THE FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank, collateralized at March 31, 2005 and June 30, 2004, by a blanket pledge of residential real estate mortgage loans totaling $41.9 million and $39.6 million, respectively, and the Association’s investment in Federal Home Loan Bank stock, are summarized as follows:

Maturing in fiscal year ending	March 31,	June 30,
June 30,	2005	2004	2003
	(Unaudited)
	(Dollars in thousands)
2005	$2,000	$—	$—
2006	2,340	2,433	2,551
2007	47	74	111
2008	6,233	1,326	1,455
2009	1,475	1,782	2,179
2010	1,115	1,261	1,445
Thereafter	17,815	20,471	23,949

	$31,025	$27,347	$31,690

Weighted-average interest rate	4.84%	5.15%	5.13%

NOTE H — FEDERAL INCOME TAXES (CREDITS)

The provision for federal income taxes (credits) differs from that computed at the statutory corporate rate for the nine months ended March 31, 2005 and 2004, and the fiscal years ended June 30, 2004 and 2003, as follows:

	For the nine months ended		For the year ended
	March 31,		June 30,
	2005	2004	2004	2003
	(Unaudited)
	(In thousands)
Federal income taxes (credits) computed at the 34% statutory rate	$(306)	$(53)	$(66)	$301
Increase (decrease) in taxes resulting from:
Increase in cash surrender value of life insurance	(35)	(35)	(47)	(2)
Other	1	1	—	2

Federal income tax provision (credits) per financial statements	$(340)	$(87)	$(113)	$301

Effective rate of tax (benefit)	(37.8)%	(56.1)%	(58.2)%	34.0%

GREENVILLE FEDERAL SAVINGS AND LOAN ASSOCIATION

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Nine months ended March 31, 2005 and 2004 (unaudited)
and years ended June 30, 2004 and 2003

NOTE H — FEDERAL INCOME TAXES (continued)

The composition of the Association’s net deferred tax liability is as follows:

	March 31,	June 30,
Taxes (payable) refundable on temporary	2005	2004	2003
differences at statutory rate:	(Unaudited)
	(In thousands)
Deferred tax assets:
General loan loss allowance	$193	$147	$146
Deferred loan origination fees	43	42	—
Charitable contributions	24	—	—
Unrealized losses on securities available for sale	85	63	—
Other	3	15	17

Deferred tax assets	348	267	163

Deferred tax liabilities:
Federal Home Loan Bank stock dividends	(337)	(318)	(296)
Difference between book and tax depreciation	(25)	(44)	(58)
Mortgage servicing rights	(65)	(73)	(88)
Percentage of earnings bad debt deduction	—	—	(19)
Deferred loan origination costs	—	—	(24)
Prepaid expenses and other	(46)	(32)	(30)

Deferred tax liabilities	(473)	(467)	(515)

Net deferred tax liability	$(125)	$(200)	$(352)

Prior to 1997, the Association was allowed a special bad debt deduction generally limited to 8% of otherwise taxable income and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that previously qualified as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at March 31, 2005 and June 30, 2004 and 2003, include approximately $1.8 million for which federal income taxes have not been provided. The amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $600,000 at each of those respective dates.

The Association was required to recapture as taxable income approximately $340,000 of its bad debt reserve, which represented the post-1987 additions to the reserve, and is unable to utilize the percentage of earnings method to compute its reserve in the future. The Association had provided deferred taxes for this amount and completed the amortization of the recapture of its bad debt reserve over a six year period in fiscal 2004.

GREENVILLE FEDERAL SAVINGS AND LOAN ASSOCIATION

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Nine months ended March 31, 2005 and 2004 (unaudited)
and years ended June 30, 2004 and 2003

NOTE I — COMMITMENTS AND CONTINGENCIES

The Association is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers, including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the statement of financial condition. The contract or notional amounts of the commitments reflect the extent of the Association’s involvement in such financial instruments.

The Association’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Association uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

At March 31, 2005, the Association had outstanding commitments of $1.1 million to originate loans. Additionally, the Association had commitments under unused lines of credit for home equity loans and commerical loans totaling approximately $3.5 million and $350,000, respectively. At June 30, 2004, the Association had outstanding commitments of $798,000 to originate loans. Additionally, the Association had commitments under unused lines of credit for home equity loans and commerical loans totaling approximately $3.1 million and $410,000, respectively. Finally, the Association had commitments under stand-by letters of credit totaling approximately $20,000 and $40,000 at March 31, 2005 and June 30, 2004, respectively. Stand-by letters of credit are conditional commitments issued by the Association to guarantee the performance of a customer to a third party. In the opinion of management, all loan commitments equaled or exceeded prevalent market interest rates as of March 31, 2005 and June 30, 2004, and will be funded from normal cash flow from operations.

The Association had no contingent liabilities at March 31, 2005 and June 30, 2004 and 2003.

NOTE J — LEASE COMMITMENTS

The Association conducts a portion of its operations in leased facilities under noncancelable operating leases expiring in fiscal 2006. In April 2005, the Association exercised a two-year renewal option providing for an annual rental of $48,000.

The minimum rental commitment under operating leases, excluding sublease income, totaled $11,000 $51,000, $48,000 and $16,000 for the three month period ended June 30, 2005 and the fiscal years ended June 30, 2006, 2007 and 2008, respectively.

Rental expense for all operating leases totaled approximately $34,000, $33,000, $45,000 and $42,000 for the nine months ended March 31, 2005 and 2004, and the fiscal years ended June 30, 2004 and 2003, respectively.

GREENVILLE FEDERAL SAVINGS AND LOAN ASSOCIATION

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Nine months ended March 31, 2005 and 2004 (unaudited)
and years ended June 30, 2004 and 2003

NOTE K — BENEFIT PLANS

The Association has a contributory 401(k) plan which covers substantially all employees. Eligible participants of the plan may voluntarily make contributions up to 50% of annual compensation. Employer contributions to the plan are required in an amount equal to 100% of the employees’ contributions, not to exceed 6% of the employees’ eligible salary level. The expense for this plan totaled approximately $50,000, $50,000, $68,000 and $64,000 for the nine months ended March 31, 2005 and 2004 and the fiscal years ended June 30, 2004 and 2003, respectively.

The Association also participated in a noncontributory, multi-employer defined benefit pension fund covering all employees who qualified as to length of service. Contributions were based upon covered employees’ ages and salaries. During the nine months ended March 31, 2005, the Association elected to terminate this plan. Management received an estimate from the plan’s administrators of the costs to terminate the plan and, accordingly, recorded a charge of $726,000 to recognize the estimated termination costs. The Association recorded expense totaling approximately $1.1 million, $221,000, $296,000 and $198,000 for the plan for the nine months ended March 31, 2005 and 2004, and the fiscal years ended June 30, 2004 and 2003, respectively. Upon payment of the terminating contribution, the Association has (or will have) no further liability for vested benefits. Data concerning the actuarial present value of the accumulated benefits, vested plan benefits, and net assets available for plan benefits relevant to the employees of the Association is not available because such determinations are not made for individual participating entities.

NOTE L — REGULATORY CAPITAL

The Association is subject to the regulatory capital requirements of the Office of Thrift Supervision (the “OTS”). Failure to meet minimum capital requirements can initiate certain mandatory – and possibly additional discretionary – actions by regulators that, if undertaken, could have a direct material effect on the Association’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Association must meet specific capital guidelines that involve quantitative measures of the Association’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Association’s capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk-weightings, and other factors.

Such minimum capital standards generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as retained earnings less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus qualifying intangible assets) generally equal to 4.0% of adjusted total assets, except for those associations with the highest examination rating and acceptable levels of risk. The risk-based capital requirement provides for the maintenance of core capital plus general loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Association multiplies the value of each asset on its statement of financial condition by a defined risk-weighting factor, e.g., one- to four-family residential loans carry a risk-weighted factor of 50%.

During the fiscal year ended June 30, 2004, the Association was notified by the OTS that it was categorized as “well-capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well-capitalized” the Association must maintain minimum capital ratios as set forth in the following table.

GREENVILLE FEDERAL SAVINGS AND LOAN ASSOCIATION

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Nine months ended March 31, 2005 and 2004 (unaudited)
and years ended June 30, 2004 and 2003

NOTE L — REGULATORY CAPITAL (continued)

As of March 31, 2005, June 30, 2004 and 2003, management believes that the Association met all capital adequacy requirements to which it was subject.

	As of March 31, 2005
	(Unaudited)
					To be “well-
					capitalized” under
			For capital		prompt corrective
	Actual		adequacy purposes		action provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
Tangible capital	$13,217	10.6%	≥$1,866	≥1.5%	≥$6,220	≥ 5.0%

Core capital	$13,217	10.6%	≥$4,976	≥4.0%	≥$7,464	≥ 6.0%

Risk-based capital	$13,758	21.4%	≥$5,154	≥8.0%	≥$6,443	≥10.0%

	As of June 30, 2004
					To be “well-
					capitalized” under
			For capital		prompt corrective
	Actual		adequacy purposes		action provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
Tangible capital	$13,774	10.9%	≥$1,897	≥1.5%	≥$6,322	≥ 5.0%

Core capital	$13,774	10.9%	≥$5,057	≥4.0%	≥$7,586	≥ 6.0%

Risk-based capital	$14,207	23.1%	≥$4,922	≥8.0%	≥$6,152	≥10.0%

	As of June 30, 2003
					To be “well-
					capitalized” under
			For capital		prompt corrective
	Actual		adequacy purposes		action provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
Tangible capital	$13,850	10.1%	≥$2,058	≥1.5%	≥$6,860	≥ 5.0%

Core capital	$13,850	10.1%	≥$5,488	≥4.0%	≥$8,233	≥ 6.0%

Risk-based capital	$14,280	24.2%	≥$4,729	≥8.0%	≥$5,911	≥10.0%

GREENVILLE FEDERAL SAVINGS AND LOAN ASSOCIATION

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Nine months ended March 31, 2005 and 2004 (unaudited)
and years ended June 30, 2004 and 2003

NOTE L — REGULATORY CAPITAL (continued)

The following table reconciles capital as determined under generally accepted accounting principles (GAAP) to tangible, core and risk-based capital as determined by the Association’s primary regulator (Regulatory Capital).

Reconciliation of GAAP to Regulatory Capital

	March 31,	June 30,
	2005	2004	2003
	(Unaudited)
	(In thousands)
GAAP capital	$13,072	$13,673	$13,876
Reconciling items:
Unrealized (gains) losses on available for sale securities	164	122	—
Mortgage servicing rights excluded	(19)	(21)	(26)

Tangible and core capital	13,217	13,774	13,850
General valuation allowance	541	433	430

Risk-based capital	$13,758	$14,207	$14,280

The Association’s management believes that, under the current regulatory capital regulations, the Association will continue to meet its minimum capital requirements in the foreseeable future. However, events beyond the control of the Association, such as increased interest rates or a downturn in the economy in the Association’s market area, could adversely affect future earnings and, consequently, the ability to meet future minimum regulatory capital requirements.

NOTE M — REORGANIZATION AND CHANGE OF CORPORATE FORM (UNAUDITED)

On April 18, 2005, the Board of Directors of the Association adopted a Plan of Reorganization (the “Plan” or the “Reorganization”) pursuant to which the Association proposes to reorganize into a two-tier mutual holding company structure with the establishment of a stock holding company, Greenville Federal Financial Corporation, as parent of the Association, and the Association will convert to the stock form of ownership, followed by the issuance of all the Association’s outstanding stock to Greenville Federal Financial Corporation. Pursuant to the Plan, Greenville Federal Financial Corporation will offer for sale between 1,032,750 and 1,606,837 common shares representing 45.0% of the outstanding common stock, at $10.00 per share, to the Association’s depositors, a newly formed Employee Stock Ownership Plan (“ESOP”) and possibly other persons. Greenville Federal MHC is being organized as a federally chartered mutual holding company and will own 55.0% of the outstanding common stock of Greenville Federal Financial Corporation upon completion of the Reorganization. The costs of issuing the common stock will be deferred and deducted from the sale proceeds of the offering. If the Reorganization is unsuccessful, all deferred costs will be charged to operations. At March 31, 2005, the Association had incurred and deferred Reorganization costs totaling approximately $8,000. The transaction is subject to approval by regulatory authorities and members of the Association.

GREENVILLE FEDERAL SAVINGS AND LOAN ASSOCIATION

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Nine months ended March 31, 2005 and 2004 (unaudited)
and years ended June 30, 2004 and 2003

NOTE M — REORGANIZATION AND CHANGE OF CORPORATE FORM (UNAUDITED) (continued)

The Reorganization will be accounted for as a change in corporate form with the historic basis of the Association’s assets, liabilities and equity unchanged as a result. Subsequent to the Reorganization, the existing rights of the Association’s depositors upon liquidation as of the effective date will be transferred with records maintained to ensure such rights receive statutory priority in the event of a future mutual to stock conversion, or in the more unlikely event of the Association’s liquidation.

NOTE N — SUBSEQUENT EVENT (UNAUDITED)

As previously discussed in Note A-1, the Association’s wholly-owned subsidiary, Greenville Financial, was incorporated for the primary purpose of holding shares in the Association’s data processing service provider, Intrieve, Inc. In April 2005, Intrieve, Inc. was acquired by John H. Harland Company. As a result, Greenville Financial received cash consideration of approximately $344,000 for its shares of Intreve, Inc., resulting in a pretax gain of $329,000.

[GREENVILLE FEDERAL FINANCIAL CORPORATION LOGO]

(Proposed Holding Company for Greenville Federal)

1,397,250 Shares of Common Stock
(subject to increase to up to 1,606,837 shares)

_____________
PROSPECTUS

KEEFE, BRUYETTE & WOODS

_______________, 2005

Until the later of __________, 2005, or 90 days after the commencement of the offering, all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Directors and Officers.

     Article XII of the Bylaws of Greenville Federal Financial Corporation (the “Corporation”) sets forth the following circumstances under which directors, officers, employees and agents of the Corporation may be indemnified against liability they incur in their capacities as such:

Article XII – Indemnification, Expenses and Insurance

     Section 1. Indemnification. The Company shall indemnify its officers and directors to the full extent permitted by the regulations of the Office, the regulations of the Federal Deposit Insurance Corporation and any other applicable laws and regulations. The Company may, to such extent and in such manner as is determined by the board of directors, but in no event to an extent greater than is permitted by the regulations of the Office, the regulations of the Federal Deposit Insurance Corporation and any other applicable laws and regulations, indemnify any employees or agents of the Company permitted to be indemnified by provisions of such laws and regulations. The rights to indemnification conferred in these bylaws shall be contract rights and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the person’s heirs, executors and administrators.

     Section 2. Expenses. The right to indemnification conferred by these bylaws shall include the right to be paid by the Company the expenses incurred in defending any such proceeding in advance of its final disposition, to the fullest extent authorized by the regulations of the Office, the Federal Deposit Insurance Corporation and any other applicable laws and regulations.

     Section 3. Insurance. The Company may maintain insurance to the full extent permitted by the regulations of the Office, regulations of the Federal Deposit Insurance Corporation and any other applicable laws and regulations, at its expense, to protect itself and any director, officer, employee or agent of the Company or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss.

Item 25. Other Expenses of Issuance and Distribution.

     Set forth below is an estimate of the fees and expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance of the shares, based on the maximum of the valuation range:

Legal fees and expenses	$250,000
Accounting fees and expenses	100,000
Printing and mailing expenses	125,000
SEC registration fees	1,891
OTS application filing fee	14,400
Legal counsel for underwriter	35,000
Appraisal fee and expenses	30,500
Business Plan fee and expenses	25,000
Conversion agent fee and expenses	20,000
Stock transfer agent and certificates	10,000
Blue sky filing fees and counsel fees	40,000
Miscellaneous	9,580

Total	$661,371

Item 26. Recent Sales of Unregistered Securities.

     Not applicable.

Item 27. Exhibits.

1.1	Engagement letter between Keefe, Bruyette & Woods, Inc., and Greenville Federal Savings and Loan Association

1.2	Form of Agency Agreement between Keefe, Bruyette & Woods, Inc., and Greenville Federal Savings and Loan Association

2	Plan of Reorganization and Stock Issuance Plan

3.1	Charter of Greenville Federal Financial Corporation (attached as Exhibit B-1 to Plan of Reorganization and Stock Issuance Plan included as Exhibit 2)

3.2	Bylaws of Greenville Federal Financial Corporation (attached as Exhibit B-2 to Plan of Reorganization and Stock Issuance Plan included as Exhibit 2)

4	Form of Stock Certificate of Greenville Federal Financial Corporation

5	Opinion of Vorys, Sater, Seymour and Pease LLP regarding legality of securities being registered

8	Opinion of Vorys, Sater, Seymour and Pease LLP regarding federal and state tax matters

10.1	Form of Employment Agreement for David M. Kepler

10.2	Form of Employment Agreement for Susan J. Allread

10.3	Form of Tax Allocation Agreement

10.4	Form of Expense Allocation Agreement

21	Subsidiaries of registrant

23.1	Consent of Vorys, Sater, Seymour and Pease LLP (contained in opinions included as Exhibits 5 and 8)

23.2	Consent of Grant Thornton LLP

23.3	Consent of Keller & Company, Inc.

99.1	Appraisal Report of Keller & Company, Inc. (to be filed by amendment)

99.2	Subscription Order Form and Instructions

99.3	Additional solicitation materials

99.4	Proxy Statement

Item 28. Undertakings.

     The undersigned Registrant hereby undertakes to:

     (1) file, during any period in which securities are being offered or sold, a post-effective amendment to this registration statement to:

(i) include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and the price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) include any additional or changed material information on the plan of distribution;

     (2) for determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering; and

     (3) file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

     The undersigned registrant hereby further undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

     In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Greenville, State of Ohio, on June 20, 2005.

GREENVILLE FEDERAL FINANCIAL CORPORATION

By:	/s/ David M. Kepler

David M. Kepler
President, Chief Executive Officer

     In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated:

Name	Title	Date

/s/ David Feltman	Director	June 20, 2005
David Feltman

/s/ David M. Kepler	Director, Chief Executive Officer	June 20, 2005
David M. Kepler

/s/ George S. Luce, Jr.	Director	June 20, 2005
George S. Luce, Jr.

/s/ Richard J. O’Brien	Director	June 20, 2005
Richard J. O’Brien

/s/ Eunice F. Steinbrecher	Director	June 20, 2005
Eunice F. Steinbrecher

/s/ James W. Ward	Director, Chairman of the Board	June 20, 2005
James W. Ward

/s/ David R. Wolverton	Director	June 20, 2005
David R. Wolverton

/s/ Susan J. Allread	Chief Financial Officer (principal accounting officer)	June 20, 2005
Susan J. Allread

EXHIBIT INDEX

Exhibits

1.1	Engagement letter between Keefe, Bruyette & Woods, Inc., and Greenville Federal Savings and Loan Association

1.2	Form of Agency Agreement between Keefe, Bruyette & Woods, Inc., and Greenville Federal Savings and Loan Association

2	First Amended Plan of Reorganization and Stock Issuance Plan

3.1	Charter of Greenville Federal Financial Corporation (attached as Exhibit B-1 to Plan of Reorganization and Stock Issuance Plan, included as Exhibit 2)

3.2	Bylaws of Greenville Federal Financial Corporation (attached as Exhibit B-2 to Plan of Reorganization and Stock Issuance Plan, included as Exhibit 2)

4	Form of Stock Certificate of Greenville Federal Financial Corporation

5	Opinion of Vorys, Sater, Seymour and Pease LLP regarding legality of securities being registered

8	Form of opinion of Vorys, Sater, Seymour and Pease LLP regarding federal and state tax matters (final to be filed by amendment)

10.1	Form of Employment Agreement for David M. Kepler

10.2	Form of Employment Agreement for Susan J. Allread

10.3	Form of Tax Allocation Agreement

10.4	Form of Expense Allocation Agreement

21	Subsidiaries of registrant

23.1	Consent of Vorys, Sater, Seymour and Pease LLP (contained in opinions included as Exhibits 5 and 8)

23.2	Consent of Grant Thornton LLP

23.3	Consent of Keller & Company, Inc.

99.1	Appraisal Report of Keller & Company, Inc.*

99.2	Subscription Order Form and Instructions

99.3	Additional solicitation materials

99.4	Proxy Statement

*	To be filed by amendment